Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02028959

REGISTRANT'S NAME Shangri-La Asia Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5006 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/1/02



ANNUAL REPORT 2001

SHANGRI-LA
ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司


Kowloon Shangri-La, Hong

Contents

A Chinese translation of this Annual Report is available from the Company upon request.

如欲索取本年報之中文譯本，請聯絡本公司。

Corporate Information (As at 22 March 2002)

Board of Directors

Executive Directors

Mr YE Longfei
(Chairman)
Mr KUOK Khoon Ho
(Deputy Chairman and Managing Director)
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing

Non-Executive Directors

Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr QUEK Poh Huat*
Mr Alexander Reid HAMILTON*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr YE Longfei
(Chairman)
Mr KUOK Khoon Ho
Mr Thaddeus Thomas BECZAK
Mr HO Kian Guan
Mr QUEK Poh Huat

Audit Committee

Mr Alexander Reid HAMILTON
(Chairman)
Mr HO Kian Guan
Mr QUEK Poh Huat

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Principal Banker

The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central
Hong Kong

Hong Kong Legal Advisers

Clifford Chance
30th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

Bermuda Legal Advisers

Appleby Spurling & Kempe
5511
The Center
99 Queen's Road Central
Central
Hong Kong

Registered Address

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Company's website: http://www.shangri-la.com
Financial information: http://www.irasia.com/listco/hk/shangrila

THE AWARD-WINNING HOTEL GROUP

FAR EASTERN ECONOMIC REVIEW

2001 Preferred Hotel Chain

READER'S DIGEST

2001 Outstanding Brand Performance in Asia

WORLD TRAVEL AWARDS

2001 Asia Pacific's Leading Hotel Group

TTG ASIA

2001 Best Hotel Chain

TRAVEL WEEKLY (UK)

2001 Best Asia Pacific Hotel Group

BUSINESS TRAVELLER (ASIA PACIFIC)

2001 Best Business Hotel Chain in Asia Pacific

BUSINESS TRAVELLER (EUROPE)

2001 Best Business Hotel Chain in Asia Pacific

TIME TRAVELER

2001 Preferred Hotel/Chain, Favourite Business Hotels & Favourite Resort Hotels

GLOBAL FINANCE

2001 Best Company in the Hotel Sector in Asia

Hotel, Property and Project Information

A. OPERATING HOTELS, PROPERTIES AND DEVELOPING PROJECTS OWNED BY THE GROUP AS AT 31 DECEMBER 2001

a. Operating Hotels (managed by the Group)

			Available Rooms	Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China					
Hong Kong		Island Shangri-La	565		
		Kowloon Shangri-La	724		
Mainland China	Beihai	Shangri-La Hotel	362		
	Beijing	Shangri-La Hotel	657		
		China World Hotel	728		
		Traders Hotel	552		
		The Kerry Centre Hotel	487		
	Changchun	Shangri-La Hotel	458	5,371	63
	Dalian	Shangri-La Hotel	562		
	Hangzhou	Shangri-La Hotel	384		
	Harbin	Shangri-La Hotel	346		
	Qingdao	Shangri-La Hotel	420		
	Shanghai	Pudong Shangri-La	606		
	Shenyang	Traders Hotel	588		
	Shenzhen	Shangri-La Hotel	522		
	Wuhan	Shangri-La Hotel	505		
	Xian	Shangri-La Golden Flower Hotel	423		
The Philippines	Cebu	Shangri-La's Mactan Island Resort	543		
	Manila	Edsa Shangri-La	649		
		Makati Shangri-La	703		
Singapore		Shangri-La Hotel	760		
		Shangri-La's Rasa Sentosa Resort	459		
		Traders Hotel	547		
Thailand	Bangkok	Shangri-La Hotel	850		
Malaysia	Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	330		
	Kuala Lumpur	Shangri-La Hotel	713		
	Penang	Shangri-La Hotel	445		
		Shangri-La's Golden Sands Resort	395		
		Shangri-La's Rasa Sayang Resort	514		
Indonesia	Jakarta	Shangri-La Hotel	668		
Fiji		Shangri-La's Fijian Resort, Yanuca Island	436		
		Fiji Mocambo, Nadi	128		
Myanmar	Yangon	Traders Hotel	392		
		Total	17,421	5,371	63

b. Operating Properties (managed by the Group)

			Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China				
Mainland China	Dalian	Century Tower Apartments		195
Singapore		Shangri-La Apartments		127
		Shangri-La Residences		55
Thailand	Bangkok	Chao Phya Tower	7,996	
Malaysia	Kuala Lumpur	UBN Apartments		59
		UBN Tower	32,674	
		Total	40,670	436

c. Operating Hotels (not managed by the Group)

			Available Rooms
The People's Republic of China			
Mainland China	Shanghai	Portman Ritz-Carlton Hotel	564
		Total	564

d. Operating Properties (not managed by the Group)

			Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China				
Mainland China	Beijing	China World Trade Center	141,535	821
		Beijing Kerry Centre	93,160	195
	Shanghai	Shanghai Centre	33,095	472
		Shanghai Kerry Centre	40,031	133
Singapore		Tanglin Mall	11,256	
		Tanglin Place	3,185	
Malaysia	Johor Bahru	Part of City Square	13,383	
		Total	335,645	1,621

e. Developing Projects (managed by the Group)

			Projected Opening	Projected Rooms	Projected Commercial/ Office(sqm)	Projected No. of Apartments
The People's Republic of China						
Mainland China	Shanghai	Pudong Shangri-La (Phase II)	Early 2005	348		20
		Jingan Nanli Shangri-La	Mid 2005	640	46,000	
	Fuzhou	Shangri-La Hotel	Early 2004	416		
		Total		1,404	46,000	20

Hotel, Property and Project Information

B. OPERATING HOTELS AND DEVELOPING PROJECTS NOT OWNED BUT MANAGED BY THE GROUP AS AT 31 DECEMBER 2001

a. Operating Hotels

			Available Rooms
The People's Republic of China			
Mainland China	Nanjing	Shangri-La Dingshan	246
Indonesia	Surabaya	Shangri-La Hotel[1]	389
Malaysia	Kota Kinabalu	Shangri-La's Tanjung Aru Resort	495
The Philippines	Manila	Traders Hotel	294
Taiwan	Taipei	Far Eastern Plaza Hotel	422
		Total	1,846

b. Developing Projects

			Projected Opening	Projected Rooms	Projected No. of Apartments
The People's Republic of China					
Mainland China	Nanjing	Shangri-La Dingshan (Phase II)	Mid 2003	309	
	Zhengzhou	Shangri-La Hotel	Mid 2003	280	
	Zhongshan	Shangri-La Hotel[2]	Mid 2003	400	
	Sanya	Shangri-La's Sunny Bay Resort	Mid 2005	555	
Sultanate of Oman	Muscat	Shangri-La's Barr Al Jissah Resort	Early 2005	700	
United Arab Emirates	Dubai	Shangri-La Hotel	Mid 2002	301	192
		Traders Hotel	Mid 2003	247	
		Total		2,792	192

Notes:

1. The Group has an effective 9.91% equity interest in Shangri-La Hotel, Surabaya as at 31 December 2001.
2. The Group has acquired 51% of the total registered capital of Shangri-La Hotel, Zhongshan in March 2002.


Middle East
Harbin
Changchun
Shenyang
Beijing
Dalian
Dubai
Muscat
Qingdao
Zhengzhou
Xian
Nanjing
Shanghai
Wuhan
Hangzhou
Fuzhou
Taipei
Shenzhen
Zhongshan
Hong Kong
Beihai
Sanya
Yangon
Manila
Fiji
Bangkok
Cebu
Penang
Kota Kinabalu
Kuala Lumpur
Johor Bahru
Singapore
Jakarta
Surabaya

Financial Highlights

FINANCIAL HIGHLIGHTS

	2001 US$ Million	Restated 2000 US$ Million	2001/ 2000 % Change	Restated 1999 US$ Million	Restated 1998 US$ Million	Restated 1997 US$ Million
CONSOLIDATED						
Turnover	**600**	684	-12%	486	379	420
Profit attributable to shareholders	**59**	92	-36%	81	43	77
Dividends	**42**	43	-1%	42	35	66
Shareholders' equity	**2,881**	2,966	-3%	2,726	2,182	2,497
Net borrowings to shareholders' equity ratio	**35.5%**	34.1%	4%	42.2%	39.6%	27.6%
Earnings per share (in US cents)	**2.63**	4.14	-37%	4.28	2.42	4.68
Dividends per share (in HK cents)	**15.00**	15.00	-	15.00	15.00	30.00
Net asset value per share (in US dollars)	**1.32**	1.34	-1%	1.23	1.22	1.39

Operating Profit Before Finance Cost*
by Geographical Area


US$ Million
107
82
117
198
156
1997
1998
1999
2000
2001

* Before corporate expenses, properties valuation deficit/surplus, impairment loss on projects, exchange loss on devaluation of foreign currency, gain/loss on investments and amortisation of goodwill

Hong Kong
Mainland China
The Philippines
Singapore, Malaysia & Thailand
Other Areas
Hotel management

Shareholders' Equity


US$ Million
2,497
2,182
2,726
2,966
2,881
1997
1998
1999
2000
2001

Share of Results of Associated Companies*
by Geographical Area


US$ Million
79
59
39
39
40
1997
1998
1999
2000
2001

* Before properties valuation deficit/surplus and other non-operating items

Mainland China
Singapore, Malaysia & Thailand
Other Areas

Earnings Per Share


US Cents
4.68
2.42
4.28
4.14
2.63
1997
1998
1999
2000
2001

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
The People's Republic of China						
Hong Kong						
Kowloon Shangri-La	100%					
Average No. of available rooms		725	725	725	725	724
Occupancy		61.1%	75.8%	66.1%	60.2%	66.8%
Average transient rates (US$)		172	167	164	176	243
Island Shangri-La	80%					
Average No. of available rooms		565	565	565	565	565
Occupancy		70.6%	82.7%	73.1%	62.5%	72.7%
Average transient rates (US$)		228	219	196	228	297
Mainland China						
Shangri-La Hotel, Beijing	49%					
Average No. of available rooms		657	655	657	657	657
Occupancy		58.7%	65.7%	67.6%	66.7%	64.3%
Average transient rates (US$)		75	74	68	79	107
China World Hotel, Beijing	50%					
Average No. of available rooms		729	736	738	738	738
Occupancy		57.5%	68.8%	68.5%	70.7%	62.7%
Average transient rates (US$)		123	109	103	120	156
Traders Hotel, Beijing	50%					
Average No. of available rooms		552	552	552	564	561
Occupancy		72.5%	82.7%	70.3%	75.5%	66.7%
Average transient rates (US$)		77	69	69	72	79
Portman Ritz-Carlton Hotel, Shanghai	30%					
Average No. of available rooms		564	564	544	520	600
Occupancy		74.7%	72.9%	71.5%	69.6%	75.4%
Average transient rates (US$)		138	118	108	133	145
Shangri-La Hotel, Hangzhou	45%					
Average No. of available rooms		384	385	389	387	387
Occupancy		65.1%	49.4%	55.9%	68.1%	73.2%
Average transient rates (US$)		89	97	77	83	96
Shangri-La Hotel, Shenzhen	51.30%					
Average No. of available rooms		522	522	522	522	523
Occupancy		76.5%	83.6%	80.8%	72.1%	74.0%
Average transient rates (US$)		87	88	76	85	87
Shangri-La Golden Flower Hotel, Xian	100%					
Average No. of available rooms		423	423	446	435	435
Occupancy		68.5%	75.0%	68.8%	69.8%	67.2%
Average transient rates (US$)		62	58	54	55	52
Shangri-La Hotel, Beihai	97%					
Average No. of available rooms		363	362	362	362	364
Occupancy		38.9%	47.6%	41.4%	41.0%	40.6%
Average transient rates (US$)		39	39	42	49	48
Shangri-La Hotel, Changchun	90%					
Average No. of available rooms		458	458	458	458	457
Occupancy		61.8%	57.3%	57.0%	50.8%	47.8%
Average transient rates (US$)		64	58	58	61	62

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Mainland China (Cont'd)						
Traders Hotel, Shenyang	97%					
Average No. of available rooms		588	588	588	588	584
Occupancy		62.2%	64.4%	72.2%	69.5%	61.2%
Average transient rates (US$)		53	53	57	62	66
Shangri-La Hotel, Qingdao	100%					
Average No. of available rooms		420	420	420	420	384
Occupancy		64.8%	67.0%	63.2%	62.0%	58.0%
Average transient rates (US$)		66	73	72	73	79
Shangri-La Hotel, Dalian	90%					
Average No. of available rooms		562	562	562	494	220
Occupancy		63.3%	68.0%	58.3%	55.7%	81.7%
Average transient rates (US$)		71	66	64	73	82
Pudong Shangri-La, Shanghai	100%					
Average No. of available rooms		609	612	612	576	N/A
Occupancy		70.8%	76.5%	62.2%	48.2%	N/A
Average transient rates (US$)		134	112	101	102	N/A
Shangri-La Hotel, Harbin	95%					
Average No. of available rooms		346	346	346	N/A	N/A
Occupancy		60.7%	67.0%	63.9%	N/A	N/A
Average transient rates (US$)		57	53	47	N/A	N/A
Shangri-La Hotel, Wuhan	92%					
Average No. of available rooms		505	507	507	N/A	N/A
Occupancy		48.2%	60.5%	56.2%	N/A	N/A
Average transient rates (US$)		63	57	55	N/A	N/A
The Kerry Centre Hotel, Beijing	23.75%					
Average No. of available rooms		487	487	455	N/A	N/A
Occupancy		68.4%	71.3%	60.2%	N/A	N/A
Average transient rates (US$)		118	98	74	N/A	N/A
The Philippines						
Makati Shangri-La, Manila	100%					
Average No. of available rooms		703	702	703	703	703
Occupancy		41.6%	69.8%	77.3%	71.3%	80.8%
Average transient rates (US$)		144	144	152	177	187
Edsa Shangri-La, Manila	100%					
Average No. of available rooms		650	651	652	617	440
Occupancy		56.8%	68.6%	66.6%	65.2%	78.2%
Average transient rates (US$)		81	87	99	108	133
Shangri-La's Mactan Island Resort, Cebu	100%					
Average No. of available rooms		543	543	543	546	410
Occupancy		58.5%	72.8%	67.1%	53.0%	75.5%
Average transient rates (US$)		107	108	100	116	133

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Malaysia						
* Shangri-La Hotel, Kuala Lumpur	55.12%					
Average No. of available rooms		714	717	716	714	719
Occupancy		59.4%	69.8%	56.7%	56.3%	63.5%
Average transient rates (US$)		61	57	54	66	74
* Shangri-La Hotel, Penang	33.07%					
Average No. of available rooms		445	445	445	445	445
Occupancy		54.2%	67.6%	65.0%	56.8%	66.2%
Average transient rates (US$)		41	42	38	47	50
* Shangri-La's Rasa Sayang Resort, Penang	55.12%					
Average No. of available rooms		514	514	514	514	514
Occupancy		68.6%	82.6%	78.1%	75.2%	64.6%
Average transient rates (US$)		79	74	68	60	65
* Shangri-La's Golden Sands Resort, Penang	55.12%					
Average No. of available rooms		395	395	395	395	395
Occupancy		61.2%	80.5%	82.0%	72.4%	59.0%
Average transient rates (US$)		54	50	45	42	47
* Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	52.34%					
Average No. of available rooms		330	327	324	324	324
Occupancy		61.8%	79.4%	69.5%	52.1%	55.1%
Average transient rates (US$)		52	47	41	41	46
Myanmar						
* Traders Hotel, Yangon	56.14%					
Average No. of available rooms		392	392	392	397	407
Occupancy		35.6%	34.9%	28.0%	21.0%	24.0%
Average transient rates (US$)		40	41	41	56	83
Singapore						
* Shangri-La Hotel	99.11%					
Average No. of available rooms		760	760	760	781	823
Occupancy		67.5%	75.5%	54.9%	36.0%	68.6%
Average transient rates (US$)		143	140	131	150	148
* Shangri-La's Rasa Sentosa Resort	59.47%					
Average No. of available rooms		459	459	459	459	459
Occupancy		70.9%	78.4%	79.1%	75.3%	81.8%
Average transient rates (US$)		88	88	84	90	97
* Traders Hotel	40.48%					
Average No. of available rooms		547	547	547	547	547
Occupancy		75.1%	85.0%	77.8%	73.0%	85.7%
Average transient rates (US$)		89	88	84	96	96
Thailand						
* Shangri-La Hotel, Bangkok	73.61%					
Average No. of available rooms		850	850	850	850	856
Occupancy		57.3%	67.7%	69.3%	74.4%	62.6%
Average transient rates (US$)		98	99	92	76	61

* *Hotels acquired by the Group in late 1999. Operating statistics of the last three years are given for reference purpose.*

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Indonesia						
Shangri-La Hotel, Jakarta	25%					
Average No. of available rooms		668	668	668	668	668
Occupancy		20.8%	43.9%	46.8%	39.1%	73.0%
Average transient rates (US$)		104	112	95	104	140
Fiji						
Shangri-La's Fijian Resort, Yanuca Island	71.64%					
Average No. of available rooms		436	436	436	436	436
Occupancy		61.4%	38.9%	81.2%	74.3%	71.5%
Average transient rates (US$)		69	92	97	93	126
Fiji Mocambo, Nadi	71.64%					
Average No. of available rooms		128	128	128	128	128
Occupancy		68.4%	66.8%	84.1%	71.2%	77.9%
Average transient rates (US$)		44	47	49	46	65
Properties						
China World Trade Center						
Phase I	40%					
Commercial						
Average lettable area (sq.m.)		21,099	20,959	25,524	17,659	18,119
Occupancy		97.1%	90.1%	36.7%	94.7%	91.5%
Average rate per sq.m. per month (US$)		40	34	25	38	41
Offices						
Average lettable area (sq.m.)		63,464	63,875	63,576	65,644	65,644
Occupancy		95.2%	95.5%	84.5%	80.3%	89.6%
Average rate per sq.m. per month (US$)		30	28	38	58	67
Serviced Apartments						
Average lettable area (sq.m.)		41,654	38,016	51,078	51,078	51,078
Occupancy		62.5%	78.5%	67.9%	79.2%	83.5%
Average rate per sq.m. per month (US$)		31	29	36	47	56
Phase I	50%					
Century Apartments						
Average lettable area (sq.m.)		31,802	29,152	N/A	N/A	N/A
Occupancy		62.3%	44.6%	N/A	N/A	N/A
Average rate per sq.m. per month (US$)		14	14	N/A	N/A	N/A
Phase II	43%					
Commercial						
Average lettable area (sq.m.)		5,780	5,803	N/A	N/A	N/A
Occupancy		95.3%	85.2%	N/A	N/A	N/A
Average rate per sq.m. per month (US$)		37	36	N/A	N/A	N/A
Offices						
Average lettable area (sq.m.)		50,686	51,175	N/A	N/A	N/A
Occupancy		97.9%	79.2%	N/A	N/A	N/A
Average rate per sq.m. per month (US$)		27	16	N/A	N/A	N/A
Total Rental Revenue (US$ '000)		65,933	53,669	46,166	71,570	89,320

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2001)	Year 2001	2000	1999	1998	1997
Shanghai Centre	30%					
Commercial						
Average lettable area (sq.m.)		7,102	7,109	7,109	7,109	7,109
Occupancy		86.0%	91.3%	98.5%	98.4%	98.2%
Average rate per sq.m. per month (US$)		52	49	58	62	58
Offices						
Average lettable area (sq.m.)		25,993	23,945	25,562	25,562	25,562
Occupancy		92.0%	95.7%	82.5%	85.2%	90.7%
Average rate per sq.m. per month (US$)		24	33	49	71	84
Serviced Apartments						
Average lettable area (sq.m.)		39,780	39,780	39,780	39,780	39,780
Occupancy		77.7%	79.5%	77.0%	82.3%	87.9%
Average rate per sq.m. per month (US$)		38	42	55	72	75
Total Rental Revenue (US$ '000)		25,492	29,166	37,591	52,179	60,215
Shangri-La Hotel, Changchun	90%					
Commercial						
Average lettable area (sq.m.)		1,119	1,076	890	879	879
Occupancy		94.5%	86.7%	51.3%	73.0%	91.4%
Average rate per sq.m. per month (US$)		32	29	38	43	44
Offices						
Average lettable area (sq.m.)		4,006	3,923	2,781	2,781	2,781
Occupancy		69.4%	61.3%	78.5%	62.0%	17.2%
Average rate per sq.m. per month (US$)		19	20	21	21	24
Serviced Apartments						
Average lettable area (sq.m.)		4,073	4,073	4,073	4,073	4,073
Occupancy		56.3%	63.0%	64.8%	64.8%	50.5%
Average rate per sq.m. per month (US$)		30	32	31	29	33
Total Rental Revenue (US$ '000)		1,866	1,912	1,731	1,686	1,384
Century Tower Apartments, Dalian	100%					
Serviced Apartments						
Average lettable area (sq.m.)		28,565	28,611	28,624	17,978	7,333
Occupancy		40.6%	38.1%	31.5%	36.8%	49.6%
Average rate per sq.m. per month (US$)		16	16	17	22	26
Total Rental Revenue (US$ '000)		2,275	2,146	1,713	1,802	56
Beijing Kerry Centre	23.75%					
Commercial						
Average lettable area (sq.m.)		12,675	12,675	12,675	N/A	N/A
Occupancy		85.4%	56.7%	27.1%	N/A	N/A
Average rate per sq.m. per month (US$)		11	9	9	N/A	N/A
Offices						
Average lettable area (sq.m.)		80,485	80,485	80,485	N/A	N/A
Occupancy		95.0%	92.7%	54.7%	N/A	N/A
Average rate per sq.m. per month (US$)		20	18	18	N/A	N/A
Serviced Apartments						
Average lettable area (sq.m.)		33,718	33,718	33,718	N/A	N/A
Occupancy		81.2%	88.1%	42.8%	N/A	N/A
Average rate per sq.m. per month (US$)		27	27	26	N/A	N/A
Total Rental Revenue (US$ '000)		26,946	22,893	8,553	N/A	N/A

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Shanghai Kerry Centre	24.75%					
Commercial						
Average lettable area (sq.m.)		5,809	5,868	5,774	N/A	N/A
Occupancy		75.4%	50.7%	11.2%	N/A	N/A
Average rate per sq.m. per month (US$)		21	23	48	N/A	N/A
Offices						
Average lettable area (sq.m.)		34,396	34,396	34,395	N/A	N/A
Occupancy		96.4%	97.8%	72.0%	N/A	N/A
Average rate per sq.m. per month (US$)		15	14	15	N/A	N/A
Serviced Apartments						
Average lettable area (sq.m.)		16,671	16,671	16,671	N/A	N/A
Occupancy		70.3%	76.4%	64.6%	N/A	N/A
Average rate per sq.m. per month (US$)		29	32	34	N/A	N/A
Total Rental Revenue (US$ '000)		11,754	11,604	6,406	N/A	N/A
# **Shangri-La Apartments, Singapore**	99.11%					
Serviced Apartments						
Average lettable area (sq.m.)		9,981	9,981	9,981	N/A	N/A
Occupancy		81.7%	89.9%	86.7%	N/A	N/A
Average rate per sq.m. per month (US$)		50	51	52	N/A	N/A
Total Rental Revenue (US$ '000)		4,688	5,204	5,064	N/A	N/A
# **Shangri-La Residences, Singapore**	99.11%					
Serviced Apartments						
Average lettable area (sq.m.)		10,684	10,684	10,684	N/A	N/A
Occupancy		87.5%	95.2%	86.2%	N/A	N/A
Average rate per sq.m. per month (US$)		28	28	28	N/A	N/A
Total Rental Revenue (US$ '000)		3,068	3,383	3,080	N/A	N/A
# **Tanglin Mall, Singapore**	40.48%					
Commercial						
Average lettable area (sq.m.)		11,330	11,384	11,384	N/A	N/A
Occupancy		94.0%	99.1%	99.0%	N/A	N/A
Average rate per sq.m. per month (US$)		43	42	41	N/A	N/A
Total Rental Revenue (US$ '000)		5,636	5,711	5,578	N/A	N/A
# **Tanglin Place, Singapore**	40.48%					
Commercial						
Average lettable area (sq.m.)		1,069	1,069	1,069	N/A	N/A
Occupancy		100.0%	100.0%	97.0%	N/A	N/A
Average rate per sq.m. per month (US$)		34	35	35	N/A	N/A
Offices						
Average lettable area (sq.m.)		2,116	2,128	2,340	N/A	N/A
Occupancy		83.0%	71.0%	39.0%	N/A	N/A
Average rate per sq.m. per month (US$)		23	25	28	N/A	N/A
Total Rental Revenue (US$ '000)		925	920	580	N/A	N/A

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
#UBN Tower, Kuala Lumpur	55.12%					
Commercial						
Average lettable area (sq.m.)		2,027	2,027	2,027	N/A	N/A
Occupancy		77.5%	71.5%	74.0%	N/A	N/A
Average rate per sq.m. per month (US$)		28	29	30	N/A	N/A
Offices						
Average lettable area (sq.m.)		30,639	30,639	30,639	N/A	N/A
Occupancy		50.3%	61.3%	71.6%	N/A	N/A
Average rate per sq.m. per month (US$)		14	14	14	N/A	N/A
Total Rental Revenue (US$ '000)		3,444	3,681	4,742	N/A	N/A
#UBN Apartments, Kuala Lumpur	55.12%					
Serviced Apartments						
Average lettable area (Unit)		59	59	59	N/A	N/A
Occupancy		55.2%	59.4%	55.6%	N/A	N/A
Average rate per unit per month (US$)		1,064	1,102	1,096	N/A	N/A
Total Rental Revenue (US$ '000)		900	990	1,063	N/A	N/A
#Part of City Square, Johor Bahru	36.36%					
Commercial						
Average lettable area (sq.m.)		11,330	10,545	10,579	N/A	N/A
Occupancy		95.9%	97.4%	86.0%	N/A	N/A
Average rate per sq.m. per month (US$)		17	15	12	N/A	N/A
Offices						
Average lettable area (sq.m.)		1,898	1,898	1,898	N/A	N/A
Occupancy		100.0%	100.0%	100.0%	N/A	N/A
Average rate per sq.m. per month (US$)		11	11	10	N/A	N/A
Total Rental Revenue (US$ '000)		2,432	2,133	581	N/A	N/A
#Chao Phya Tower, Bangkok	73.61%					
Commercial						
Average lettable area (sq.m.)		1,359	1,359	1,359	N/A	N/A
Occupancy		84.9%	83.3%	86.9%	N/A	N/A
Average rate per sq.m. per month (US$)		5	6	6	N/A	N/A
Offices						
Average lettable area (sq.m.)		6,592	6,637	6,637	N/A	N/A
Occupancy		49.8%	59.3%	63.7%	N/A	N/A
Average rate per sq.m. per month (US$)		4	7	7	N/A	N/A
Total Rental Revenue (US$ '000)		240	391	463	N/A	N/A

\# *Properties acquired by the Group in late 1999. Operating statistics of full year 1999 are given for reference purpose.*

Corporate Structure (As at 31 December 2001)

Shangri-La Asia Limited

Operating Hotels

THE PEOPLE'S REPUBLIC OF CHINA

Hong Kong
- Island Shangri-La 80%
- Kowloon Shangri-La 100%

Mainland China
- Shangri-La Hotel, Beijing 49%
- China World Hotel, Traders Hotel, Beijing 50%
- Portman Ritz-Carlton Hotel, Shanghai 30%
- Shangri-La Hotel, Hangzhou 45%
- Shangri-La Hotel, Shenzhen 51.30%
- Shangri-La Golden Flower Hotel, Xian 100%
- Shangri-La Hotel, Beihai 97%
- Shangri-La Hotel, Changchun 90%
- Traders Hotel, Shenyang 97%
- Shangri-La Hotel, Qingdao 100%
- Shangri-La Hotel, Dalian 90%
- Pudong Shangri-La, Shanghai 100%
- Shangri-La Hotel, Harbin 95%
- Shangri-La Hotel, Wuhan 92%
- The Kerry Centre Hotel, Beijing 23.75%

THE PHILIPPINES
- Makati Shangri-La, Manila 100%
- Edsa Shangri-La, Manila 100%
- Shangri-La's Mactan Island Resort, Cebu 100%

MALAYSIA
- Shangri-La Hotel, Kuala Lumpur 55.12%
- Shangri-La Hotel, Penang 33.07%
- Shangri-La's Rasa Sayang Resort, Penang 55.12%
- Shangri-La's Golden Sands Resort, Penang 55.12%
- Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah 52.34%

MYANMAR
- Traders Hotel, Yangon 56.14%

SINGAPORE
- Shangri-La Hotel 99.11%
- Shangri-La's Rasa Sentosa Resort 59.47%
- Traders Hotel 40.48%

THAILAND
- Shangri-La Hotel, Bangkok 73.61%

INDONESIA
- Shangri-La Hotel, Jakarta 25%

FIJI
- Shangri-La's Fijian Resort, Yanuca Island 71.64%
- Fiji Mocambo, Nadi 71.64%

Properties

THE PEOPLE'S REPUBLIC OF CHINA
- Beijing China World Trade Center 40%-50%
- Shanghai Centre 30%
- Dalian Century Tower Apartments 100%
- Beijing Kerry Centre 23.75%
- Shanghai Kerry Centre 24.75%

SINGAPORE
- Shangri-La Apartments 99.11%
- Shangri-La Residences 99.11%
- Tanglin Mall 40.48%
- Tanglin Place 40.48%

MALAYSIA
- UBN Tower, Kuala Lumpur 55.12%
- UBN Apartments, Kuala Lumpur 55.12%
- Part of City Square, Johor Bahru 36.36%

THAILAND
- Chao Phya Tower, Bangkok 73.61%

Projects

THE PEOPLE'S REPUBLIC OF CHINA
- Pudong Shangri-La (Phase II), Shanghai 100%
- Shanghai Jingan Nanli Shangri-La Hotel 85%
- Fuzhou Shangri-La Hotel 90% World Trade Centre 95%
- Shenyang Shangri-La Hotel 90%
- Tianjin Traders Hotel 90%

MYANMAR
- Shangri-La Regency Apartments, Yangon 56.14%
- Traders Square Commercial Complex, Yangon 56.14%

Others

LAND

FIJI
- Natadola Land held for future development 939 acres 71.64%

MALAYSIA
- Palm Beach Land held for future development 8.178 acres 55.12%

HOTEL MANAGEMENT
- SLIM International Limited 100%

On behalf of the Board of Directors, I present the ninth Annual Report of Shangri-La Asia Limited.

GENERAL

After the acquisition of an additional 9.61% of the paid-up ordinary share capital of Shangri-La Hotel Limited, Singapore ("SHL") and the subsequent delisting of SHL from the Singapore Exchange Securities Trading Limited on 23 February 2001, the independent shareholders of SHL approved a reduction of its fully paid-up ordinary share capital by 1,476,887 shares, being the 0.89% equity interest in the capital of SHL held by all the minority shareholders. This reduction was confirmed by an order of the Singapore High Court and took effect on 5 March 2002. SHL is now a wholly owned subsidiary of the Company.

RESULTS

The consolidated profit attributable to shareholders for the year ended 31 December 2001 was US$58.8 million (earnings per share US2.63 cents) compared to US$91.8 million (earnings per share US4.14 cents) after restatement of profits for the year 2000.

DIVIDENDS

The Directors recommend a final dividend of HK8 cents per share. With the interim dividend of HK7 cents per share paid in September 2001, the total dividend for 2001 is maintained at HK15 cents per share.

CORPORATE DEBTS AND FINANCIAL CONDITIONS

The Group at the corporate level executed unsecured bilateral loan agreements with individual banks for HK$1,580 million in December 2001 and HK$1,100 million in February 2002. All these loans, barring one for HK$300 million which is due in February 2009, have a maturity of 5 years. Funds raised were partly used to prepay US$280 million of the US$500 million maturing debt due in August 2002, subsequent to the year end, to arbitrage interest on other existing bank loans and for working capital. Further, on 15 March 2002, the Group executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the bilateral loans with identical maturities referred to earlier ranges from 53 basis points to 55 basis points over HIBOR. With this, the Group has sufficient funds and credit lines in place to prepay the remaining US$220 million maturing debt due in August 2002. Apart from pushing out loan maturities, the Group has benefited in terms of interest arbitrage and the hedge provided on currency risk with an increased component of Hong Kong dollar denominated loans.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at the date of this report, the Group has contracted an aggregate principal amount of HK$2,340 million one-year contracts at fixed interest rates between 2.525% to 2.67% per annum and HK$4,916 million three-year contracts at fixed interest rates between 3.735% to 5.74% per annum, of which three-year contracts for HK$2,216 million were entered into after the year end. The interest cover continues through December 2005.

Other subsidiaries of the Group borrowed aggregate amounts of US$45.2 million equivalent and repaid US$86.8 million equivalent of maturing debts, in their respective local currencies. The Group satisfactorily complied with all covenants under its loan agreements.

Chairman's Statement

The Group has no off-balance sheet funding schemes in place. It has not entered into contracts guaranteeing payments under financial leases nor has it given profit guarantees under its management contracts.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

In December 2001, the Company purchased 66,945,522 equity shares in the Company, listed on The Stock Exchange of Hong Kong Limited from a wholly owned subsidiary of SHL. These shares were then cancelled on repurchase. The Company also repurchased a total of 2,758,000 fully paid equity shares during the year, all of which were duly cancelled.

SHARE OPTION SCHEME

In terms of the Executive Share Option Scheme (the "Option Scheme") adopted by the Company on 16 December 1997, during the year, the Directors granted additional options on 5,340,000 shares to eligible executives of the Group at an exercise price of HK$7.94 per share. The exercise of these new options is governed by a two-year vesting scale. According to the terms of the Option Scheme, options on 6,190,000 shares have so far lapsed. As of this date, the options outstanding aggregate 26,370,000 shares.

PROJECTS/RENOVATIONS

Work has recently been initiated on the new hotel projects in Fuzhou and Jingan Nanli in Shanghai. Land has also been acquired to expand the facilities at the Pudong Shangri-La, Shanghai. The Group has also acquired a 51% equity interest in a new hotel project in Zhongshan, Guangdong province, subsequent to the year end. The Group believes that the opening of these projects will be well timed to benefit from the favourable market conditions expected. The People's Republic of China ("PRC") will remain the main focus of the Group's development efforts.

During the year renovations were completed at the coffee shop at the Island Shangri-La Hotel in Hong Kong, guestrooms and other facilities at Shangri-La's Rasa Sentosa Resort in Singapore and Shangri-La's Golden Sands Resort in Penang. Renovations are also on-going at the Makati Shangri-La, Manila and Shangri-La hotels in Bangkok and Kuala Lumpur. Major renovations to be commissioned in 2002 include the Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Valley Wing of the Shangri-La Hotel, Singapore, Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu, Malaysia and Shangri-La's Mactan Island Resort, Cebu, the Philippines. These renovations are expected to be spread over a period of 15 to 18 months. The Group believes the renovations are essential to preserve the competitive advantage of these hotels.

MANAGEMENT CONTRACTS

On 8 July 2001, the Dingshan Garden Hotel in Nanjing, the PRC was rebranded the Shangri-La Dingshan, Nanjing. Since that date, the hotel is being managed by the Group.

On 8 March 2002, the Group signed a contract to manage a 555-room resort hotel in Sanya, Hainan Island, the PRC. The hotel is expected to open for business in 2005. Work on hotels in the PRC and the Middle East for which the Group has management contracts, is proceeding satisfactorily. These hotels are expected to progressively open for business between 2003 through 2005.

FUTURE PROSPECTS

The positive momentum in economic activity experienced by most economies in the region in the latter half of 2000, continued through the first quarter of 2001. Thereafter, recessionary trends in the United States of America ("USA") and Europe, in particular the 'melt-down' of the technology sector, combined with a spurt in international crude oil prices, triggered a recession in most regional economies. The situation was further exacerbated by the unfortunate and tragic events of 11 September 2001 in the USA which severely curtailed air travel the world over. Security concerns became a major issue influencing travel in general. In particular, arrivals to certain destinations in the region were drastically curtailed after travel advisories were issued by governments discouraging visitations by their citizens to these destinations. This negative sentiment eroded occupancies at the Group's hotels in the region and exerted severe downward pressure on room rates. Consequently, yields at the Group's hotels registered declines in the second half of 2001. In addition, the political situation in Indonesia and the Philippines during the year discouraged new investments in these countries and curtailed business travel sharply.

Amidst all this, the PRC market proved to be relatively stable with the Group's hotels generally suffering only modest decline in yields. The country's admission to the World Trade Organization in late 2001 coupled with the economic growth and political stability the country continues to enjoy, is a cause for optimism. Domestic travel in the PRC is growing at a healthy pace and PRC nationals constitute on average over 45% of the hotel guests at the Group's hotels in Mainland China. Meanwhile, the Group continues to explore and implement profit improvement opportunities and relentlessly pursue cost savings opportunities.

TECHNOLOGY

The Group's interactive web-site (www.shangri-la.com) continues to attract increasing volumes of traffic. Reservations over the web-site, albeit very modest, are showing impressive year-on-year increases. The Company's internal corporate intranet project has made important information such as policies, practices, procedures, minimum quality standards and sharing of ideas, easily accessible to business managers for their day-to-day decision making.

DIRECTORS

Mr Eoghan Murray McMillan, an independent non-executive Director of the Company, passed away suddenly on 2 October 2001. Mr McMillan was the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors. He made major contributions at deliberations of the Board and these committees. He is sadly missed by all of us on the Board. I would like to take this opportunity to extend our deepest sympathy and condolences to the family of the late Mr McMillan.

On 11 March 2002, Mr Tomas Campos Zita, Jr. and Mr Young Chun Hui both executive Directors, resigned from the Board. On behalf of my colleagues on the Board, I would like to acknowledge their valuable contributions at the deliberations of the Board.

On 22 March 2002, Mr Lui Man Shing was appointed as an executive Director on the Board. Mr Lui is the Vice Chairman of Shangri-La Hotel Public Company Limited, Thailand.

Chairman's Statement

ACKNOWLEDGEMENT

2001 has been a very challenging year by all accounts. Despite this, the Group has successfully managed to contain the adverse effects of the economic and political events which unfolded during the year. This is largely attributable to the hardwork, commitment and professionalism of the management and staff of the Group. On behalf of the Board, I wish to thank them for their conscientious efforts.

YE Longfei
Chairman

Hong Kong, 22 March 2002

1. CORPORATE REORGANISATION – UPDATE

On 22 February 2001, the Company acquired a further 9.61% of the paid-up ordinary share capital of Shangri-La Hotel Limited, Singapore ("SHL") from SHL's independent shareholders and thus increased its interest in SHL to 99.11%. Accordingly, SHL was delisted from the Singapore Exchange Securities Trading Limited on 23 February 2001.

On 2 February 2002, SHL, at an extraordinary general meeting of its shareholders, approved a reduction of its fully paid-up ordinary share capital by 1,476,887 shares. This reduction was confirmed by an order of the Singapore High Court and took effect on 5 March 2002. SHL now is a wholly owned subsidiary of the Company.

2. OPERATIONS REVIEW

Revenue

For the year ended 31 December

	Combined Revenue by Trade				
	2001		Restated 2000		%
	US$ million	%	*US$ million*	%	Change
Hotel Operation	**769.9**	80%	865.9	83%	(11%)
Hotel Management	**8.8**	1%	9.9	1%	(11%)
Property Rentals	**184.6**	19%	171.2	16%	8%
Total	**963.3**	100%	1,047.0	100%	(8%)



Island Shangri-La, Hong Kong - Lobby

Management Discussion & Analysis

Breakdown of Turnover
For the year ended 31 December

	SUBSIDIARIES			ASSOCIATED COMPANIES		
					Restated	
	2001	2000	%	**2001**	2000	%
	US$ Million	*US$ Million*	*Change*	***US$ Million***	*US$ Million*	*Change*
Hotel Operation						
The People's Republic of China						
Hong Kong	**141.0**	161.5	(13%)	**–**	–	N/A
Mainland China	**164.0**	171.0	(4%)	**162.4**	159.5	2%
The Philippines	**74.6**	102.0	(27%)	**–**	–	N/A
Indonesia	**–**	–	N/A	**11.5**	25.9	(56%)
Fiji	**13.8**	11.2	23%	**–**	–	N/A
Singapore	**81.6**	91.8	(11%)	**21.4**	24.5	(13%)
Malaysia	**62.8**	75.4	(17%)	**–**	–	N/A
Thailand	**31.8**	38.1	(17%)	**–**	–	N/A
Myanmar	**5.0**	5.0	0%	**–**	–	N/A
	574.6	656.0	(12%)	**195.3**	209.9	(7%)
Hotel Management	**8.8**	9.9	(11%)	**–**	–	N/A
Hotels Sub-total:	**583.4**	665.9	(12%)	**195.3**	209.9	(7%)
Property Rentals						
The People's Republic of China						
Mainland China	**4.1**	4.0	3%	**158.0**	143.1	10%
Singapore	**7.8**	8.6	(9%)	**7.5**	7.6	(1%)
Malaysia	**3.8**	4.5	(16%)	**2.9**	2.7	7%
Thailand	**0.5**	0.7	(29%)	**–**	–	N/A
Properties Sub-total:	**16.2**	17.8	(9%)	**168.4**	153.4	10%
Total	**599.6**	683.7	(12%)	**363.7**	363.3	0%

Note:
Revenue of the hotel management group is stated after elimination of revenue earned from fellow subsidiaries.

(a) **Combined Revenue**

Hotels

The People's Republic of China ("PRC")

Hong Kong

Combined revenues of the two hotels in Hong Kong declined by 12.7% in 2001 following a weighted average decline of 15% in room yields ("RevPAR"). Weighted average occupancies declined by 14 percentage points in 2001, triggered by the recessionary trends in the key demand generating countries. The outlook for 2002 points to a gradual improvement in RevPAR in the second half of the year, contingent upon a revival of global economic activity.

Mainland China

Combined revenues of the hotels decreased marginally by 1.2% over 2000, consistent with a 3% decline in the weighted average RevPAR of these hotels in 2001. While most hotels recorded declines in RevPAR, Shangri-La Hotel, Changchun, Pudong Shangri-La, Shanghai and The Kerry Centre Hotel, Beijing recorded double-digit percentage increases in their RevPAR. Overall, weighted average transient rates increased by 7% in 2001 but this was offset by a 5 percentage point decrease in weighted average occupancies. Most hotels achieved average room rate increases in 2001.

PRC nationals continue to form a significant component of the demand for the Group's hotels, ranging from 23% to a high of 90% in select hotels. This segment is expected to maintain a steady growth rate with stability in economic growth forecast and the country's admission to the World Trade Organization in 2001.

Singapore

Combined revenues of the three hotels in Singapore recorded a decline of 11.1% in 2001. Weighted average occupancies declined by 8 percentage points while weighted average RevPAR declined by 13%. During the year, renovations were completed at Shangri-La's Rasa Sentosa Resort, Singapore.

The Philippines

The continuing weakness in the value of the Peso, the perceived security problems in the country and a lack-lustre investment climate depressed business conditions at the Group's hotels. The Makati Shangri-La, Manila commenced major renovations of its guestrooms. This is expected to be completed in the third quarter of 2002. All these factors taken together, drove combined revenues of the Group's hotels down by 26.8% in 2001. Weighted average RevPAR for these hotels declined by 21%.

Malaysia

Combined revenues of the Group's hotels declined by 16.6% in 2001, in the context of a decline in weighted average RevPAR by 11%. Business at the Group's resort hotels was adversely affected by the drastic curtailment of long-haul travel into Malaysia due to local economic problems and the tragic and unfortunate incidents on 11 September 2001 in the United States of America ("USA"). The Group's city hotel in Penang suffered principally from the contraction in the high technology manufacturing sector in Penang. Renovations were completed at Shangri-La's Golden Sands Resort in Penang. The Shangri-La Hotel, Kuala Lumpur commenced major renovations of its lobby, restaurants and guestrooms in August 2001. This renovation is expected to continue into the second half of this year.



Shangri-La's Rasa Sayang Resort, Penang - Exterior

Thailand

Revenues at the Shangri-La Hotel, Bangkok declined by 16.5% in 2001, following a 10% decline in RevPAR. The hotel commenced major renovations to its lobby, restaurants, public areas and guestrooms in July 2001. The renovation is being done in phases and is expected to be completed in early 2003.

Indonesia

Despite the re-opening of the Shangri-La Hotel, Jakarta on 17 March 2001 after the illegal occupation by some members of the employee's union, the performance of the hotel continues to suffer on account of the political and economic problems facing Indonesia which have curtailed international business travel into Jakarta. The hotel recorded a 55.4% decline in revenues in 2001.

Fiji

With a gradual return to normalcy in the local political situation, the Group's hotels experienced improvement in occupancies from April 2001. However, average rates declined by 18% on a weighted average basis over 2000. Combined revenues increased by 22.9% in 2001. Currently, occupancies continue to remain at healthy levels and it is expected that average rates will show improvement in the latter half of 2002.

Myanmar

The hotel in Yangon maintained its revenues at the same level as in 2000 with occupancy remaining virtually unchanged. The political situation in Myanmar continues to inhibit the hotel's performance.

Hotel Management

Revenues of SLIM International Limited ("SLIM"), the hotel management arm of the Group, before consolidation adjustments, declined by 9% caused by the drop in revenues and operating profits of the underlying hotel portfolio. This caused operating profits before consolidation adjustments to fall by 39%.

Investment Properties

The Group's principal investment properties are located in the PRC and these investments are held through associated companies. A substantial part of this investment portfolio is located in Beijing and Shanghai. Yields at offices and commercial properties registered increases ranging from 5% for office space at the Shanghai Kerry Centre to 108% for the Phase II offices at the China World Trade Center. However, yields at serviced apartments experienced declines ranging from 7% to 16%. Occupancies for commercial and office space are averaging between 75% and 98% respectively, and those for serviced apartments around 70%. The investment properties continue to command premium rentals in the market owing to their location, quality and mix of the facilities and their management.

Lease renewals for commercial and office space are generally continuing to take place at improved rates on expiry of leases. However, the market for serviced apartments continues to remain competitive, in the context of additions to available supply.

Recessionary trends in Singapore caused yields to decline by approximately 10% for the serviced apartments and residences and around 4% for commercial spaces. Occupancies, though, continue to remain at healthy levels ranging from 82% for serviced apartments to 94% for commercial space.

The commercial and office space in the Chao Phya Tower in Bangkok continued to suffer declining yields of 6% and 48%, respectively.

The Group's investment properties in Kuala Lumpur also experienced declines in yields of 10% for serviced apartments and 18% for the office portfolio.

(b) Financial Results

As set out in the following statement, the profit before non-operating items declined marginally by 2% in 2001 to US$90.0 million. This was largely due to the better operating performance by business units in Mainland China relative to those elsewhere and a savings in net interest expenses on corporate borrowings of US$17 million.

Non-operating charges for the year on properties and development projects amounted to US$24.5 million (after share of minority interests) and on other investments US$23.4 million (after share of minority interests). There was a net credit arising from amortisation of negative goodwill of US$16.7 million.

During the year, the Company changed its accounting policy as regards treatment of goodwill in compliance with SSAP 29 and SSAP 30 issued by the Hong Kong Society of Accountants. Details are set out in note 1 to the accounts. This change in accounting policy which was applied retroactively, has resulted in an increase in the profits attributable to members of the Group by US$14.7 million for 2000, after restatement of that year's results.

Management Discussion & Analysis

Consolidated Profit Attributable to Shareholders
For the year ended 31 December

	2001 US$ million	Restated 2000 US$ million	% Change
Company & Subsidiaries			
Hotel Operation			
The People's Republic of China			
Hong Kong	**29.7**	39.1	(24%)
Mainland China	**28.8**	25.2	14%
The Philippines	**14.1**	22.7	(38%)
Singapore	**18.9**	18.3	3%
Malaysia	**2.5**	5.0	(50%)
Thailand	**7.3**	8.9	(18%)
Fiji	**1.4**	0.4	220%
Myanmar	**(2.3)**	(1.8)	(30%)
	100.4	117.8	(15%)
Property Rentals			
Mainland China	**1.2**	1.2	0%
Singapore	**2.3**	2.3	0%
Malaysia	**0.6**	1.2	(50%)
Thailand	**0.1**	0.2	(50%)
	4.2	4.9	(14%)
Hotel Management	**5.7**	11.0	(48%)
Associated Companies			
Hotel Operation			
Mainland China	**14.7**	9.8	50%
Singapore	**0.9**	0.4	125%
Indonesia	**(1.2)**	0.3	NM
	14.4	10.5	37%
Property Rentals			
Mainland China	**23.8**	19.0	25%
Singapore	**0.3**	0.1	200%
Malaysia	**0.3**	0.2	50%
	24.4	19.3	26%
Operating Profit After Tax	**149.1**	163.5	(9%)
Less:			
– Corporate expenses net	**(6.9)**	(2.2)	(214%)
– Net interest expenses on corporate borrowings	**(52.2)**	(69.2)	25%
Profit before Non-Operating Items	**90.0**	92.1	(2%)
Non-Operating Items:			
– (Deficit)/surplus on valuation of hotel and investment properties	**(18.5)**	0.8	NM
– Net realised and unrealised losses on other investments and provision for long-term investments	**(23.4)**	(15.8)	(48%)
– Provision for impairment losses on project under development	**(6.0)**	–	NM
– Amortisation of negative goodwill	**16.7**	14.7	14%
Profit attributable to the members of the Group	**58.8**	91.8	(36%)

Notes:
1. Interest expenses of operating units' bank borrowings are included in operating results.
2. All balances stated are net of share of minority interests.
3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

NM: Not Meaningful

3. LIQUIDITY AND FINANCIAL CONDITIONS

In December 2001, the Company repurchased 66,945,522 equity shares in the Company from a wholly owned subsidiary of SHL by private arrangement. These shares were then cancelled on repurchase. Given the depressed market conditions, the Company believes that the timing of the transaction was appropriate. The cancellation of these shares substantially reduces the 'over-hang' which was perceived as being a contributory factor for the depressed prices for the Company's shares. There are yet 13,195,055 equity shares in the Company being held by another subsidiary. It should be pointed out that the subsidiaries in question received these shares in the first place when they injected their shares in certain Shangri-La hotels into the Company in exchange for shares in the Company.

In addition to the above, the Company repurchased a total of 2,758,000 fully paid equity shares during the year on The Stock Exchange of Hong Kong Limited ("HKSE"), all of which have been duly cancelled.

Taking advantage of the liquidity in the banking system, the Group executed the following unsecured bilateral Hong Kong dollars loan agreements with individual banks:

Date	**Loan Amount (HK$ million)**	**Maturity Date**
12 December 2001	780	December 2006
18 December 2001	800	December 2006
11 February 2002	500	February 2007
19 February 2002	300	February 2007
19 February 2002	300	February 2009

The Company considers the pricing of these loans to be very attractive. Funds raised were partly used to prepay, subsequent to the year end, US$280 million of the US$500 million maturing debt due in August 2002, with the objective of arbitraging interest on other existing bank loans and for working capital.

On 15 March 2002, the Group executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the bilateral loans with identical maturities described earlier, ranges between 53 to 55 basis points over HIBOR. With this, the Group has sufficient funds and credit lines in place to prepay the remaining US$220 million maturing debt which is due for repayment in August 2002.

These new loans have therefore pushed out loan maturities, benefited the Group in terms of interest arbitrage, hedged currency risk by having a higher component of debt denominated in Hong Kong dollars and provided funding capacity for the Group's development efforts.

The Group has satisfactorily complied with all covenants under its loan agreements.

As at 31 December 2001 the Group's net borrowings (net of cash and bank balances of US$103.7 million) stood at US$1,022.4 million (versus US$1,010.3 million as at 31 December 2000) and the net borrowings to shareholders' equity ratio was 35.5% (restated to 34.1% as at 31 December 2000). Bank loans and banking facilities of two subsidiaries amounting to US$35.0 million were secured by charges over the hotel properties in question and other assets of these two subsidiaries with net book values of US$94.5 million. A US$0.7 million

Management Discussion & Analysis

bank loan of a subsidiary was secured by charges over other investments owned by it with net book values of US$6.9 million.

The analysis of loans outstanding as at 31 December 2001 is as follows:

	Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2001 Repayment				
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	500.0*	–	447.6	–	947.6
Project bank loans and overdrafts	94.9	5.2	24.7	1.8	126.6
Floating rate notes	–	–	16.2	–	16.2
	594.9	5.2	488.5	1.8	1,090.4
Secured					
Project bank loans and overdrafts	24.9	–	10.8	–	35.7
Total Borrowings	619.8	5.2	499.3	1.8	1,126.1
Undrawn but Committed facilities					
Bank loans and overdrafts	146.0	2.2	372.4	11.8	532.4

* *Funds for refinancing fully in place after year end.*



Shangri-La's Tanjung Aru Resort, Kota Kinabalu - Aerial View

The currency-mix of the borrowings, and cash and bank balances as at 31 December 2001 is as follows:

(US$ Million)	Borrowings	Cash and Bank Balances
In US dollars	664.7#	49.3
In Singapore dollars	107.8	3.2
In Hong Kong dollars	302.6	7.8
In Malaysian Ringgit	16.5	1.7
In Renminbi	32.6	20.0
In Thai Baht	–	13.5
In Philippine Pesos	1.9	5.1
In Fiji dollars	–	3.0
In other currencies	–	0.1
	1,126.1	103.7

Of this, US$300 million has been hedged in Hong Kong dollars with the contracts maturing in 2002.

The loans in United States dollars, Hong Kong dollars and Malaysian Ringgit are at variable rates of interest at spreads over LIBOR, HIBOR and Cost of Funds (for Malaysia), respectively. The majority of the loans in Singapore dollars are at fixed interest rates. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As of the date of this report, the Group has contracted an aggregate principal amount of HK$2,340 million one-year contracts at fixed interest rates between 2.525% to 2.67% per annum and HK$4,916 million three-year contracts at fixed interest rates between 3.735% to 5.74% per annum, of which three-year contracts for HK$2,216 million were entered into after the year end. The interest cover continues through December 2005.

The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 31 December 2001 amounted to US$47.4 million.

The Group has no off-balance sheet funding schemes in place. It has not entered into contracts guaranteeing payments under finance leases nor has it given profit guarantees under its management contracts.

Management Discussion & Analysis

4. FIXED ASSET VALUATIONS

(a) Fixed Assets values* – by Geographical Area

	2001 US$ million	%	2000 US$ million	%
The People's Republic of China				
Hong Kong	**718**	16%	745	16%
Mainland China	**1,972**	44%	1,947	42%
Fiji	**64**	1%	71	2%
The Philippines	**537**	12%	562	12%
Singapore	**649**	14%	700	15%
Thailand	**127**	3%	121	3%
Malaysia	**381**	8%	358	8%
Myanmar	**38**	1%	38	1%
Indonesia	**31**	1%	37	1%
Corporate	**1**	0%	1	0%
Total	**4,518**	100%	4,580	100%

* *Including total fixed assets value owned by subsidiaries and the effective interest share of fixed assets value owned by associated companies.*



Shangri-La Hotel, Singapore - Lobby Court

(b) **Independent Valuation of Properties**

Hotel and Investment Properties

These are stated at professional valuations carried out by the following independent firms of professional valuers:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in the PRC
CB Richard Ellis Limited	:	For properties in the Philippines, Indonesia, Myanmar, Fiji and Thailand
CB Richard Ellis (Pte) Limited, Colliers Jardine Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman, CH Williams Talhar & Wong Sdn Bhd and CH Williams Talhar & Wong (Sabah) Sdn Bhd	:	For properties in Malaysia

According to Group practice, independent valuations are obtained on a rotation basis for some of the hotels in its hotel property portfolio each year with the intention that all hotels in its portfolio are independently valued once every three years. Investment properties in its portfolio are independently revalued at every year end. The valuations made in the current year resulted in the reserves decreasing by US$45 million as at 31 December 2001 and a net charge to the current year's results of US$19 million.

5. GOODWILL/NEGATIVE GOODWILL

On adoption of the newly introduced SSAP 29, the US$161 million premium paid under the acquisition of SLIM in the year 1997, which was previously recorded as Intellectual Property Rights in the "Shangri-La", "Traders" and associated trademarks/servicemarks and disclosed as intangible assets, has now been reclassified as goodwill arising from that acquisition and is subject to annual amortisation. Further, on adoption of the SSAP 30 which only became effective during 2001, the premium paid and discount on acquisitions in prior years which was written off or credited directly to the capital reserve has been reclassified as goodwill/ negative goodwill and is amortised using the straight-line method over its estimated useful life of 15 years from the respective dates of acquisition. This change in accounting policy has been applied retrospectively and has resulted in a net credit of US$16.7 million annual amortisation to the profits of this year (2000: US$14.7 million after restatement).

6. ACQUISITIONS

(i) On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad ("SHMB"), a subsidiary of the Company, acquired an additional 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR"), the owner of Shangri-La's Rasa Ria Resort and Dalit Bay Golf and

Country Club in Sabah, Malaysia. Consequently, the Group's effective interest in PDBR, considering that SHL is now a wholly owned subsidiary, has increased from 52.34% to 66.34%.

(ii) On 18 July 2001, a wholly owned subsidiary of SHL entered into a Conditional Shares Sale Agreement to acquire a 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu in Sabah, Malaysia. Completion of this transaction is conditional upon the receipt of regulatory approvals and waivers which are expected shortly.

(iii) On 23 November 2001, a wholly owned subsidiary of SHL entered into a Sale and Purchase of Shares Agreement for the acquisition of the remaining 40% equity interest in Sentosa Beach Resort Pte Ltd which owns Shangri-La's Rasa Sentosa Resort, Singapore. This acquisition has yet to be completed.

(iv) On 11 March 2002, a wholly owned subsidiary of the Company invested 51% of the registered capital in a newly formed joint venture company, Zhongshan Shangri-La Hotel Co., Ltd., which is developing the hotel in Zhongshan, Guangdong province, the PRC for which the Group signed a management contract on 12 October 2000.



Shangri-La Hotel, Harbin - Banquet Set-up

7. MANAGEMENT STRATEGIES

General

The positive momentum in economic activity experienced by most economies in the region in the latter half of 2000, continued through the first quarter of 2001. Thereafter, recessionary trends in the USA and Europe, in particular the "melt-down" of the technology sector, combined with a spurt in international crude oil prices, triggered a recession in most regional economies. The situation was further exacerbated by the unfortunate and tragic events of 11 September 2001 in the USA which severely curtailed air travel the world over. Security concerns became a major issue influencing travel in general. In particular, arrivals to certain destinations in the region were drastically curtailed after travel advisories were issued by governments discouraging visitations by their citizens to these destinations. This negative sentiment eroded occupancies at the Group's hotels in the region and exerted severe downward pressure on room rates. Consequently, yields at the Group's hotels registered declines in the second half of 2001. In addition, the political situation in Indonesia and the Philippines during the year discouraged new investments in these countries and curtailed business travel sharply.

Amidst all this, the PRC market proved to be relatively stable with the hotels generally suffering only modest declines in yields and with a few experiencing impressive year-on-year growth in yields. The country's admission to the World Trade Organization in late 2001 coupled with the economic growth and political stability that the country continues to enjoy, is a cause for optimism. Domestic travel in the PRC continues to grow strongly. PRC nationals constitute, on average, over 45% of the hotel guests at the Group's hotels in Mainland China.

There are signs that the economy of the USA may soon be coming out of recession. If this comes about and barring any major political problems or international incidents that create fresh security concerns, the second half of this year could experience an improvement in hotels' yields and revenues.

Foreign Exchange Fluctuations

The Group has an economic hedge in terms of currency exposure to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand where exchange controls apply) are also immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

The Group has entered into currency swap contracts between Hong Kong dollars and United States dollars for US$300 million, to hedge against the Group's loans denominated in United States dollars (please also refer to item 3 foregoing i.e. Liquidity and Financial Conditions).

Apart from the foregoing, the Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts after considering the currency risks involved and the cost of obtaining such cover.

Renovation Programmes

Major renovation projects during the year included:

(i) Completion of a renovation programme covering guestrooms and other facilities at Shangri-La's Rasa Sentosa Resort, Singapore.

(ii) Renovation of guestrooms at the Makati Shangri-La, Manila.

(iii) Renovation of lobby, public areas and guestrooms at the Shangri-La Hotel, Bangkok.

(iv) Renovation of lobby, public areas, food & beverage facilities and guestrooms at the Shangri-La Hotel, Kuala Lumpur.

(v) Renovation of guestrooms at Shangri-La's Golden Sands Resort, Penang.

(vi) Renovation of the coffee shop at the Island Shangri-La, Hong Kong.

Of the above, renovations are on-going at the Makati Shangri-La, Manila and Shangri-La hotels in Kuala Lumpur and Bangkok.

Management Discussion & Analysis

Major renovations to be commissioned in 2002 include the Kowloon Shangri-La, Hong Kong, (guestrooms and public areas), China World Hotel, Beijing (guestrooms and public areas), Valley Wing of the Shangri-La Hotel, Singapore, Traders Hotel, Singapore (guestrooms), Shangri-La's Tanjung Aru Resort, Kota Kinabalu (guestrooms at the Tanjung Wing) and Shangri-La's Mactan Island Resort, Cebu (selected guestrooms).



The Kerry Centre Hotel, Beijing - Presidential Suite

Given the softness in hotel occupancies, the Group believes these renovations are appropriately timed and will result in minimal displacement of revenues. Also, the renovated and upgraded products should be available for sale to coincide with the anticipated turn-round in business conditions in the region. Major renovations commencing in 2002 will be spread over a period of 15 to 18 months. Estimated expenditure on renovations of approximately US$130 million will be largely funded from operating cash flows of the business units, supplemented by locally contracted short-term debt, where appropriate.

Technology

The Group's interactive web-site (www.shangri-la.com) continues to attract increasing volumes of traffic. Reservations over the web-site, albeit very modest, are showing tremendous year-on-year increases (by some 300%). The Company's internal corporate intranet project has made important information such as policies, practices, procedures, minimum quality standards and sharing of ideas, accessible to business managers for their day-to-day decision making.



Shangri-La's Mactan Island Resort, Cebu - Cowrie Cove Restaurant

Personnel

As at 31 December 2001, the Group had approximately 16,500 employees. Salaries of employees are maintained at competitive levels while bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and an Executive Share Option Scheme adopted by the Company on 16 December 1997 (the "Option Scheme"). The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organizational values and job enrichment. Internal training is supplemented by retaining outside professional training agencies.

In terms of the Option Scheme, during the year, the Directors granted additional options on 5,340,000 shares to eligible executives of the Group at an exercise price of HK$7.94 per share. The exercise of these new options is governed by a two-year vesting scale. According to the terms of the Option Scheme, options on 6,190,000 shares have so far lapsed. As of this date, the options outstanding aggregate to 26,370,000 shares.

The Shangri-La Hotel in Jakarta experienced an industrial relations problem in December 2000 and was forced to close for business when union employees illegally occupied the hotel premises. The hotel has prevailed in subsequent legal actions in both the Indonesian courts and in parliamentary hearings. The hotel re-opened on 17 March 2001. The Group is actively pursuing constructive dialogue with the union to resolve outstanding employee claims. The Group cares deeply about its employees and its relations with the unions and is looking forward to bringing resolution to this dispute.

New Projects

On 8 July 2001, the Dingshan Garden Hotel in Nanjing, the PRC was rebranded the Shangri-La Dingshan, Nanjing under the management contract signed with the hotel management arm of the Group. This hotel currently has 246 rooms in its inventory. It plans to add another 309 rooms in 2003.

The Group has recently initiated work on the development of hotel projects in Fuzhou and Jingan Nanli in Shanghai. Further, it has acquired land to extend the existing facilities at the Pudong Shangri-La in Shanghai. It has also acquired a 51% equity interest in a new hotel project in Zhongshan (Guangdong province) subsequent to the year end. Incremental investment costs on these projects are projected at US$358 million. The projects are expected to be completed by end 2005, and will be financed partly by locally contracted project loans and partly from corporate funding sources. The Group believes that the opening of these projects will be well timed to benefit from the favourable market conditions expected. The PRC will remain the main focus of the Group's development efforts.

Profit Optimisation

The Group continues to focus on cost reduction efforts. This emphasis has resulted in limiting the decline in gross profit margins to 2% despite a 14% reduction in turnover during the year.

Once there is a sustained upturn in business conditions and a rebound in property values, the Group will consider selling assets that it considers non-core. Funds released will be used to pay down debt and reduce interest expenses.

Management Contracts

On 8 March 2002, the hotel management arm of the Group signed a contract to manage a 555-room resort hotel to be built in Sanya, Hainan Island, the PRC. The hotel is expected to open for business in 2005.

In addition, work on the hotel projects in Zhengzhou, Muscat and Dubai is proceeding on schedule. These hotels should progressively open between 2003 through 2005. The Group has no equity investment in any of these projects.

The Group continues to receive and examine several proposals for management of hotels in the Middle East and in the PRC. These contracts, once implemented, will enhance the brand reputation and improve returns to shareholders of the Company.

Report of the Directors

The Directors submit their report together with the audited accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in note 2 to the accounts.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 50.

The details of dividends paid and proposed during the year are set out in note 8 to the accounts.

RESERVES

The movements in reserves during the year are set out in notes 23 and 24 to the accounts.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$41,000.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in note 12 to the accounts.

PRINCIPAL PROPERTIES

The details of the principal hotel and investment properties are set out in note 34 to the accounts.

SHARE CAPITAL

The details of share capital are set out in note 21 to the accounts.

SUBSIDIARIES AND ASSOCIATED COMPANIES

The details of the Company's principal subsidiaries and associated companies are set out in note 33 to the accounts.

PARTICULARS OF BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The particulars of bank loans, overdrafts and other borrowings as at 31 December 2001 are set out in notes 20 and 27 to the accounts.

RESULTS, ASSETS AND LIABILITIES

The results, assets and liabilities of the Group for the last five financial years are set out on page 108.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

	Mr YE Longfei *(Chairman)*	
	Mr KUOK Khoon Ho *(Deputy Chairman and Managing Director)*	
	Mr Thaddeus Thomas BECZAK	
	Mr Giovanni ANGELINI	
	Mr LUI Man Shing	(appointed on 22 March 2002)
#	Madam KUOK Oon Kwong	
#	Mr John David HAYDEN	
#	Mr HO Kian Guan	
#	Mr LEE Yong Sun	(appointed on 7 December 2001)
*	Mr QUEK Poh Huat	
*	Mr Alexander Reid HAMILTON	(appointed on 8 November 2001)
#	Mr HO Kian Cheong *(Alternate to Mr HO Kian Guan)*	
	Mr John Louis SEGRETI	(resigned on 15 December 2001)
	Mr Tomas Campos ZITA, JR.	(resigned on 11 March 2002)
	Mr YOUNG Chun Hui	(resigned on 11 March 2002)

\# *Non-executive Directors*
* *Independent Non-executive Directors*

Mr Eoghan Murray McMILLAN, who had been an independent non-executive Director on the Board since December 1994, passed away on 2 October 2001. The Board wishes to acknowledge the valuable counsel and guidance provided by Mr McMILLAN during his tenure on the Board.

Messrs KUOK Khoon Ho, Giovanni ANGELINI and HO Kian Guan retire by rotation in accordance with Article 99(A) and Messrs LUI Man Shing, LEE Yong Sun and Alexander Reid HAMILTON retire in accordance with Article 102(B) of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

Report of the Directors

BIOGRAPHICAL DETAILS OF DIRECTORS

Executive Directors

Mr YE Longfei, aged 60, is the Chairman of the Company. He was appointed as an executive Director of the Company in December 1997 and was appointed as Chairman of the Company in October 2000. He is also the Chairman of Kerry Holdings (China) Co., Ltd. and a Director of Kerry Beverages Limited and Kerry Holdings Limited. Prior to joining the Kuok Group, Mr Ye was the Chief Executive of the "Shanghai Desk" in Hong Kong, a co-operative arrangement between the Shanghai Municipal Government and Arthur Andersen & Co. (HK), from 1991 to 1995. Before taking up his assignment in Hong Kong, Mr Ye had served in various positions in the Shanghai Municipal Government. Mr Ye graduated from the Shanghai Fudan University in physics and is a graduate of the research institute of physics at the Shanghai Fudan University.

Mr KUOK Khoon Ho, aged 51, is the Deputy Chairman and Managing Director of the Company. He was appointed as an executive Director and Managing Director of the Company in September 1997 and was appointed as Deputy Chairman of the Company in October 2000. He joined the Kuok Group in 1976 and is currently the Vice Chairman of Kerry Holdings Limited and a non-executive Director of SCMP Group Limited. He is also a Director of Kerry Group Limited. He graduated from McGill University, Canada with a bachelor's degree in Commerce. He has extensive experience in hotel management, property development and corporate management. He is a brother of Madam KUOK Oon Kwong.

Mr Thaddeus Thomas BECZAK, aged 51, was appointed as an executive Director of the Company in August 1997. He is also an executive Director of Kerry Holdings Limited and Kerry Properties Limited and the Deputy Chairman of SCMP Group Limited. In November 1997, Mr Beczak was elected as a Council Member of The Stock Exchange of Hong Kong Limited ("HKSE") and Chairman of the Listing Committee of HKSE. Following the merger of HKSE with Hong Kong Futures Exchange Limited and Hong Kong Securities Clearing Company Limited, Mr Beczak remains as the Chairman of the Listing Committee of HKSE which has become a subsidiary of Hong Kong Exchanges and Clearing Limited after the merger. He is also a member of the Advisory Committee for the Securities and Futures Commission. Prior to joining the Kuok Group, Mr Beczak was a Managing Director of J.P. Morgan Inc. and President of J.P. Morgan Securities Asia Ltd., Hong Kong. Mr Beczak is a graduate of Georgetown University (B.S.F.S.) and Columbia University (M.B.A.). He is a member of the Board of Advisors of the School of Foreign Service of Georgetown University.

Mr Giovanni ANGELINI, aged 56, was appointed as an executive Director of the Company in June 1999. He joined the Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr Angelini graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 37 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

Mr LUI Man Shing, aged 58, was appointed as an executive Director of the Company in March 2002. Mr Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd. and Shangri-La Hotel Public Company Limited ("SHPCL"), both are companies incorporated in Thailand. In 1992, Mr Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman of SHPCL, the Managing Director of Kerry Beverages Limited and a Director of a number of companies within the Kuok Group including Kerry Holdings Limited and Kerry Trading Co. Limited.

Non-executive Directors

Madam KUOK Oon Kwong, aged 55, was appointed as a non-executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL"). This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. Madam Kuok is also a Director of a number of companies within the Group including Shangri-La Hotel Public Company Limited, Thailand, Shangri-La Hotels (Malaysia) Berhad, Malaysia, of which she is the Managing Director, and certain subsidiaries of SHL. Madam Kuok is a sister of Mr KUOK Khoon Ho.

Mr John David HAYDEN, aged 60, was appointed as an executive Director of the Company in December 1997. Mr Hayden has held the position of Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited since 1993 and retired from this position with effect from 30 June 1999. After his retirement, Mr Hayden remains as a non-executive Director of the Company and acts as an adviser to the Board. Mr Hayden is a graduate of the University of Natal, South Africa (B.A. Law) and Cornell University, U.S.A. (B.S. Hotel Administration).

Mr HO Kian Guan, aged 56, was appointed as a non-executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the Kuala Lumpur Stock Exchange) and Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand. He is a brother of Mr HO Kian Cheong.

Mr LEE Yong Sun, aged 57, was appointed as a non-executive Director of the Company in December 2001. He is the Vice Chairman of Kerry Holdings Limited and also a Director of Kerry Group Limited. He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Certified Public Accountant (Singapore) and has extensive experience in banking, accounting and management.

Mr QUEK Poh Huat, aged 55, was appointed as an independent non-executive Director of the Company in August 1997. He was the President of Singapore Technologies Pte Ltd and Chairman of Singapore Technologies Aerospace Ltd before he joined Temasek Holdings (Private) Limited in September 1995. Mr Quek is currently the President of Temasek Holdings (Private) Limited. He holds a Bachelor of Science (Chemical Engineering) from University of Leeds (UK) and a Master of Science (Management) from the Naval Postgraduate School, Monterey, California. In Spring 1989, he attended the Harvard Advanced Management Program. He was awarded the Public Service Star Award by the Government of Singapore in August 1994.

Mr Alexander Reid HAMILTON, aged 60, was appointed as an independent non-executive Director of the Company in November 2001. He is a Director of a number of companies including CITIC Pacific Limited, COSCO International Holdings Limited, COSCO Pacific Limited, Esprit Holdings Limited and DBS Kwong On Bank Limited. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Society of Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr Hamilton is the Chairman of the Board's Audit Committee.

Mr HO Kian Cheong, aged 52, was appointed as an alternate Director to Mr HO Kian Guan in June 1993. He is a Director of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad and Keck Seng Investments (Hong Kong) Limited. He is also an alternate Director of Shangri-La Hotel (Kowloon) Limited and Shangri-La International Hotels (Hangzhou) Limited. He is a brother of Mr HO Kian Guan.

PARTICULARS OF SECURITIES HELD BY DIRECTORS, CHIEF EXECUTIVES AND ASSOCIATES

As at 31 December 2001, the Directors had the following interests in the securities of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) (the "Associated Corporations") as recorded in the register required to be kept under Section 29 of the SDI Ordinance:

The Company

Name of Director	Number of ordinary shares	Notes
Mr YE Longfei	Nil	–
Mr KUOK Khoon Ho	3,456	1
	379,167	2
Mr Thaddeus Thomas BECZAK	394,000	1
Mr Giovanni ANGELINI	100,000	1
Mr LUI Man Shing	N/A	4
Madam KUOK Oon Kwong	151,379	1
	192,011	3
Mr John David HAYDEN	Nil	–
Mr HO Kian Guan	167,475	1
	126,755,718	2
Mr LEE Yong Sun	Nil	–
Mr QUEK Poh Huat	Nil	–
Mr Alexander Reid HAMILTON	Nil	–
Mr HO Kian Cheong	24,514	1
(Alternate to Mr HO Kian Guan)	124,046,553	2

Notes:

1 Personal interests held by the relevant Directors.
2 Deemed corporate interests held through companies controlled by the relevant Directors.
3 Family interest held by the spouse of the relevant Director.
4 Mr LUI Man Shing was appointed as a Director of the Company on 22 March 2002. His interest, if any, will be disclosed in the 2002 interim report of the Company.

Save as mentioned above, as at 31 December 2001, none of the Directors had any other interest in the securities of the Company or any of its Associated Corporations which had been entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE") (the "Listing Rules"), the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/ were appointed as Directors to represent the interests of the Company and/or the Group.

(i) Madam KUOK Oon Kwong is a non-executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Exchange Securities Trading Limited.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL") also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- SHL's serviced apartment business is effectively marketed on the strength of Shangri-La International Hotel Management Limited ("SLIM") Group's renowned, high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive Director of Allgreen.

(ii) Madam KUOK Oon Kwong is also a non-executive Director of Tanjong Aru Hotel Sdn. Bhd. ("TAHSB"), an associated company of the Kuok Group, which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu ("TAH").

While TAH may compete with Shangri-La's Rasa Ria Resort ("RRR"), a hotel in Kota Kinabalu owned by the Group, the Directors believe that this competition does not pose any material threat to RRR's business prospects because both TAH and RRR are managed by SLIM. Besides, as announced on 18 July 2001, the Group has entered into a Conditional Shares Sale Agreement for acquiring Kuok Group's entire 40% interest in TAHSB (the "Acquisition") and upon completion of the Acquisition, TAH will be under the Group's hotel portfolio.

(iii) Messrs HO Kian Guan and HO Kian Cheong are substantial shareholders and executive Directors of the companies which own the Holiday Inn Riverside Wuhan and the River View Hotel Singapore. While such businesses may compete with the Group's hotel businesses in Wuhan and Singapore, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the target customers are different; and
- the Group's hotel business is effectively marketed on the strength of the SLIM Group's renowned and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board of Directors of the Company is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

The executive share option scheme of the Company was approved by the shareholders of the Company on 16 December 1997 (the "Option Scheme").

The Option Scheme is designed to give executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the Option Scheme shall be such number of Shares as shall represent 10 per cent of the Shares in issue from time to time (excluding the number of Shares which have been duly allotted and issued upon the exercise of options granted pursuant to the Option Scheme) (the "Maximum Number"). As at the date of this report, a total of 191,295,991 Shares (representing approximately 8.79% of the existing issued share capital thereof) are available for issue under the Option Scheme. The maximum entitlement of each participant under the Option Scheme cannot exceed 25 per cent of the Maximum Number at the relevant time.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its absolute discretion, save that no option may be exercised later than 10 years from the date on which the option is granted. The minimum period for which an option must be held before it can be exercised is determined by the Board of Directors of the Company upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares has to be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is higher of (a) the nominal value of a Share; and (b) 90 per cent of the average of the closing prices of the Shares as stated in HKSE's daily quotation sheets for the five trading days immediately preceding the date of offer of an option on which there were dealings in Shares on HKSE.

The Option Scheme will expire on 15 December 2007.

HKSE has amended the requirements for share option schemes under the Listing Rules and the new requirements came into effect on 1 September 2001. These new requirements make some of the provisions of the existing Option Scheme no longer applicable. The Board of Directors of the Company will recommend to the shareholders for approval a new share option scheme which complies with the new requirements under the Listing Rules at a Special General Meeting to be convened immediately after the forthcoming Annual General Meeting. During the transitional period, the Company must nevertheless comply with the new requirements of the Listing Rules.

Details of the Share Options outstanding as at 31 December 2001 which have been granted under the Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2001	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2001	Exercise price per option share HK$	Exercisable from	Exercisable until
1. Directors										
Mr YE Longfei	1 May 1998	I	100,000	-	-	-	100,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	100,000	-	-	-	100,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	100,000	-	-	-	100,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	200,000	-	-	-	200,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	200,000	-	-	-	200,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	350,000	-	-	350,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	350,000	-	-	350,000	7.94	15 January 2003	14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	400,000	-	-	-	400,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	400,000	-	-	-	400,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	400,000	-	-	-	400,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	250,000	-	-	-	250,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	250,000	-	-	-	250,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	150,000	-	-	150,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	150,000	-	-	150,000	7.94	15 January 2003	14 January 2011
Mr Thaddeus Thomas BECZAK	1 May 1998	I	400,000	-	-	-	400,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	400,000	-	-	-	400,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	400,000	-	-	-	400,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	250,000	-	-	-	250,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	250,000	-	-	-	250,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	50,000	-	-	50,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	50,000	-	-	50,000	7.94	15 January 2003	14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	150,000	-	-	-	150,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	150,000	-	-	-	150,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	150,000	-	-	-	150,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	275,000	-	-	-	275,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	275,000	-	-	-	275,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	150,000	-	-	150,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	150,000	-	-	150,000	7.94	15 January 2003	14 January 2011
Mr Tomas Campos ZITA, JR.	1 May 1998	I	100,000	-	-	-	100,000	8.00	1 May 1999	30 April 2008
(note 1)	1 May 1998	II	100,000	-	-	-	100,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	100,000	-	-	-	100,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	200,000	-	-	-	200,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	200,000	-	-	-	200,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	50,000	-	-	50,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	50,000	-	-	50,000	7.94	15 January 2003	14 January 2011
Mr YOUNG Chun Hui	1 May 1998	I	150,000	-	-	-	150,000	8.00	1 May 1999	30 April 2008
(note 2)	1 May 1998	II	150,000	-	-	-	150,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	150,000	-	-	-	150,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	100,000	-	-	-	100,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	100,000	-	-	-	100,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	50,000	-	-	50,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	50,000	-	-	50,000	7.94	15 January 2003	14 January 2011

	Date of grant	Tranche	No. of option shares held as at 1 January 2001	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2001	Exercise price per option share HK$	Exercisable from	Exercisable until
Mr John Louis SEGRETI	1 May 1998	I	90,000	-	-	90,000	-	8.00	1 May 1999	30 April 2008
(note 3)	1 May 1998	II	90,000	-	-	90,000	-	8.00	1 May 2000	30 April 2008
	1 May 1998	III	90,000	-	-	90,000	-	8.00	1 May 2001	30 April 2008
	15 January 2000	I	165,000	-	-	165,000	-	8.55	15 January 2001	14 January 2010
	15 January 2000	II	165,000	-	-	165,000	-	8.55	15 January 2002	14 January 2010
	6 April 2000	I	200,000	-	-	200,000	-	8.55	6 April 2001	5 April 2010
	6 April 2000	II	200,000	-	-	200,000	-	8.55	6 April 2002	5 April 2010
	15 January 2001	I	-	150,000	-	150,000	-	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	150,000	-	150,000	-	7.94	15 January 2003	14 January 2011
Mr John David HAYDEN	1 May 1998	I	400,000	-	-	-	400,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	400,000	-	-	-	400,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	400,000	-	-	-	400,000	8.00	1 May 2001	30 April 2008
2. Continuous contract employees	1 May 1998	I	1,590,000	-	-	70,000	1,520,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	1,590,000	-	-	70,000	1,520,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	1,590,000	-	-	70,000	1,520,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	2,375,000	-	-	215,000	2,160,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	2,375,000	-	-	215,000	2,160,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	1,600,000	-	70,000	1,530,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	1,600,000	-	70,000	1,530,000	7.94	15 January 2003	14 January 2011
3. Other participants	1 May 1998	I	1,100,000	-	-	-	1,100,000	8.00	1 May 1999	30 April 2008
	1 May 1998	I	50,000	-	-	-	50,000	8.00	1 May 1999	30 November 2002
	1 May 1998	II	1,100,000	-	-	-	1,100,000	8.00	1 May 2000	30 April 2008
	1 May 1998	II	50,000	-	-	-	50,000	8.00	1 May 2000	30 November 2002
	1 May 1998	III	1,100,000	-	-	-	1,100,000	8.00	1 May 2001	30 April 2008
	1 May 1998	III	50,000	-	-	-	50,000	8.00	1 May 2001	30 November 2002
	15 January 2000	I	745,000	-	-	-	745,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	745,000	-	-	-	745,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	120,000	-	-	120,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	120,000	-	-	120,000	7.94	15 January 2003	14 January 2011
Total			23,110,000	5,340,000	-	2,080,000	26,370,000			

Notes:

1. The options granted to Mr Tomas Campos ZITA, JR. remains exercisable following his resignation as Director of the Company with effect from 11 March 2002 as he is still an executive Director in several of the Company's subsidiaries.

2. The options granted to Mr YOUNG Chun Hui remains exercisable following his resignation as Director of the Company with effect from 11 March 2002 as he still holds an executive position in one of the Company's subsidiaries.

3. During the year, the options granted to Mr John Louis SEGRETI lapsed following his resignation as Director of the Company.

4. The closing price per share of the Company's shares trading on HKSE on 12 January 2001 (i.e. the business day immediately before the grant on 15 January 2001) was HK$7.80.

5. No options were cancelled during the year.

The Directors consider that it is not appropriate to disclose the value of options granted during the year as the market price of the Company's shares as at the year end date was below the respective exercise prices of the options granted and any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2001, details of options granted under the Option Scheme to the Directors/ former Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the year and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons including member companies of the Kuok Group. The Kuok Group has a controlling interest in the share capital of the Company. These transactions are considered to be connected transactions under the Listing Rules and related party transactions under the Hong Kong Statement of Standard Accounting Practice No. 20 "Related Party Disclosures". Details of these transactions are as follows:

1 **Payment of office expenses**

The Company reimbursed Kerry Trading Co. Limited, a company within the Kuok Group for US$ 1,170,000 (2000: US$1,290,000) on costs reimbursement basis and paid Kerry Holdings Limited, a substantial shareholder of the Company, US$561,000 (2000: US$567,000) for office rental, administration and related expenses.

2 **Land rental**

(A) Payment of land rental amounting to US$700,000 (2000: US$899,000) to Brown Swallow Development Corporation and Green Mangrove Realty Inc., companies within the Kuok Group, for lease of land where Shangri-La's Mactan Island Resort, Cebu is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 12 March 1990. The percentages are comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

(B) Payment of land rental amounting to US$1,002,000 (2000: US$1,301,000) to Edsa Properties Holdings, Inc., an associated company of the Kuok Group, for lease of land where Edsa Shangri-La, Manila is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 28 August 1992. The percentage is comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

Report of the Directors

3 Unsecured shareholders' loans and guarantee

(A) The Group provided financial assistance to certain companies in prior years. The balances of these financial assistance as at the respective year end date of 2001 and 2000 are listed below:

(i) *Unsecured shareholders' loans* [1]

		Loan balance	
		2001	2000
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	– Harbin Shangri-La Hotel Co., Ltd.[2]	**18,843**	19,493
	– Changchun Shangri-La Hotel Co., Ltd.[3]	**29,070**	33,170
	– Shenyang Traders Hotel Ltd.[3]	**30,350**	36,690
	– Beihai Shangri-La Hotel Ltd.[3]	**23,130**	23,630
	– Shangri-La International Hotels (Pacific Place) Limited	**15,600**	15,600
	– Traders Yangon Company Limited ("THYN")		
	: interest bearing portion	**21,862**	13,230
	: non-interest bearing portion	**32,859**	32,859
	– Shangri-La Yangon Company Limited		
	: interest bearing portion	**1,492**	1,428
	: non-interest bearing portion	**23,732**	23,732
	– Traders Square Company Limited	**4,160**	4,160
	– Sentosa Beach Resort Pte Ltd ("SEN")	**6,499**	6,920
	– Central Laundry Pte Ltd ("CLPL")	**569**	865
b.	Associated company		
	– Cuscaden Properties Pte Ltd ("CPPL")	**28,831**	30,702
c.	Investee company		
	– PT Saripuri Permai Hotel	**1,950**	2,306

(ii) Guarantee executed in favour of banks for securing bank loans/facilities granted [1&4]

		Amount of guarantee given	
		2001	2000
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	– THYN	**13,580**	20,510
	– CLPL	**–**	228
	– Wuhan Shangri-La Hotel Co., Ltd.	**6,900**	6,900
b.	Associated companies		
	– CPPL	**4,831**	13,632
	– Beijing Jia Ao Real Estate Development Co., Ltd.	**29,759**	29,759

Notes:

1. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance remain unchanged as at year end of 2001.
2. The Group had waived all the year 2000 loan interest of this subsidiary amounting to US$1,508,000. Under a supplementary agreement signed during the year, this loan will be non-interest bearing for all the years from year 2001 to 2003.
3. The Group has waived all the current year's loan interest of these subsidiaries amounting to US$4,651,000 (2000: US$7,161,000).
4. The amount of guarantee disclosed is stated with reference to the utilised bank loans/ facilities balance.

(B) The Group also provided the following new financial assistance to CPPL during the year:

SHL and a subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL") executed a proportionate guarantee in favour of a bank for securing the interest expenses of facilities granted to CPPL. The total balance of these facilities as at 31 December 2001 was US$59,951,000.

4 Proposed acquisitions

The Group has entered into conditional agreements with certain connected persons during the year to acquire the equity interest of certain companies held by them. Details of these transactions are set out in note 31(f) to 31 (h) to the accounts.

5 During the year, there were other connected transactions covering fees paid and received which need to be disclosed herein in accordance with the requirements of the waivers granted by HKSE.

(A) The Group received hotel management and related services and royalty fees totalling US$1,986,000 (2000: US$2,356,000) from certain companies within the Kuok Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies. The terms under these agreements are comparable to other agreements with the Group's subsidiaries and associated companies and with third parties under management contracts.

(B) Payment of insurance premium, godown and transportation rental amounting to US$945,000 (2000: US$864,000) to various companies within the Kuok Group (other than a Malaysian company as mentioned below). The fees are determined with reference to relevant industry practices.

(C) Payment of insurance premium amounting to US$548,000 (2000: US$578,000) by SHMB Group of companies to a Malaysian company within the Kuok Group. The fees are determined with reference to relevant industry practices.

(D) Payment of renovation project services fees and reimbursement of staff cost amounting to US$239,000 (2000: US$234,000) by SHL to a company within the Kuok Group. The project services fees are comparable to those charged by independent project consultants.

(E) Receipt of laundry services fees of US$784,000 and US$497,000 (2000: US$904,000 and US$534,000) by CLPL on normal commercial terms from two companies within the Kuok Group and SEN, respectively.

In accordance with the requirements of the respective waivers, the Directors of the Company confirm that:

(a) In relation to all the items 5(A) to 5(E)

- these transactions were entered into in the ordinary and usual course of business of the Company;
- these transactions were entered into in accordance with the terms of the agreement governing such transactions;
- these transactions were conducted either on normal commercial terms or (where there is no available comparison) on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(b) In relation to items 5(C), 5(D) and 5(E)

- the aggregate value of each of such transactions in the financial year was less than HK$10 million or 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited consolidated accounts, whichever is the higher.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2001, as far as the Directors are aware, the interests of the substantial shareholders in the shares of the Company were as follows:

Name	Number of Ordinary shares
Kerry Group Limited ("KGL")	981,958,555
Kerry Holdings Limited ("KHL")	981,958,555

Notes:

1 KHL is a subsidiary of KGL and, accordingly, the shares in which KHL is shown to be interested are also included in the shares in which KGL is shown to be interested.

2 The shares in which KGL and KHL are shown to be interested include those shares held by the subsidiary of SHPCL.

Apart from the aforesaid, as at 31 December 2001, the Company had not been notified of any interest amounting to 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, except as disclosed in note 21 to the accounts, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

Report of the Directors

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules, throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee currently comprises five members including the Chairman, the Deputy Chairman and Managing Director, an executive Director and two non-executive Directors, one of them being independent.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr QUEK Poh Huat. The Committee reviewed the Group's 2001 audited accounts before they were tabled for the Board's review and approval.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

YE Longfei
Director

KUOK Khoon Ho
Director

Hong Kong, 22 March 2002

Auditors' Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts set out on pages 50 to 107 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2002

Consolidated Profit and Loss Account

For the year ended 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Turnover	2	599,561	683,680
Cost of sales		(243,627)	(263,500)
Gross profit		355,934	420,180
Other revenues	2	12,125	13,486
Marketing expenses		(23,216)	(25,362)
Administrative expenses		(52,790)	(56,253)
Other operating expenses		(163,868)	(160,093)
Operating profit before finance costs	3	128,185	191,958
Finance costs	4	(64,886)	(85,855)
Operating profit		63,299	106,103
Share of results of associated companies	5	35,097	40,559
Profit before taxation		98,396	146,662
Taxation	6	(27,040)	(35,769)
Profit after taxation		71,356	110,893
Minority interests		(12,563)	(19,116)
Profit attributable to shareholders	7	58,793	91,777
Dividends	8	42,465	42,924
Basic earnings per share	9(a)	US2.63 cents	US4.14 cents
Diluted earnings per share	9(b)	US2.63 cents	US4.14 cents

Consolidated Balance Sheet

As at 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Fixed assets	12	**3,577,869**	3,657,033
Negative goodwill	13	**(223,188)**	(210,425)
Associated companies	15	**941,671**	930,826
Long-term investments	16	**2,762**	2,918
Current assets			
Inventories		**15,076**	18,113
Accounts receivable, prepayments and deposits	17	**53,170**	63,669
Due from associated companies		**21,989**	1,915
Due from minority shareholders		**15,900**	15,537
Other investments	18	**56,380**	149,342
Cash and bank balances	29(c)	**103,697**	179,809
		266,212	428,385
Current liabilities			
Accounts payable and accruals	19	**122,233**	143,973
Due to minority shareholders		**5,472**	2,807
Taxation		**7,935**	15,861
Bank loans and overdrafts	20	**619,796**	128,063
		755,436	290,704
Net current (liabilities)/assets		**(489,224)**	137,681
		3,809,890	4,518,033
Financed by:			
Share capital	21	**281,406**	286,270
Reserves	23	**2,192,776**	2,279,689
Retained profits	24	**384,230**	377,012
Proposed final dividend	8	**22,325**	23,038
Shareholders' funds		**2,880,737**	2,966,009
Minority interests and loans	27	**412,867**	481,968
		3,293,604	3,447,977
Non-current liabilities			
Bank loans and other borrowings	20	**506,276**	1,062,043
Deferred taxation	28	**10,010**	8,013
		3,809,890	4,518,033

YE Longfei
Director

KUOK Khoon Ho
Director

Balance Sheet

As at 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Fixed assets	12(d)	**29**	83
Subsidiaries	14	**2,232,166**	2,265,032
Current assets			
Dividend receivable, prepayments and deposits		**138,752**	99,145
Cash and bank balances		**12,009**	15,192
		150,761	114,337
Current liabilities			
Accounts payable and accruals		**2,163**	1,783
Net current assets		**148,598**	112,554
		2,380,793	2,377,669
Financed by:			
Share capital	21	**281,406**	286,270
Reserves	23	**2,065,397**	2,078,524
Retained profits	24	**11,665**	(10,163)
Proposed final dividend	8	**22,325**	23,038
Shareholders' funds		**2,380,793**	2,377,669

YE Longfei
Director

KUOK Khoon Ho
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Net cash inflow from operating activities	29(a)	**185,926**	232,600
Returns on investments and servicing of finance			
Interest received		**7,353**	7,721
Interest paid - convertible bonds		**-**	(6,565)
Interest paid - others		**(64,170)**	(72,653)
Dividends received from associated companies		**319**	16,401
Dividends received from other investments		**3,537**	4,532
Dividends paid		**(43,178)**	(42,613)
Dividends paid to minority shareholders		**(10,180)**	(11,422)
Net cash outflow from returns on investments and servicing of finance		**(106,319)**	(104,599)
Taxation			
Hong Kong profits tax paid		**(9,428)**	(8,708)
Overseas tax paid		**(13,304)**	(12,275)
Total tax paid		**(22,732)**	(20,983)
Investing activities			
Purchase of fixed assets		**(37,469)**	(43,832)
Expenditure on properties under development		**(47,494)**	(18,178)
Proceeds from sale of fixed assets		**1,744**	974
Purchase of additional interest in a subsidiary	21(a)	**(209)**	-
Net (increase)/decrease in loans to associated companies		**(316)**	15,208
Loans to investee company		**-**	(1,251)
Purchase of other investments		**(3,262)**	(83)
Repayment of loan from investment company		**-**	246
Proceeds from disposal of other investments		**12,861**	73,299
Proceeds from long-term investments realised		**-**	91
Net cash (outflow)/inflow from investing activities		**(74,145)**	26,474
Net cash (outflow)/inflow before financing		**(17,270)**	133,492
Financing			
Repurchase of shares		**(2,163)**	(2,679)
Repurchase of convertible bonds		**-**	(13,772)
Redemption of convertible bonds		**-**	(221,290)
Net (decrease)/increase in loan from a minority shareholder		**(1,877)**	5,319
Repayment of bank loans		**(418,896)**	(342,662)
Bank loans raised		**368,926**	507,247
Net cash outflow from financing	29(b)	**(54,010)**	(67,837)
(Decrease)/increase in cash and cash equivalents		**(71,280)**	65,655
Cash and cash equivalents at 1 January		**174,672**	109,017
Cash and cash equivalents at 31 December	29(c)	**103,392**	174,672

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Revaluation (deficit)/surplus on hotel properties	23	(51,970)	212,678
Revaluation surplus on investment properties	23	6,551	43,824
Exchange differences arising on translation of subsidiaries and associated companies	23	(28,465)	(62,627)
Net (losses)/gains not recognised in the profit and loss account		(73,884)	193,875
Profit attributable to shareholders		58,793	91,777
Total recognised (losses)/gains		(15,091)	285,652
Cumulative effect of changes in accounting policies adopted on 1 January 2001:			
Retained profits at 1 January – effect of adopting SSAP 30	25	24,207	9,465
Capital reserve at 1 January – effect of adopting SSAP 30	25	(396,256)	(394,811)
		(372,049)	(385,346)

1 **PRINCIPAL ACCOUNTING POLICIES**

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain property, plant and equipment, investment properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for accounting periods commencing on or after 1 July 2000)
SSAP 26	:	Segment reporting
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The effect of adopting these new standards is set out in the accounting policies below. Certain comparative figures have also been restated to conform with the current year's presentation.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital, or by way of having the power to govern its financial and operating policies so that the Group obtains benefits from these activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Notes to the Accounts

For the year ended 31 December 2001

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(b) Group accounting (Cont'd)

(i) Consolidation (Cont'd)

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and related accumulated foreign currency exchange fluctuation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c) Revenue recognition

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight line basis over the periods of the respective leases.

(iv) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(v) Dividend income from other investments is recognised when the right to receive payment is established.

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(d) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(e) Fixed assets

(i) Hotel properties

Hotel properties are interests in land and buildings and their integral fixed plant, and are stated at valuations in the balance sheet except for newly opened hotels which have not completed two full years of operation and are stated at cost. Independent valuations are performed at intervals not exceeding three years on an open market for existing use basis as fully operational business units. In the intervening years the Directors review the carrying value of each property and independent valuation is performed where there are indications of a material change. Changes in the value of hotel properties are dealt with as movements in the hotel properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on an individual basis, the excess of the deficit is charged to the profit and loss account. No depreciation is provided on hotel properties held on leases (including land use rights) of more than 20 years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, and accordingly the Directors consider that depreciation is not necessary due to their high residual values. The related maintenance expenditure is dealt with in the profit and loss account in the year of expenditure.

Hotel properties held on leases (including land use rights) of which the unexpired term is 20 years or less are depreciated on the straight line basis over the unexpired period of the leases.

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, and which are held for their long-term investment potential, any rental income being negotiated at arm's length. Investment properties are stated at annual professional valuations at the balance sheet date. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the straight line basis over the unexpired period of the leases.

The gain or loss on disposal of an investment property, representing the difference between the net sales proceeds and the carrying amount of the relevant asset together with any revaluation reserve balance remaining attributable to the relevant asset, is recognised in the profit and loss account.

Notes to the Accounts

For the year ended 31 December 2001

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(e) Fixed assets (Cont'd)

(iii) Properties under development

Properties under development are investments in land and buildings under construction. These properties are stated at cost, which comprises land costs, fees for land use rights and development costs including attributable interest and professional charges capitalised during the development period less accumulated impairment losses. No depreciation is provided on properties under development.

(iv) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation of other tangible fixed assets is calculated to write off their cost, less residual value, on the straight line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Other land and buildings	2.5%
Furniture, fixtures and equipment	10% to 33 $^{1}/_{3}$%
Motor vehicles	25%
Plant and machinery	5% to 10%

(v) Gain or loss on disposal of fixed assets

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(vi) Cost of restoring and improving other tangible fixed assets

Major costs incurred in restoring other tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(vii) Impairment

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in properties under development, other properties and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payment made under operating leases net of any incentives received from the leasing company are charged to profit and loss on a straight-line basis over the lease periods.

(g) Intangibles

(i) Goodwill/Negative goodwill

Goodwill/Negative goodwill represents the excess/deficit of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

In previous financial years, goodwill and negative goodwill on acquisition was written off against reserves and taken directly to reserves respectively. On adoption of SSAP 30, goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of 15 years from date of acquisition, while the negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life, which is 15 years, of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the income statement immediately. This change in accounting policy has been applied retrospectively so that the 2000 comparatives presented have been restated to conform to the changed policy. The financial effects of this change in accounting policy, applies in accordance with the requirement of the SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies", are set out in notes 13 and 25 to the accounts.

(ii) Intellectual properties rights

On adoption of SSAP 29 the premium paid under a business acquisition in the year 1997, which was previously recorded as Intellectual Property Rights and disclosed as intangible assets, has now been reclassified as goodwill arising from that acquisition and is subject to annual amortisation (see note 1(g)(i)). This change in accounting policy has been applied retrospectively so that the 2000 comparative presented has been restated to conform to the changed policy. The financial effects of this change in accounting policy, applies in accordance with the requirement of the SSAP 2, are set out in notes 13 and 25 to the accounts.

Notes to the Accounts

For the year ended 31 December 2001

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(g) Intangibles (Cont'd)

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, being cost of purchase, is determined on a weighted average basis.

Net realisable value is the price at which inventories can be sold or realised in the normal course of business after allowing for the costs of realisation.

(i) Investments in securities

(i) Long-term investments

Long-term investments are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

Held-to-maturity securities are stated in the balance sheet at cost. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

1 PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(j) **Accounts receivable**

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(l) **Pre-operating expenditure**

Pre-operating expenditure is charged to profit and loss account in the year in which it is incurred.

(m) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the controls of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) **Retirement benefit costs**

The Group's contribution to pension cost is charged directly to the profit and loss account as incurred.

1 PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(p) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash, and mainly exclude negative goodwill, investments in securities and properties under development. Segment liabilities comprise operating liabilities and exclude items such as taxation and all borrowings. Capital expenditure comprises additions to fixed assets (note 12).

In respect of geographical segment reporting, sales are based on the country in which the asset is located. Total assets and capital expenditure are where the assets are located.

(q) Dividends

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability or an asset at the balance sheet date. This change in accounting policy has been applied retrospectively so that the 2000 comparatives presented have been restated to conform to the changed policy. The financial effects of this change in accounting policy, applies in accordance with the requirement of the SSAP 2, to the retained profits and the balance of the minority interests are set out in note 25 and 27 to the accounts, respectively.

(r) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Revenues recognised during the year are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Turnover		
Hotel operation:		
Room rentals	**288,849**	328,773
Food and beverage sales	**235,886**	269,356
Rendering of ancillary services	**49,812**	57,786
Hotel management and related service fees	**8,809**	9,930
Property rentals	**16,205**	17,835
	599,561	683,680
Other revenues		
Interest income	**7,353**	7,721
Dividend income	**3,537**	4,532
Net realised gain on other investments	**–**	585
Other income	**1,235**	648
	12,125	13,486
Total revenues	**611,686**	697,166

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel operation and management
Mainland China	–	hotel operation and management, leasing of office, commercial and serviced apartments
Philippines	–	hotel operation and management
Singapore	–	hotel operation and management, leasing of office, commercial and serviced apartments
Thailand	–	hotel operation and management, leasing of office and commercial
Malaysia	–	hotel operation and management, golf club operation, leasing of office, commercial and serviced apartments
Other countries	–	hotel operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

Notes to the Accounts

For the year ended 31 December 2001

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments

	Hong Kong 2001 US$'000	The People's Republic of China Mainland China 2001 US$'000	Philippines 2001 US$'000	Singapore 2001 US$'000	Thailand 2001 US$'000	Malaysia 2001 US$'000	Other 2001 US$'000	Elimination 2001 US$'000	Group 2001 US$'000
Turnover									
External sales	141,178	172,220	74,617	90,292	32,245	67,056	21,953	-	599,561
Inter-segment sales	4,304	8,240	3,826	2,249	1,612	1,916	505	(22,652)	-
Total	145,482	180,460	78,443	92,541	33,857	68,972	22,458	(22,652)	599,561
Results									
Segment results	18,456	49,610	21,478	27,582	13,741	10,413	4,363	-	145,643
Interest income									7,353
Dividend income									3,537
Net realised losses on other investments									(10,132)
Net unrealised losses on other investments									(14,439)
Provision for impairment losses on properties under development									(6,000)
Provision for impairment losses on long-term investments									(67)
Unallocated corporate expenses									(5,097)
Amortisation of negative goodwill									16,706
(Deficit)/surplus on valuation of hotel and investment properties	-	(8,022)	-	(2,191)	-	-	894	-	(9,319)
Operating profit									128,185
Finance costs									(64,886)
Share of results of associated companies	-	40,600	-	2,094	-	472	(8,069)	-	35,097
Taxation									(27,040)
Minority interests									(12,563)
Profit attributable to shareholders									58,793

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments (Cont'd)

	The People's Republic of China								
	Hong Kong 2001 *US$'000*	Mainland China 2001 *US$'000*	Philippines 2001 *US$'000*	Singapore 2001 *US$'000*	Thailand 2001 *US$'000*	Malaysia 2001 *US$'000*	Other 2001 *US$'000*	Elimination 2001 *US$'000*	Group 2001 *US$'000*
Segment assets	752,532	1,045,279	553,659	585,524	143,165	373,066	127,514	(5,296)	3,575,443
Investments in associated companies	-	850,530	-	53,981	-	13,281	23,879	-	941,671
Unallocated assets									271,400
Negative goodwill									(223,188)
Total assets									4,565,326
Segment liabilities	(31,429)	(33,507)	(12,615)	(19,434)	(6,471)	(14,945)	(9,942)	5,296	(123,047)
Unallocated liabilities									(1,237,437)
Total liabilities									(1,360,484)
Capital expenditure	8,006	29,519	15,119	14,987	4,282	8,124	4,960	-	84,997
Depreciation	(7,279)	(21,296)	(3,150)	(8,665)	(2,768)	(4,648)	(1,965)	-	(49,771)
Amortisation of negative goodwill									16,706
Provision for impairment losses	-	(6,000)	-	-	(67)	-	-	-	(6,067)

Notes to the Accounts

For the year ended 31 December 2001

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments (Cont'd)

	The People's Republic of China Hong Kong 2000 US$'000	Mainland China 2000 US$'000	Philippines 2000 US$'000	Singapore 2000 US$'000	Thailand 2000 US$'000	Malaysia 2000 US$'000	Other 2000 US$'000	Elimination 2000 US$'000	Group 2000 US$'000
Turnover									
External sales	161,699	178,719	102,192	101,526	38,719	80,479	20,346	-	683,680
Inter-segment sales	5,042	7,604	5,011	2,650	1,803	2,181	416	(24,707)	-
Total	166,741	186,323	107,203	104,176	40,522	82,660	20,762	(24,707)	683,680
Results									
Segment results	33,666	45,450	37,567	27,910	17,486	20,264	3,966	-	186,309
Interest income									7,721
Dividend income									4,532
Net realised gains on other investments									585
Net unrealised losses on other investments									(18,277)
Provision for impairment losses on long-term investments									(230)
Unallocated corporate expenses									(2,192)
Amortisation of negative goodwill									14,742
Deficit on valuation of hotel and investment properties	-	(1,232)	-	-	-	-	-	-	(1,232)
Operating profit									191,958
Finance costs									(85,855)
Share of results of associated companies	-	38,025	-	1,680	-	247	607	-	40,559
Taxation									(35,769)
Minority interests									(19,116)
Profit attributable to shareholders (as restated)									91,777

Notes to the Accounts

For the year ended 31 December 2001

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments (Cont'd)

	The People's Republic of China Hong Kong 2000 US$'000	Mainland China 2000 US$'000	Philippines 2000 US$'000	Singapore 2000 US$'000	Thailand 2000 US$'000	Malaysia 2000 US$'000	Other 2000 US$'000	Elimination 2000 US$'000	Group 2000 US$'000
Segment assets	783,069	1,063,701	590,850	685,556	145,925	363,023	132,580	(6,006)	3,758,698
Investments in associated companies	-	828,191	-	56,663	-	12,200	33,772	-	930,826
Unallocated assets									329,638
Negative goodwill									(210,425)
Total assets									4,808,737
Segment liabilities	(28,939)	(38,296)	(15,673)	(21,771)	(7,143)	(17,589)	(7,609)	6,006	(131,014)
Unallocated liabilities									(1,320,451)
Total liabilities									(1,451,465)
Capital expenditure	3,669	17,268	11,917	17,376	2,717	5,300	3,800	-	62,047
Depreciation	(10,555)	(24,788)	(4,228)	(10,590)	(3,274)	(4,880)	(1,984)	-	(60,299)
Amortisation of negative goodwill									14,742
Provision for impairment losses	-	-	-	-	(230)	-	-	-	(230)

Notes to the Accounts

For the year ended 31 December 2001

2 **TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)**

Secondary reporting format – business segments

	Turnover 2001 *US$'000*	Segment results 2001 *US$'000*	Total assets 2001 *US$'000*	Capital expenditure 2001 *US$'000*
Hotel operation	574,548	131,802	3,251,723	61,286
Hotel management	31,460	7,668	16,929	324
Property rentals	16,205	6,173	312,087	809
Elimination	(22,652)	–	(5,296)	–
	599,561	145,643	3,575,443	62,419
Investments in associated companies			941,671	–
Unallocated assets			271,400	22,578
Negative goodwill			(223,188)	–
Total			4,565,326	84,997

	Turnover 2000 *US$'000*	Segment results 2000 *US$'000*	Total assets 2000 *US$'000*	Capital expenditure 2000 *US$'000*
Hotel operation	655,915	165,201	3,398,362	58,541
Hotel management	34,637	13,535	17,218	750
Property rentals	17,835	7,573	349,124	1,347
Elimination	(24,707)	–	(6,006)	–
	683,680	186,309	3,758,698	60,638
Investments in associated companies			930,826	–
Unallocated assets			329,638	1,409
Negative goodwill			(210,425)	–
Total			4,808,737	62,047

3 OPERATING PROFIT BEFORE FINANCE COSTS

	Group	
		Restated
	2001	2000
	US$'000	*US$'000*
Operating profit before finance costs is stated after crediting and charging:		
Crediting		
Amortisation of negative goodwill	**16,706**	14,742
Net realised gain on other investments	**–**	585
Charging		
Pre-operating expenses	**–**	1,392
Depreciation of fixed assets (net of amount capitalised of US$34,000 (2000: US$37,000))	**49,737**	60,262
Cost of inventories sold or consumed in operation	**72,038**	86,606
Auditors' remuneration	**509**	665
Deficit on valuation of hotel and investment properties	**9,319**	1,232
Operating lease rental in respect of land and buildings	**10,167**	10,673
Staff costs	**164,819**	165,447
Net realised losses on other investments	**10,132**	–
Net unrealised losses on other investments	**14,439**	18,277
Provision for impairment losses on long-term investments	**67**	230
Provision for impairment losses on properties under development	**6,000**	–
Loss on disposals of fixed assets	**2,748**	1,144
Discarding of fixed assets due to properties renovations	**1,056**	4,234

Notes to the Accounts

For the year ended 31 December 2001

4 FINANCE COSTS

	Group	
	2001	2000
	US$'000	*US$'000*
Exchange differences	**716**	1,187
Interest on bank loans and overdrafts	**63,418**	72,236
Interest on other borrowings wholly repayable within five years	**16**	-
Interest on loans from minority interests with no fixed repayment term	**736**	417
Finance and interest costs on convertible bonds		
Finance costs	**-**	5,450
Interest costs	**-**	6,565
Total finance and interest costs on convertible bonds	**-**	12,015
Total charged to the profit and loss account	**64,886**	85,855

The Group has not capitalised any finance costs during the year (2000: nil).

5 SHARE OF RESULTS OF ASSOCIATED COMPANIES

	Group	
	2001	2000
	US$'000	*US$'000*
Share of results of associated companies is stated after charging/(crediting):		
Provision for/(reversal of) deficit on valuation of hotel and investment properties	**9,355**	(2,021)

6 **TAXATION**

	Group	
	2001	2000
	US$'000	*US$'000*
Hong Kong profits tax		
- Provision for the year	**5,983**	8,737
- Deferred *(note 28(c))*	**(261)**	(492)
Taxation outside Hong Kong		
- Provision for the year	**11,343**	20,711
- Deferred *(note 28(c))*	**2,647**	(1,439)
Share of taxation attributable to associated companies	**7,328**	8,252
	27,040	35,769

(a) Hong Kong profits tax is provided at the rate of 16% (2000: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax is provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

7 **PROFIT ATTRIBUTABLE TO SHAREHOLDERS**

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of US$73,305,000 (2000: restated of US$24,962,000).

8 **DIVIDENDS**

	Group	
	2001	2000
	US$'000	*US$'000*
Interim - HK7 cents (2000: HK7 cents) per ordinary share	**20,140**	19,886
Proposed final - HK8 cents (2000: HK8 cents) per ordinary share	**22,325**	23,038
	42,465	42,924

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31 December 1999 and 2000 were US$22,727,000 and US$23,038,000, respectively. Under the Group's new accounting policy as described in Note 1(q), these have been written back against opening reserves as at 1 January 2000 and 2001 in Note 24 and are now charged in the period in which they were proposed.

(b) At a meeting held on 22 March 2002 the directors recommended a final dividend of HK8 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2002.

Notes to the Accounts

For the year ended 31 December 2001

9 EARNINGS PER SHARE

(a) Basic earnings per share of US2.63 cents (2000: restated of US4.14 cents) is calculated based on profit attributable to shareholders of US$58,793,000 (2000: restated of US$91,777,000) and the weighted average number of 2,236,166,337 shares (2000: 2,215,575,134 shares) in issue during the year.

(b) Diluted earnings per share is same as the basic earnings per share as there is no dilution effect arising from the share options (note 22) granted by the Company.

10 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS

(a) Directors

The aggregate amounts of the Directors' emoluments pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
As directors	**179**	208
For management		
– basic salaries, housing allowances, other allowances and other benefits in kind	**3,497**	3,299
Discretionary bonus	**518**	1,057
Directors' pensions	**124**	105
	4,318	4,669

Apart from the aforesaid, during the years ended 31 December 2001 and 2000, no other emoluments have been paid.

The number of Directors whose emoluments fell within the following bands is:

	Number of directors			
	Executive		Non-executive	
	2001	2000	**2001**	2000
HK$ nil – HK$1,000,000	**–**	–	**6**	7
HK$1,500,000 – HK$2,000,000	**–**	1	**1**	–
HK$2,000,001 – HK$2,500,000	**–**	–	**–**	1
HK$2,500,001 – HK$3,000,000	**1**	–	**–**	–
HK$3,000,001 – HK$3,500,000	**2**	1	**–**	–
HK$3,500,001 – HK$4,000,000	**–**	2	**–**	–
HK$4,000,001 – HK$4,500,000	**1**	1	**–**	–
HK$4,500,001 – HK$5,000,000	**1**	1	**–**	–
HK$5,000,001 – HK$5,500,000	**1**	–	**–**	–
HK$5,500,001 – HK$6,000,000	**–**	2	**–**	–
HK$7,000,001 – HK$7,500,000	**1**	–	**–**	–

Total emoluments payable to the independent non-executive Directors amounted to US$69,752 (2000: US$111,111).

No Directors have waived emoluments for the years ended 31 December 2001 and 2000.

10 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS (CONT'D)

(b) Highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2000: four) Directors whose emoluments have been reflected in the analysis presented above. The total emoluments payable to the five highest paid individuals during the year are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
For management		
- basic salaries, housing allowances, other allowances and other benefits in kind	**2,804**	2,332
Discretionary bonus	**348**	810
Pensions	**113**	37
	3,265	3,179

The emoluments of the individual who is not a Director fell within the following bands:

	Number of individuals	
	2001	2000
HK$3,500,001 - HK$4,000,000	**1**	-
HK$4,000,001 - HK$4,500,000	**-**	1

11 PENSION SCHEME ARRANGEMENTS

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

(a) The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the People's Republic of China ("PRC"), Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of the schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of the employees' monthly gross earnings with a ceiling of HK$1,000 (equivalent to US$128) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2001 were not material.

Notes to the Accounts

For the year ended 31 December 2001

11 PENSION SCHEME ARRANGEMENTS (CONT'D)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in the PRC, Singapore and Malaysia. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions for each employee for the Group's subsidiaries in Singapore are fixed at S$960 (equivalent to US$520) per month for monthly salaries and bonus payment by Singapore government, increased from year 2000's S$600 (equivalent to US$346). The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 11% of their gross salaries and bonus, if applicable, to such fund respectively.

(b) The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employee's final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary, at 1 September 2001 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 10% per annum and salaries will increase by 6% per annum. According to this report, the market value of the plan assets and actuarial accrued liabilities amounted to Peso 123,608,000 (equivalent to US$2,388,000) and Peso 81,138,000 (equivalent to US$1,567,000) and recommended that the three hotels temporarily suspend making contributions to the plan until such time that another actuarial valuation is done which must be undertaken within the next three years.

(c) Total pension cost charged to the profit and loss account for the year under all pension schemes was US$10,661,000 (2000: US$5,331,000).

12 FIXED ASSETS

	Group							
	Hotel properties *US$'000*	Investment properties *US$'000*	*Other* land and buildings *US$'000*	Properties under development *US$'000*	*Furniture,* fixtures and equipment *US$'000*	Motor vehicles *US$'000*	Plant and machinery *US$'000*	Total *US$'000*
Cost or valuation								
At 1 January 2001	2,935,519	315,896	61,845	173,531	408,530	13,098	69,402	3,977,821
Exchange difference	(29,057)	(11,476)	(447)	(813)	(5,323)	(79)	(1,576)	(48,771)
Additions	15,032	528	1,009	47,528	17,205	1,017	2,678	84,997
Transfer	10,463	(143)	(558)	(7,153)	(3,761)	(66)	1,218	-
Deficit on revaluation	(49,348)	(8,979)	-	-	-	-	-	(58,327)
Provision for impairment losses	-	-	-	(6,000)	-	-	-	(6,000)
Disposals	(2,178)	-	(149)	(2,069)	(10,451)	(602)	(265)	(15,714)
At 31 December 2001	**2,880,431**	**295,826**	**61,700**	**205,024**	**406,200**	**13,368**	**71,457**	**3,934,006**
At cost	137,058	-	61,700	205,024	406,200	13,368	71,457	894,807
At valuation	2,743,373	295,826	-	-	-	-	-	3,039,199
	2,880,431	295,826	61,700	205,024	406,200	13,368	71,457	3,934,006
Accumulated depreciation								
At 1 January 2001	-	-	5,321	-	265,242	8,905	41,320	320,788
Exchange difference	-	-	(87)	-	(2,957)	(62)	(1,150)	(4,256)
Charge for the year	-	-	986	-	39,388	1,247	8,150	49,771
Transfer	-	-	-	-	(1,015)	(6)	1,021	-
Disposals	-	-	(126)	-	(9,238)	(571)	(231)	(10,166)
At 31 December 2001	**-**	**-**	**6,094**	**-**	**291,420**	**9,513**	**49,110**	**356,137**
Net book value								
At 31 December 2001	**2,880,431**	**295,826**	**55,606**	**205,024**	**114,780**	**3,855**	**22,347**	**3,577,869**
At 31 December 2000	2,935,519	315,896	56,524	173,531	143,288	4,193	28,082	3,657,033

(a) Hotel and investment properties of the Group are stated at professional valuations, valued on the basis of their market value as a fully operational entity for existing use, except for newly opened hotels which have not completed two full years of operation and are stated at cost.

Notes to the Accounts

For the year ended 31 December 2001

12 FIXED ASSETS (CONT'D)

(b) The net book values of hotel properties, investment properties, other land and buildings and properties under development of the Group comprised:

	Group						
	Hotel properties		Investment properties	Other land and buildings		Properties under development	
		Outside	Outside		Outside	Outside	
	Hong Kong	Hong Kong	Hong Kong	Hong Kong	Hong Kong	Hong Kong	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Freehold							
At cost	-	-	-	-	20,096	18,413	38,509
At valuation	-	606,051	243,903	-	-	-	849,954
Long lease (not less than 50 years)							
At cost	-	-	-	2,502	14,464	5,089	22,055
At valuation	295,713	339,841	-	-	-	-	635,554
Medium lease (less than 50 years but more than 10 years)							
At cost	-	137,058	-	2,675	15,869	181,522	337,124
At valuation	394,168	1,107,600	51,923	-	-	-	1,553,691
Total	**689,881**	**2,190,550**	**295,826**	**5,177**	**50,429**	**205,024**	**3,436,887**

The carrying amount of hotel properties and investment properties that would have been included in the accounts had these assets been carried at cost is US$2,524,541,000 (2000: US$2,549,899,000). No depreciation is provided for the above hotel properties and investment properties which are all held on leases of more than 20 years under the Company's accounting policies.

(c) Details of hotel and investment properties of the Company's subsidiaries are summarised in note 34.

12 FIXED ASSETS (CONT'D)

(d) Details of movements in fixed assets of the Company are as follows:

	Furniture, fixtures and equipment *US$'000*	Motor vehicles *US$'000*	Total *US$'000*
Cost			
At 1 January 2001	756	293	1,049
Additions	9	–	9
At 31 December 2001	**765**	**293**	**1,058**
Accumulated depreciation			
At 1 January 2001	712	254	966
Charge for the year	24	39	63
At 31 December 2001	**736**	**293**	**1,029**
Net book value			
At 31 December 2001	**29**	**–**	**29**
At 31 December 2000	44	39	83

Notes to the Accounts

For the year ended 31 December 2001

13 NEGATIVE GOODWILL

	Group 2001 US$'000	Group Restated 2000 US$'000
(a) Negative goodwill		
Cost		
At 1 January		
- as previously reported	-	-
- effect of adopting SSAP 29 *(Note 1(g))*	161,624	161,624
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	(396,256)	(394,811)
- as restated	(234,632)	(233,187)
Acquired during the year		
- balance for the year/as previously reported *(Note 21(a))*	(29,469)	-
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	-	(1,445)
- balance for the year/as restated	(29,469)	(1,445)
At 31 December	(264,101)	(234,632)
Accumulated amortisation		
At 1 January		
- as previously reported	-	-
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	24,207	9,465
- as restated	24,207	9,465
Amortised during the year		
- balance for the year/as previously reported	16,706	-
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	-	14,742
- balance for the year/as restated	16,706	14,742
At 31 December	40,913	24,207
Net book value at 31 December	(223,188)	(210,425)
(b) Intellectual property rights		
At 1 January and 31 December		
- as previously reported	161,624	161,624
- effect of adopting SSAP 29 *(Note 1(g))*	(161,624)	(161,624)
- as restated	-	-

14 SUBSIDIARIES

	Company	
	2001	2000
	US$'000	*US$'000*
Unlisted shares, at cost	**1,698,366**	1,663,901
Amounts due from subsidiaries	**659,771**	639,093
Amounts due to subsidiaries	**(125,971)**	(37,962)
	2,232,166	2,265,032

(a) Details of principal subsidiaries are set out in note 33(a).

(b) Amounts due from subsidiaries are unsecured, interest free and with no fixed repayment terms except for an amount of US$15,600,000 (2000: US$15,600,000) due from a subsidiary which was interest bearing at HIBOR plus 1% per annum.

(c) Amounts due to subsidiaries as at 31 December 2001 and 2000 are unsecured, interest free and with no fixed repayment terms.

15 ASSOCIATED COMPANIES

	Group	
	2001	2000
	US$'000	*US$'000*
Share of net assets	**734,623**	707,223
Amounts due from associated companies	**207,048**	223,603
	941,671	930,826

Amounts due from associated companies are unsecured, interest free and with no fixed repayment terms except for the total amount of US$86,991,000 due from two associated companies which is interest bearing at LIBOR plus 2% per annum and US$28,832,000 due from an associated company which is interest bearing at 1.25% per annum (2000: only US$30,702,000 due from an associated company is interest bearing at 1.25% per annum). Details of principal associated companies are set out in note 33(b).

Notes to the Accounts

For the year ended 31 December 2001

16 LONG-TERM INVESTMENTS

	Group	
	2001	2000
	US$'000	*US$'000*
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange difference	**(31)**	(19)
– Provision for impairment losses	**(297)**	(230)
	1,588	1,667
Loans	**1,174**	1,251
	2,762	2,918

The loans are unsecured, interest free and with no fixed repayment terms.

17 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2001, the ageing analysis of the trade debtors was as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
0 - 3 months	**25,043**	34,605
4 - 6 months	**750**	1,001
over 6 months	**381**	420
	26,174	36,026

The Group has a defined credit policy. The general credit term is 30 days.

18 OTHER INVESTMENTS

	Group	
	2001	2000
	US$'000	*US$'000*
Equity securities, at market value		
Shares listed in Hong Kong	**33,641**	124,656
Shares listed outside Hong Kong	**19,493**	23,422
	53,134	148,078
Unlisted securities, at market value		
Outside Hong Kong	**1,242**	1,264
Held-to-maturity securities, at cost		
Unquoted outside Hong Kong	**2,004**	-
	56,380	149,342

Equity securities listed in Hong Kong included shares in the Company ("such SA shares") with a carrying value of US$10,319,000 held by Shangri-La Hotel Public Company Limited, Thailand ("SHPCL") (2000: US$86,819,000 held by Shangri-La Hotel Limited, Singapore ("SHL") and SHPCL). Such SA shares, representing approximately 0.6% of the issued share capital of the Company as at 31 December 2001 (2000: 3.6%), were held by SHPCL before the Company acquired the controlling interests in it in late 1999. SHL disposed all its 66,945,522 such SA shares to the Company during the year (note 21). The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. In view of the temporary nature of this holding in such SA shares, they have been classified as other investments in these accounts.

19 ACCOUNTS PAYABLE AND ACCRUALS

At 31 December 2001, the ageing analysis of the trade creditors was as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Accounts payable in the next:		
0 - 3 months	**18,448**	21,217
4 - 6 months	**488**	1,303
over 6 months	**1,190**	1,705
	20,126	24,225

Notes to the Accounts

For the year ended 31 December 2001

20 BANK LOANS AND OVERDRAFTS AND OTHER BORROWINGS

	Group	
	2001	2000
	US$'000	*US$'000*
Overdrafts – secured	**–**	4,398
Overdrafts – unsecured	**305**	739
Bank loans – secured *(note 32(b))*	**35,747**	40,511
Bank loans – unsecured	**1,073,773**	1,144,458
Other borrowings – unsecured	**16,247**	–
	1,126,072	1,190,106

The above bank loans and overdrafts are repayable as follows:

	Bank loans and overdrafts		Other borrowings	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Within one year	**619,796**	128,063	**–**	–
In the second year	**5,137**	581,665	**–**	–
In the third to fifth years inclusive	**483,090**	477,338	**16,247**	–
After five years	**1,802**	3,040	**–**	–
	490,029	1,062,043	**16,247**	–
	1,109,825	1,190,106	**16,247**	–

Other borrowings represented S$30,000,000 unsecured Floating Rate Notes (the "Notes") due in 2004 issued by SHL on 13 December 2001 at an all inclusive cost of 1.7886% per annum for the first six months. The interest rate will be re-fixed at every 6 monthly interval, based on an agreed formula set out in the issuing documents. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at the face value of S$30,000,000 on the maturity date.

Notes to the Accounts

For the year ended 31 December 2001

21 SHARE CAPITAL

	2001		2000	
	No. of shares *('000)*	***US$'000***	No. of shares *('000)*	*US$'000*
Authorised – Ordinary shares of HK$1 each				
At 1 January and 31 December	**5,000,000**	**646,496**	5,000,000	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January	**2,214,014**	**286,270**	2,216,738	286,622
Issue of shares for acquisition of additional interests in SHL *(note (a))*	**32,350**	**4,148**	–	–
Repurchase of shares *(note (b))*	**(69,704)**	**(9,012)**	(2,724)	(352)
At 31 December	**2,176,660**	**281,406**	2,214,014	286,270

(a) As at the close of the delisting exit offer to the remaining shareholders of SHL on 22 February 2001, the Company acquired a further 9.61% of the share capital of SHL from independent shareholders and thus increased its interest in SHL to 99.11%. The total consideration was US$34,674,000 including the issuance of 32,349,764 new ordinary shares of par value of HK$1 each at HK$8.31 per share on 27 February 2001 by the Company and cash payment of associated acquisition costs of US$209,000. The issued new shares rank pari passu with the existing shares. The fair value of the net identifiable assets relating to the 9.61% share of SHL at the date of acquisition was US$64,143,000. The resulting negative goodwill of US$29,469,000 (Note 13) is being amortised on a straight line basis over 15 years.

(b) During the year, the Company repurchased a total of 2,758,000 (2000: 2,724,000) fully paid shares on The Stock Exchange of Hong Kong Limited ("HKSE"), all of which have been duly cancelled, as follows:

Month of purchase	**No. of shares repurchased**	**Total consideration**	**Purchase price per share Highest**	**Lowest**
		US$	*HK$*	*HK$*
January	196,000	185,227	7.50	7.20
May	200,000	186,724	7.30	7.20
June	1,478,000	1,240,588	7.05	5.85
September	588,000	329,066	5.00	3.875
December	296,000	221,581	6.10	5.70
	2,758,000	2,163,186		

The Company also repurchased 66,945,522 fully paid shares which were previously held indirectly by SHL. These shares were repurchased from SHL through private arrangement at a price of HK$6.85 per share on 11 December 2001 and all these shares have been duly cancelled on the same date.

Notes to the Accounts

For the year ended 31 December 2001

22 SHARE OPTIONS

Under an executive share option scheme approved on 16 December 1997 by the shareholders of the Company (the "Option Scheme"), the Directors of the Company may, at their discretion, grant to executive Directors and key employees of the Group options to subscribe for shares in the Company subject to terms and conditions stipulated therein.

The movements in share options granted pursuant to the Option Scheme during the year were as follows:

	Number of option shares granted on			
	1 May 1998 *(Note a)*	15 January 2000 *(Note b)*	6 April 2000 *(Note c)*	**15 January 2001** *(Note d)*
Balance at 1 January 2001	13,590,000	9,120,000	400,000	–
Granted during the year	–	–	–	**5,340,000**
Lapsed during the year	480,000	760,000	400,000	**440,000**
Balance at 31 December 2001	**13,110,000**	**8,360,000**	**–**	**4,900,000**
Exercise price per share (HK$)	8.00	8.55	8.55	**7.94**

(a) The share options are exercisable based on an approved vesting scale from 1 May 1999 to 30 April 2008.

(b) The share options are exercisable based on an approved vesting scale from 15 January 2001 to 14 January 2010.

(c) The share options are exercisable based on an approved vesting scale from 6 April 2001 to 5 April 2010.

(d) The share options are exercisable based on an approved vesting scale from 15 January 2002 to 14 January 2011.

Notes to the Accounts

For the year ended 31 December 2001

23 RESERVES

	Share premium	Capital redemption reserve	Hotel properties revaluation reserve	Investment properties revaluation reserve	Share of revaluation reserves in associated companies: Hotel properties	Share of revaluation reserves in associated companies: Investment properties	Exchange fluctuation reserve	Capital reserve	Other reserve	Contributed surplus	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Group											
At 1 January 2001											
- as previously reported	583,181	1,429	613,556	-	98,158	175,646	(153,654)	997,746	459	359,424	2,675,945
- effect of adopting SSAP 30 *(Note 1(g))*	-	-	-	-	-	-	-	(396,256)	-	-	(396,256)
- as restated	583,181	1,429	613,556	-	98,158	175,646	(153,654)	601,490	459	359,424	2,279,689
(Deficit)/surplus on valuation	-	-	(49,609)	-	(2,361)	6,551	-	-	-	-	(45,419)
Arising from issue of shares	-	-	-	-	-	-	-	-	-	30,317	30,317
Arising from repurchase of shares	(52,456)	9,012	-	-	-	-	-	-	-	-	(43,444)
Other movements	-	-	-	-	-	-	(28,465)	-	98	-	(28,367)
At 31 December 2001	**530,725**	**10,441**	**563,947**	**-**	**95,797**	**182,197**	**(182,119)**	**601,490**	**557**	**389,741**	**2,192,776**
Company											
At 1 January 2001	583,181	1,429	-	-	-	-	-	-	-	1,493,914	2,078,524
Arising from issue of shares	-	-	-	-	-	-	-	-	-	30,317	30,317
Arising from repurchase of shares	(52,456)	9,012	-	-	-	-	-	-	-	-	(43,444)
At 31 December 2001	**530,725**	**10,441**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,524,231**	**2,065,397**
Group											
At 1 January 2000											
- as previously reported	585,508	1,077	423,568	8,731	75,468	122,923	(91,027)	996,469	459	359,424	2,482,600
- effect of adopting SSAP 30 *(Note 1(g))*	-	-	-	-	-	-	-	(394,811)	-	-	(394,811)
- as restated	585,508	1,077	423,568	8,731	75,468	122,923	(91,027)	601,658	459	359,424	2,087,789
Surplus/(deficit) on valuation	-	-	189,988	(8,731)	22,690	52,723	-	(168)	-	-	256,502
Arising from repurchase of shares	(2,327)	352	-	-	-	-	-	-	-	-	(1,975)
Other movements											
- as previously reported	-	-	-	-	-	-	(62,627)	1,445	-	-	(61,182)
- effect of adopting SSAP 30 *(Note 1(g))*	-	-	-	-	-	-	-	(1,445)	-	-	(1,445)
- as restated	-	-	-	-	-	-	(62,627)	-	-	-	(62,627)
At 31 December 2000	583,181	1,429	613,556	-	98,158	175,646	(153,654)	601,490	459	359,424	2,279,689
Company											
At 1 January 2000	585,508	1,077	-	-	-	-	-	-	-	1,493,914	2,080,499
Arising from repurchase of shares	(2,327)	352	-	-	-	-	-	-	-	-	(1,975)
At 31 December 2000	583,181	1,429	-	-	-	-	-	-	-	1,493,914	2,078,524

Notes to the Accounts

For the year ended 31 December 2001

23 **RESERVES (CONT'D)**

(a) The revaluation reserves of hotel and investment properties are not available for distribution other than in a dissolution.

(b) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve. This reserve is not available for dividend distribution.

(c) The contributed surplus of the Company arises when the Company issues shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, wherever appropriate.

24 **RETAINED PROFITS**

	Group		Company	
	2001 *US$'000*	2000 *US$'000*	**2001** *US$'000*	2000 *US$'000*
At 1 January				
- as previously reported	**352,805**	319,046	**30,107**	57,190
- effect of adopting SSAP 9 (revised) *(Notes 1(q) and 25)*	**23,038**	22,727	**(17,232)**	(26,312)
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**24,207**	9,465	**-**	-
- as restated	**400,050**	351,238	**12,875**	30,878
Profit attributable to shareholders for the year				
- balance for the year/ as previously reported	**58,793**	77,035	**73,305**	16,193
- effect of adopting SSAP 9 (revised) (Notes *1(q) and 25)*	**-**	-	**-**	8,769
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**-**	14,742	**-**	-
- balance for the year/as restated	**58,793**	91,777	**73,305**	24,962
2000/1999 Final dividend paid *(Note 8)*	**(23,038)**	(22,727)	**(23,038)**	(22,727)
2001/2000 Interim dividend paid *(Note 8)*	**(20,140)**	(19,886)	**(20,140)**	(19,886)
Transfer to capital redemption reserve	**(9,012)**	(352)	**(9,012)**	(352)
Transfer to other reserve	**(98)**	-	**-**	-
At 31 December	**406,555**	400,050	**33,990**	12,875

24 **RETAINED PROFITS (CONT'D)**

	Group		Company	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Representing:				
2001/2000 Final dividend proposed	**22,325**	23,038	**22,325**	23,038
Retained profits	**384,230**	377,012	**11,665**	(10,163)
At 31 December	**406,555**	400,050	**33,990**	12,875
Company and subsidiaries				
- balance at 31 December/ as previously reported	**187,789**	158,636	**33,990**	30,107
- effect of adopting SSAP 9 (revised)	**-**	23,038	**-**	(17,232)
- effect of adopting SSAP 30	**-**	24,207	**-**	-
- balance at 31 December/ as restated	**187,789**	205,881	**33,990**	12,875
Associated companies	**218,766**	194,169	**-**	-
	406,555	400,050	**33,990**	12,875

(a) Included in the retained profits of subsidiaries and associated companies are statutory funds of approximately US$147,000 and US$15,561,000 respectively (2000: US$86,000 and US$13,334,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

(b) The repatriation of retained earnings of subsidiaries operating in the Philippines, Fiji and Thailand is subject to withholding tax of 15%, 15% and 10% respectively. The amount of retained earnings attributable to the Group was US$121,296,000 (2000: US$107,216,000), US$11,578,000 (2000: US$9,563,000) and US$13,050,000 (2000: restated of US$16,704,000) respectively for subsidiaries operating in the Philippines, Fiji and Thailand as at 31 December 2001.

The Group provides for withholding tax only upon repatriation of dividends from these subsidiaries as it is its policy to use a significant portion of the earnings in the respective countries to finance the local business needs of the respective subsidiaries for refurbishment, expansion, working capital and repayment of loans and because the tax is only due upon eventual remittances.

Notes to the Accounts

For the year ended 31 December 2001

25 CHANGE IN ACCOUNTING POLICIES

The effects of the change in accounting policies regarding goodwill/negative goodwill and dividends as explained in notes 1(g) and 1(q) are:

	Group US$'000	Company US$'000
(a) Effect on retained profits as at 31 December 2000		
(i) Increase/(decrease) in retained profits as at 1 January 2000		
– Reversal of provision for the Company's 1999 final dividend declared after 31 December 1999 on adoption of SSAP 9 (revised)	22,727	22,727
– Reversal of proposed dividends from subsidiaries declared after 31 December 1999 on adoption of SSAP 9 (revised)	–	(49,039)
– Credit of accumulated amortisation of negative goodwill for prior years on adoption of SSAP 30	9,465	–
	32,192	(26,312)
(ii) Increase/(decrease) in profit retained for the year ended 31 December 2000		
– Payment of the Company's 1999 final dividend declared after 31 December 1999 on adoption of SSAP 9 (revised)	(22,727)	(22,727)
– Reversal of provision for the Company's 2000 final dividend declared after 31 December 2000 on adoption of SSAP 9 (revised)	23,038	23,038
– Credit of dividends from subsidiaries declared after 31 December 1999 on adoption of SSAP 9 (revised)	–	49,039
– Reversal of proposed dividends from subsidiaries declared after 31 December 2000 on adoption of SSAP 9 (revised)	–	(40,270)
– Credit of amortisation of negative goodwill for the year on adoption of SSAP 30	14,742	–
	15,053	9,080
Net increase/(decrease) in retained profits as at 31 December 2000	47,245	(17,232)

25 **CHANGE IN ACCOUNTING POLICIES (CONT'D)**

	Group US$'000	Company US$'000
(b) Effect on capital reserve on consolidation as at 31 December 2000		
(i) Decrease in capital reserve on consolidation arising from acquisition of subsidiaries and associated companies in prior years as at 1 January 2000 on adoption of SSAP 30	(394,811)	–
(ii) Decrease in capital reserve on consolidation arising from acquisition of additional interest in a subsidiary during the year ended 31 December 2000 on adoption of SSAP 30	(1,445)	–
Net decrease in capital reserve as at 31 December 2000	(396,256)	–

26 **DISTRIBUTABLE RESERVES**

As at 31 December 2001, the Group's distributable reserves comprised:

	2001 ***US$'000***	Restated 2000 *US$'000*
The Company		
Distributable retained profits	**33,990**	12,875
Contributed surplus	**1,524,231**	1,493,914
	1,558,221	1,506,789
Subsidiaries *(notes (a) and (b))*		
Distributable retained profits	**323,640**	358,238
Associated companies *(notes (a) and (b))*		
Distributable retained profits	**236,063**	210,878

(a) The distributable profits of subsidiaries and associated companies are the corresponding share of profits which are distributable as shown in the statutory accounts of those companies.

(b) There are differences between the profits included in the Group accounts of certain subsidiaries and associated companies, and those in their statutory accounts, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

Notes to the Accounts

For the year ended 31 December 2001

27 MINORITY INTERESTS AND LOANS

	Group	
	2001	2000
	US$'000	*US$'000*
Share of equity		
- balance for the year/as previously reported	**324,105**	381,442
- effect of adopting SSAP 9 (revised) *(note (a))*	**-**	9,821
- as restated	**324,105**	391,263
Loans from minority shareholders *(note (b))*	**88,762**	90,705
	412,867	481,968

(a) As a result of the adoption of the SSAP 9 (revised) which has been applied retrospectively, the share of the minority interests on the dividends declared by the non-wholly owned subsidiaries after 31 December 2000 of US$9,821,000 previously included under the balance "Due to minority shareholders" as disclosed under current liabilities as at 31 December 2000 have been reclassified to this account.

(b) The loans are unsecured, interest free and are subordinated to bank loans of the relevant subsidiaries except for a total amount of US$22,473,000 which is interest bearing at various interest rates ranging from 1.25% per annum to 5% per annum (2000: US$18,684,000).

28 DEFERRED TAXATION

(a) An analysis of the full potential deferred taxation liabilities and the provision made in the accounts is as follows:

	Group			
	2001		2000	
	Full potential liabilities	**Provision made**	Full potential liabilities	Provision made
	US$'000	***US$'000***	*US$'000*	*US$'000*
Timing differences in respect of				
- Accelerated depreciation allowances	**19,806**	**11,108**	14,729	10,184
- Others	**(1,037)**	**(1,098)**	(2,192)	(2,171)
	18,769	**10,010**	12,537	8,013

Others are mainly due to unrealised exchange differences on long-term loans and available tax losses.

28 DEFERRED TAXATION (CONT'D)

(b) No provision has been made for deferred taxation liability in respect of the timing differences not expected to reverse in the foreseeable future and the timing differences relating to the surplus arising from the revaluation of properties of subsidiaries and associated companies. The revaluation does not constitute a timing difference for taxation purposes because the management of the Group intends to operate these properties on a long-term basis.

(c) Movements of the provision for deferred tax liabilities of the Group are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
At 1 January	**8,013**	9,575
Transferred from/(to) profit and loss account *(note 6)*	**2,386**	(1,931)
Exchange difference	**(389)**	369
At 31 December	**10,010**	8,013

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow from operating activities

		Restated
	2001	2000
	US$'000	*US$'000*
Profit before taxation	**98,396**	146,662
Share of results of associated companies	**(35,097)**	(40,559)
Deficit on valuation of hotel and investment properties	**9,319**	1,232
Provision for impairment losses on properties under development	**6,000**	-
Gain on repurchases of convertible bonds	**-**	(177)
Depreciation	**49,737**	60,262
Amortisation of negative goodwill	**(16,706)**	(14,742)
Finance and interests costs on convertible bonds	**-**	12,015
Interest on bank loans and overdrafts and other borrowings	**64,170**	72,653
Interest income	**(7,353)**	(7,721)
Dividend received from other investments	**(3,537)**	(4,532)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations	**3,804**	5,378
Net realised and unrealised losses on other investments	**24,571**	17,692
Decrease in inventories	**3,037**	1,676
Decrease/(increase) in accounts receivable, prepayments and deposits	**10,499**	(5,356)
Provision for impairment losses on long-term investments	**67**	230
Decrease in accounts payable and accruals	**(19,645)**	(10,977)
Increase in amounts due to minority shareholders	**101**	-
Increase in amounts due from associated companies	**(1,074)**	-
Increase in amounts due from minority shareholders	**(363)**	(1,136)
Net cash inflow from operating activities	**185,926**	232,600

Notes to the Accounts

For the year ended 31 December 2001

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

(b) Analysis of changes in financing during the year

		2001	
	Note	**Share capital (including premium) *US$'000***	**Bank loans and other borrowings *US$'000***
At 1 January 2001		**869,451**	**1,275,674**
Issue of shares for acquisition of additional interest in a subsidiary	*21(a)*	**4,148**	**-**
Net cash outflow from financing		**(2,163)**	**(51,847)**
Cancellation of own shares	*21(b)*	**(58,792)**	**-**
Exchange difference		**(513)**	**(9,298)**
At 31 December 2001		**812,131**	**1,214,529**

	2000	
	Share capital (including premium) *US$'000*	Bank loans and other borrowings *US$'000*
At 1 January 2000	872,130	1,308,967
Net cash outflow from financing	(2,679)	(65,158)
Gain on repurchase of convertible bonds	-	(177)
Amortisation of finance costs on convertible bonds	-	5,450
Other movements	-	26,592
At 31 December 2000	869,451	1,275,674

(c) Analysis of the balances of cash and cash equivalents

	2001 *US$'000*	2000 *US$'000*
Cash and bank balances	**103,697**	179,809
Bank overdrafts	**(305)**	(5,137)
	103,392	174,672

At 31 December 2001, the Group's cash and bank balances of US$55,550,000 (2000: US$71,534,000) were kept in the PRC, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

30 RELATED PARTY TRANSACTIONS

In addition to those connected transactions disclosed in the Report of the Directors, during the year and in the normal course of business, the Group had received hotel management and related services and royalty fees totalling US$4,148,000 (2000: US$4,980,000) from associated companies of the Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies.

31 COMMITMENTS

As at 31 December 2001, the Group and the Company had the following commitments:

(a) The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	2001	2000
	US$'000	*US$'000*
Contracted but not provided for	**21,390**	43,110
Authorised by Directors but not contracted for	**436,610**	21,001
	458,000	64,111

(b) The Group's commitments in associated companies in respect of property development projects amounting to approximately US$12,229,000 (2000: US$12,497,000).

(c) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

		Restated
	2001	2000
	US$'000	*US$'000*
Not later than one year	**5,629**	6,263
Later than one year and not later than five years	**15,504**	15,917
Later than five years	**86,490**	93,325
	107,623	115,505

(d) The Company had entered into currency swap contracts between Hong Kong dollars and United States dollars for US$300,000,000 for the purpose of hedging against the Company's United States dollars loans. Upon maturity of these contracts in June 2002 and August 2002, the Company will buy US$50,000,000 and US$250,000,000 upon payment of HK$387,910,000 and HK$1,948,915,000, respectively.

A subsidiary had also entered into one month swap contracts between Singapore dollars and United States dollars for S$42,246,000 at average of US$1 to S$1.8353 to hedge against its exposure to inter-group borrowings.

Notes to the Accounts

For the year ended 31 December 2001

31 COMMITMENTS (CONT'D)

(e) The Company had entered into the following HIBOR interest rate swap contracts to reduce its interest rate exposure:

- HK$2,340,000,000 one-year contracts at fixed rates between 2.525% to 2.67% maturing in October or December 2002; and

- HK$2,700,000,000 three-year contracts at fixed rates between 3.735% to 4.03% maturing in November 2004.

(f) A wholly owned subsidiary of SHL entered into a Conditional Shares Sale Agreement (the "Agreement") with Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group, to acquire an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61,420,000 (equivalent to US$16,163,000). A 10% deposit was paid upon signing of the Agreement and the balance of 90% is payable only upon completion of the transaction. Completion of the transaction is conditional upon the receipt of regulatory approvals and waivers which are still pending.

(g) A wholly owned subsidiary of SHL entered into a Sale and Purchase of Shares Agreement for the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") from its minority shareholder, Mr Prajogo Pangestu, for a total cash consideration of S$14,160,000 (equivalent to US$7,669,000). This acquisition has not yet completed up to the date of this report. Mr Pangestu is a connected person of the Company by virture of his being a substantial shareholder and an alternate director of SEN.

(h) SHMB entered into a Conditional Shares Sale Agreement with PPB Group Berhad, a company within the Kuok Group, to acquire a further 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") for a cash consideration of RM28,688,000 (equivalent to US$7,549,000). The acquisition was completed on 25 January 2002. The details of such acquisition are set out in note 35(a).

(i) A wholly owned subsidiary of the Company entered into a joint venture agreement to form the company, Zhongshan Shangri-La Hotel Co., Ltd. ("ZSH"), for the Shangri-La Hotel, Zhongshan development project in the Mainland China. The Group's total capital commitment is US$8,318,000, being 51% of the total registered capital. The details of this capital investment are set out in note 35(b).

32 CONTINGENT LIABILITIES AND CHARGES OVER ASSETS

(a) Contingent liabilities

As at 31 December 2001, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries and associated companies, and which also represented the financial exposure of the Company at the balance sheet date, amounts to US$979,826,000 (2000: US$996,927,000) and US$29,759,000 (2000: US$29,759,000) respectively.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies at the balance sheet date amounts to US$47,382,000 (2000: US$57,680,000).

(b) Charges over assets

As at 31 December 2001, bank loans and banking facilities of two subsidiaries amounting to US$35,047,000 (2000: US$44,909,000) were secured by charges over certain hotel properties and other fixed assets of these two subsidiaries with net book values totalling US$87,346,000 (2000: US$94,072,000) and other assets totalling US$7,166,000 (2000: US$6,812,000). Bank loan of a subsidiary amounting to US$700,000 (2000: Nil) was secured by charges over other investment of this subsidiary with net book values totalling US$6,948,000.

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges as at 31 December 2001.

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	-	Investment holding
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	-	100	Hotel ownership and operation
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	-	80	Hotel ownership and operation
* Shenzhen Shangri-La Hotel Limited	The People's Republic of China	Registered capital US$32,000,000	-	51.30	Hotel ownership and operation
* Beihai Shangri-La Hotel Ltd.	The People's Republic of China	Registered capital US$16,000,000	-	97	Hotel ownership and operation
* Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$47,000,000	-	100	Hotel ownership and operation
* Shenyang Traders Hotel Ltd.	The People's Republic of China	Registered capital US$28,334,000	-	97	Hotel ownership and operation
* Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital RMB167,000,000	-	90	Hotel ownership and operation and real estate operation
* Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$18,334,000	-	100	Hotel ownership and operation and real estate development and operation
* Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$36,666,670	-	90	Hotel ownership and operation

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries: (Cont'd)

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
* Dalian Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$18,666,670	-	100	Real estate development and operation
* Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	Registered capital US$12,000,000	-	100	Hotel ownership and operation
* Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$21,860,000	-	95	Hotel ownership and operation
* Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$6,000,000	-	92	Real estate development and operation
* Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$26,667,000	-	92	Hotel ownership and operation
*# Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	Registered capital HK$180,000,000	-	95	Real estate development
*# Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	Registered capital US$76,000,000	-	99	Real estate development and operation
*# Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$11,707,000	-	90	Real estate development and operation
* Makati Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 921,948,400	-	100	Hotel ownership and operation
* Edsa Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 792,128,700	-	100	Hotel ownership and operation
* Mactan Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	-	100	Hotel ownership and operation

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries: (Cont'd)

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
* Fiji Mocambo Limited	Fiji	Ordinary F$751,459	-	71.64	Hotel ownership and operation
* Yanuca Island Limited	Fiji	Ordinary F$1,262,196	-	71.64	Hotel ownership and operation
* Shangri-La Hotel Limited	Singapore	Ordinary S$166,140,447	-	99.11	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments
* Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	-	59.47	Hotel ownership and operation
* Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	-	55.12	Investment holding and hotel ownership and operation
* Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	-	55.12	Hotel ownership and operation
* Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	55.12	Hotel ownership and operation
* Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	33.07	Hotel ownership and operation
* Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	-	52.34	Hotel and golf club ownership and operation
* UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	-	55.12	Property investment and office management
* UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	-	55.12	Investment holding and property investment

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries: (Cont'd)

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
* Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	56.14	Hotel ownership and operation
* Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	–	73.61	Hotel and office ownership and operation
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary DFL40,000	–	100	Licensing use of intellectual property rights

* Subsidiaries not audited by PricewaterhouseCoopers, Hong Kong.

Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(b) At 31 December 2001, the Group held interests in the following principal associated companies:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	49	Hotel ownership and operation
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment
PT Swadharma Kerry Satya	Jakarta, Indonesia	25	Hotel ownership and operation
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation
Shanghai Xin Ci Hou Properties Co., Ltd	The People's Republic of China	24.75	Real estate development and operation
Cuscaden Properties Pte Ltd	Singapore	40.48	Hotel ownership and operation and property investment
Johdaya Karya Sdn Bhd	Malaysia	36.36	Property investment

All associated companies except Seacliff Limited were not audited by PricewaterhouseCoopers, Hong Kong.

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(c) The above tables list out the subsidiaries and associated companies of the Company as at 31 December 2001 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associated companies would, in the opinion of the Directors, result in particulars of excessive length.

(d) Details of a material associated company, China World Trade Center Ltd., as at 31 December 2001 pursuant to SSAP 10 "Accounting for investments in associates", after making appropriate adjustments to conform with the group accounting policies, are as follows:

(i) *Summarised profit and loss account*

	Year ended 31 December	
	2001	2000
	US$'000	*US$'000*
Turnover	**147,449**	128,718
Profit before taxation	**72,733**	62,263
Taxation	**(11,658)**	(14,351)
Profit after taxation	**61,075**	47,912
Minority interests	**(6,788)**	(6,818)
Profit attributable to shareholders	**54,287**	41,094
Depreciation and amortisation	**1,850**	2,960
Profit after taxation attributable to the group	**27,144**	20,547

(ii) *Summarised assets and liabilities*

	As at 31 December	
	2001	2000
	US$'000	*US$'000*
Fixed assets	**1,305,009**	1,275,607
Deferred tax assets	**6,472**	33,099
Current assets	**116,261**	138,803
Current liabilities	**(265,278)**	(142,805)
Net current liabilities	**(149,017)**	(4,002)
Long-term liabilities	**–**	(184,045)
Net assets and minority interests	**1,162,464**	1,120,659

Notes to the Accounts

For the year ended 31 December 2001

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Long lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen Shenzhen East Side, Railway Station, Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 9 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Long lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Dalian Century Tower Apartments 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (Cont'd)

Address	Existing use	Lease term
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Island Resort, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Island Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Fiji Mocambo, Nadi Namaka Hill, Nadi, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold

Notes to the Accounts

For the year ended 31 December 2001

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (Cont'd)

Address	Existing use	Lease term
Shangri-La Residences, Singapore No.1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
Shangri-La's Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur UBN Complex, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Shangri-La's Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort Dalit Bay Golf & Country Club, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (Cont'd)

Address	Existing use	Lease term
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation and office rental	Freehold

(b) Details of hotel and investment properties of the operating associated companies are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Short lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	Hotel operation	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease

34 **HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)**

(b) Details of hotel and investment properties of the operating associated companies are as follows: (Cont'd)

Address	Existing use	Lease term
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Commercial rental	Freehold
Part of City Square, Johor Bahru Johor, Malaysia	Commercial rental	Long lease

35 **SUBSEQUENT EVENTS**

(a) SHMB entered into a Conditional Shares Sale Agreement with PPB Group Berhad to acquire 33,750,000 ordinary shares of RM1 each representing 25% equity interest in PDBR for a cash consideration of RM28,688,000 (equivalent to US$7,549,000).

The acquisition was completed on 25 January 2002. As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 66.34% considering that SHL, which holds 25% equity interest in PDBR, is now a wholly owned subsidiary of the Company (note (d)).

(b) Subsequent to the year end, on 11 March 2002, a wholly owned subsidiary of the Company has invested US$8,318,000 into ZSH after obtaining the requisite local government approval and business licence. The invested amount represented 51% of the total registered capital of ZSH.

35 SUBSEQUENT EVENTS (CONT'D)

(c) Subsequent to the year end, the Group has entered into the following agreements for new bank loan facilities totalling HK$4,100,000,000 to refinance its borrowings due in 2002 and to meet the requirement of its capital commitment:

- a five-year HK$500,000,000 unsecured bank loan facility on 11 February 2002.
- five-year HK$300,000,000 and seven-year HK$300,000,000 unsecured bank loan facilities on 19 February 2002.
- a five-year HK$3,000,000,000 unsecured loan agreement with a consortium of banks on 15 March 2002.

These loans are at variable rates of interest at spreads over HIBOR.

(d) On 4 March 2002, the High Court of Singapore confirmed the Proposed Capital Scheme approved at the extraordinary general meeting of SHL held on 2 February 2002 to reduce the issued and paid up capital of SHL by cancelling 1,476,887 issued and fully paid ordinary shares of S$1 each, being 0.89% equity interest, in the capital of SHL held by all the minority shareholders. Upon filing of the order of the High Court with the Registry of Companies of Singapore on 5 March 2002, SHL becomes a wholly owned subsidiary of the Company. The total consideration payable by SHL to the minority shareholders for all the cancelled shares is S$5,583,000 (equivalent to US$3,064,000).

36 APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 22 March 2002.

Five Year Summary

The financial summary of the Group for the last five years are as follows:

	2001 US$'000	Restated 2000 US$'000	Restated 1999 US$'000	Restated 1998 US$'000	Restated 1997 US$'000
Profit and loss account					
Year ended 31 December					
Turnover	**599,561**	683,680	485,756	379,253	420,485
Operating profit					
Company and its subsidiaries	**63,299**	106,103	62,641	32,770	50,809
Share of results of associated companies	**35,097**	40,559	62,865	43,112	68,027
Profit before taxation	**98,396**	146,662	125,506	75,882	118,836
Taxation	**(27,040)**	(35,769)	(32,143)	(26,627)	(34,341)
Profit after taxation	**71,356**	110,893	93,363	49,255	84,495
Minority interests	**(12,563)**	(19,116)	(11,867)	(5,756)	(7,625)
Profit attributable to shareholders	**58,793**	91,777	81,496	43,499	76,870
Balance sheet as 31 December					
Fixed assets	**3,577,869**	3,657,033	3,562,766	2,352,955	2,490,712
Goodwill/(negative goodwill)	**(223,188)**	(210,425)	(223,722)	130,467	140,411
Associated companies	**941,671**	930,826	852,546	758,506	762,355
Long-term investments	**2,762**	2,918	2,252	7,098	3,779
Net current assets/(liabilities)	**(489,224)**	137,681	(163,063)	1,854	43,000
	3,809,890	4,518,033	4,030,779	3,250,880	3,440,257
Capital and reserves	**2,880,737**	2,966,009	2,725,649	2,181,997	2,497,433
Minority interests and loans	**412,867**	481,968	425,942	152,303	168,496
	3,293,604	3,447,977	3,151,591	2,334,300	2,665,929
Convertible bonds	**–**	–	–	223,940	231,629
Other long term liabilities	**506,276**	1,062,043	869,613	692,306	542,261
Deferred taxation	**10,010**	8,013	9,575	334	438
	3,809,890	4,518,033	4,030,779	3,250,880	3,440,257

The figures for the last four years in the above table have been restated to reflect the change in accounting policies in respect of SSAP 9 (revised), SSAP 29 and 30.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 24 May 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2001;

2. To declare a final dividend for the year ended 31 December 2001;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, and (iii) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. **THAT:**

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 3 April 2002

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. *Every member entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a member appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the member's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the member's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a member of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a member fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the member shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.*

2. *Subject to note 1 above in relation to a Clearing House, a member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.*

3. *Where there are joint registered holders of any Share, any one of such persons may vote at the*

Notice of Annual General Meeting

Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. *In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

PROPOSED ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE OPERATION OF THE EXISTING SHARE OPTION SCHEME

A notice convening a special general meeting of Shangri-La Asia Limited to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 24 May 2002 at 10:15 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company convened at 10:00 a.m. on the same day and at the same place) or any adjournment thereof to approve the matters referred to in this circular is set out on page 21 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

Hong Kong, 17 April 2002

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Adoption Date"	24 May 2002 (the date on which the New Scheme is adopted by resolution of the Company in general meeting);
"Affiliate Company"	a Controlling Shareholder of the Company or a Subsidiary or Associate of a Controlling Shareholder;
"Allotment Date"	the date on which Shares are allotted to a Grantee pursuant to an Option granted and exercised hereunder;
"Associate"	shall have the meaning ascribed to it under the Listing Rules, save that in the definition of "Eligible Person" and where expressly provided for in the provisions of the New Scheme, the percentage stated in the Listing Rules' definition of an "associate" as the amount specified in the Takeover Code shall instead be the Relevant Percentage;
"Bankruptcy Ordinance"	the Bankruptcy Ordinance (Chapter 6 of the laws of Hong Kong) as amended from time to time;
"Board"	the board of directors of the Company or any of its committees authorised under paragraph (20)(ii) of the Appendix;
"Business Day"	shall have the meaning ascribed to it under the Listing Rules;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) as amended from time to time;
"Company"	Shangri-La Asia Limited, the shares of which are listed on HKSE and SGX-ST;
"Controlling Shareholder"	shall have the meaning ascribed to it under the Listing Rules;

"Culpable Termination" termination of the employment of an Executive on the grounds that he has been guilty of serious misconduct, or there exist grounds allowing his summary dismissal under his employment contract or under common law, or he is unable or has no reasonable prospects of being able to pay his debts within the meaning of the Bankruptcy Ordinance or any other applicable law, or he has become otherwise insolvent or has made any arrangement or composition with his creditors generally, or he has been convicted of any criminal offence involving his integrity or honesty;

"Eligible Person" means any of the following persons:

(a) an Executive;

(b) a director or proposed director (including an independent non-executive director) of any member of the Group;

(c) a direct or indirect shareholder of any member of the Group;

(d) a supplier of goods or services to any member of the Group;

(e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Group;

(f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Group;

(g) a landlord or tenant (including a sub-tenant) of any member of the Group;

(h) any person approved by the shareholders of the Company; and

(i) an Associate of any of the foregoing persons;

"Executive"	any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in, any member of the Group (an "Employee"), any proposed Employee, any full-time or part-time Employee, or a person for the time being seconded to work full-time or part-time for any member of the Group;
"Existing Share Option Scheme"	the existing share option scheme for executives adopted by the Company at its special general meeting held on 16 December 1997;
"Grantee"	any Eligible Person who accepts the offer of the grant of an Option in accordance with the terms of the New Scheme or (in the case of an Eligible Person being an individual and where the context so permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the Eligible Person;
"Group"	the Company, its Subsidiaries and Associates, and Invested Entities. For the avoidance of doubt, notwithstanding any other provision in the New Scheme, the word "Associates" as used in this definition shall have the meaning ascribed to it under the Listing Rules;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Holding Company"	shall have the meaning ascribed to it under the Companies Ordinance;
"Invested Entity"	a corporation, partnership, incorporated or unincorporated body or other entity in which the Company or any of its Subsidiaries holds an interest;
"Latest Practicable Date"	15 April 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on HKSE as amended from time to time;
"New Scheme"	the new share option scheme to be adopted by the Company pursuant to the Ordinary Resolutions as set out in the Notice of Special General Meeting;

"Non-Executive Director Retirement"	a non-executive director of the Company who retires pursuant to the provisions of the Company's Bye-Laws (as amended from time to time) and who notifies the Company that he is not offering himself up for re-election at the Company's annual general meeting;
"Notice of Special General Meeting"	the notice convening the Special General Meeting as set out on page 21 of this circular;
"Offer Date"	the date of the Board resolution approving the grant of Options, which must be a Business Day;
"Option"	an option to subscribe for Shares granted pursuant to the New Scheme;
"Option Period"	in respect of any particular Option, such period as the Board may in its absolute discretion determine, save that such period shall not be longer than 10 years commencing on the date of grant of an Option;
"Option Shares"	Shares to which any particular Option relates;
"Ordinary Resolutions"	the proposed ordinary resolutions as referred to in the Notice of Special General Meeting;
"Other Share Option Scheme"	any and all schemes of the Company other than the New Scheme involving the grant of options over new Shares or other new securities of the Company;
"Relevant Percentage"	shall mean the higher of: (i) the percentage stated in the Listing Rules' definition of an "associate" as the amount specified in the Takeover Code as being the level for triggering a mandatory general offer; and (ii) the amount specified in the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the laws of Hong Kong) as amended from time to time as being the amount of voting power a person is entitled to exercise or control the exercise of upon which that person is taken to be interested in the shares of a corporation;
"SGX-ST"	Singapore Exchange Securities Trading Limited;

"Shares"	shares of HK$1.00 each of the Company, or, if there has been a subdivision, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary share capital of the Company;
"Special General Meeting"	a special general meeting of the Company to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 24 May 2002 at 10:15 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company convened at 10:00 a.m. on the same day and at the same place) or any adjournment thereof;
"Subscription Price"	the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option pursuant to the terms of the New Scheme;
"Subsidiary"	a subsidiary (within the meaning of the Companies Ordinance as amended from time to time) of the Company from time to time;
"Takeover Code"	the Code on Takeovers and Mergers approved by the Securities and Futures Commission from time to time;
"HK$"	Hong Kong dollars.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Executive Directors:
Mr YE Longfei *(Chairman)*
Mr KUOK Khoon Ho
(Deputy Chairman and Managing Director)
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr QUEK Poh Huat*
Mr Alexander Reid HAMILTON*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

17 April 2002

Dear Shareholders,

PROPOSED ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE OPERATION OF THE EXISTING SHARE OPTION SCHEME

1. INTRODUCTION

In view of the recent changes to Chapter 17 of the Listing Rules which governs the operation of share option schemes, the Board proposes to recommend to shareholders of the Company at the Special General Meeting to approve the adoption of the New Scheme and simultaneously terminate the operation of the Existing Share Option Scheme. The purpose of this circular is to provide you with information relating to this proposal and to seek your approval for its adoption.

2. ADOPTION OF THE NEW SCHEME AND TERMINATION OF THE OPERATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted by the Company on 16 December 1997. As at the Latest Practicable Date, the Company has not adopted any share option scheme other than the Existing Share Option Scheme.

It is proposed to adopt the New Scheme and simultaneously terminate the operation of the Existing Share Option Scheme at the Special General Meeting (such that no further options can thereafter be offered under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in full force and effect) and for the New Scheme to take effect on the date of its adoption at the Special General Meeting. The New Scheme will become effective after all the conditions precedent have been fulfilled.

The Board considers that in order to enable the Group to motivate Eligible Persons to optimise their future contributions to the Group and to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Group, it is important that the Group should be permitted to provide them, where appropriate, with an incentive by offering them an opportunity to obtain an ownership interest in the Company and/or to reward them for their past contributions.

Additionally in the case of Executives, the Board considers that in order to enable the Group to attract and retain Executives with experience and ability to work for the Group, it is important that the Group should provide such Executives with an additional incentive by offering them an opportunity to obtain an ownership interest in the Company and/or to reward them for past contributions to the Group.

Upon the grant of any Option, the Board will consider factors such as the Subscription Price, the Option Period, the vesting period, performance targets (if any) and other conditions which the Board has the discretion to prescribe, to enable the purpose of the New Scheme to be served.

A summary of the principal terms of the New Scheme is set out in the Appendix hereto.

As at the Latest Practicable Date, the issued share capital of the Company is 2,176,659,912 Shares and the Board has granted options pursuant to the Existing Share Option Scheme to subscribe for a total of 32,560,000 Shares, representing approximately 1.50 per cent. of the issued share capital of the Company as at the Latest Practicable Date, of which options to subscribe for a total of 6,190,000 Shares have so far lapsed. No options have been exercised or cancelled under the Existing Share Option Scheme since its adoption by the shareholders of the Company. Consequently, as at the Latest Practicable Date, options to subscribe for a total of 26,370,000 Shares remain outstanding under the Existing Share Option Scheme, representing approximately 1.21 per cent. of the issued share capital of the Company as at the Latest Practicable Date.

Assuming that there is no change in the issued share capital of the Company between the period from the Latest Practicable Date and the Adoption Date, the number of Shares that may be issued pursuant to the New Scheme on the Adoption Date will be 217,665,991 Shares, being 10 per cent. of the Company's issued share capital as at the Latest Practicable Date.

3. VALUE OF THE OPTIONS

The Board considers it inappropriate to value all the Options that can be granted under the New Scheme on the assumption that they were granted on the Latest Practicable Date. This is because a number of factors critical for determining such a valuation cannot be reasonably determined. These factors include, without limitation, the Subscription Price which will depend on the price of the Shares on HKSE, the Option Period, the vesting period, and the other terms and conditions of the grant, particularly those conditions which may be contingent in nature, or other continuing eligibility criteria which the Board has the discretion to prescribe upon the grant of an Option. Accordingly, any valuation of the Options based on these speculative assumptions would not be meaningful and may be misleading to shareholders.

4. CONDITIONS PRECEDENT

The New Scheme will come into effect on the Adoption Date upon the fulfilment of the following conditions:

(i) the approval of the shareholders of the Company for the adoption of the New Scheme; and

(ii) the approval of HKSE and SGX-ST for the listing on both exchanges of and the permission to deal in, the Shares in the Company to be issued and allotted pursuant to the exercise of the Options in accordance with the terms and conditions of the New Scheme.

An application will be made to HKSE and SGX-ST for obtaining the approval abovementioned.

5. SPECIAL GENERAL MEETING

Notice of the Special General Meeting is set out on page 21 of this circular. A form of proxy for use at the Special General Meeting is also enclosed therewith. The Ordinary Resolutions to approve the adoption of the New Scheme and the termination of the operation of the Existing Share Option Scheme with effect from the conclusion of the Special General Meeting will be proposed at such meeting.

6. ACTION TO BE TAKEN

Whether or not you intend to attend the Special General Meeting, you are requested to complete the proxy form and return it to the Company's share registrars in Hong Kong, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude shareholders of the Company from attending and voting in person at the Special General Meeting if they so wish. A copy of the New Scheme will be available for inspection during normal business hours at the principal place of business of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong during the 14-day period immediately preceding the Special General Meeting and at the Special General Meeting itself.

7. RECOMMENDATION

The Board believes that adoption of the New Scheme and the termination of the operation of the Existing Share Option Scheme are in the best interests of the Company and accordingly the Board recommends you to vote in favour of the Ordinary Resolutions at the Special General Meeting. The New Scheme has also been reviewed by the Board (including the independent non-executive directors), who unanimously support the proposal.

Yours faithfully,
For and on behalf of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Board collectively and individually accepts full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

SUMMARY OF THE NEW SCHEME

The following is a summary of the principal terms of the New Scheme to be submitted to the shareholders of the Company for adoption at the Special General Meeting. Reference to paragraphs are to paragraphs of this Appendix.

(1) Purpose of the New Scheme/Eligibility

(i) The purpose of the New Scheme is to motivate Eligible Persons to optimise their future contributions to the Group and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Group, and additionally in the case of Executives, to enable the Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

(ii) Subject to the terms of the New Scheme, the Board shall be entitled at any time during the life of the New Scheme to offer the grant of any Option to any Eligible person as the Board may in its absolute discretion select.

(iii) The basis of eligibility shall be determined by the Board from time to time.

(2) Grant of Options

(i) Subject to the provisions of the New Scheme, the Board may in its absolute discretion when offering the grant of an Option impose any conditions, restrictions or limitations in relation thereto in addition to those set forth in the New Scheme as the Board may think fit (to be stated in the letter containing the offer of the grant of the Option) including (without prejudice to the generality of the foregoing) qualifying and/or continuing eligibility criteria, conditions, restrictions or limitations relating to the achievement of performance, operating or financial targets by the Company and/or the Grantee, the satisfactory performance or maintenance by the Grantee of certain conditions or obligations or the time or period when the right to exercise the Option in respect of all or some of the Option Shares shall vest.

(ii) The amount payable upon the acceptance of an Option is HK$1.00.

(iii) The period within which an Option must be exercised shall be such period as the Board may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an Option.

(3) Subscription Price

The Subscription Price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option (and shall be stated in the letter containing the offer of the grant of the Option) but the Subscription Price shall not be less than whichever is the highest of:

(i) the nominal value of a Share;

(ii) the closing price of the Shares as stated in HKSE's daily quotations sheet on the Offer Date; and

(iii) the average of the closing prices of the Shares as stated in HKSE's daily quotations sheet for the five Business Days immediately preceding the Offer Date.

The Subscription Price shall also be subject to adjustment in accordance with paragraph (6). The full amount of the Subscription Price must be paid upon exercise of an Option.

(4) Maximum number of Shares

(i) Upon adoption of the New Scheme by the Company at the Special General Meeting, the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Scheme (and under any Other Share Option Scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"); provided that:

(a) the Company may at any time as the Board may think fit seek approval from its shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Scheme (and under any Other Share Option Scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the shareholders of the Company in general meeting where such limit is refreshed. Options previously granted under the New Scheme and any Other Share Option Scheme (including those outstanding, cancelled, and lapsed in accordance with the terms of the New Scheme or any Other Share Option Scheme or exercised options under the said schemes) shall not be counted for the purpose of calculating the limit as refreshed. The Company shall send to its shareholders a circular containing the information required under Rule 17.02(2)(d) and the disclaimer required under Rule 17.02(4) of the Listing Rules. In addition, the Company may seek separate approval from its shareholders in general meeting for granting Options beyond the Scheme Mandate Limit, provided that the Options in excess of the Scheme Mandate Limit are granted only to the Eligible Persons specified by the Company before such approval is sought and for whom specific approval is obtained. The Company shall issue a circular to its shareholders containing the information required under Rule 17.03(3) of the Listing Rules; and

(b) for the avoidance of doubt, Shares which may be issued upon the exercise of all options granted under the Existing Share Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date.

(ii) Notwithstanding paragraph 4(i), the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme (and under any Other Share Option Scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

(iii) The maximum number of Shares issued and to be issued upon exercise of the Options granted to any one Eligible Person (including exercised and outstanding Options) in any 12-month period shall not exceed one per cent. of the Shares in issue from time to time. Where any further grant of Options to such an Eligible Person would result in the Shares issued and to be issued upon exercise of all Options granted and to be granted to such Eligible Person (including exercised, cancelled and outstanding Options) in the 12-month period up to and including the date of such further grant representing in aggregate over one per cent. of the Shares in issue, such further grant shall be separately approved by the shareholders of the Company in general meeting with such Eligible Person and his Associates abstaining from voting. The Company shall send a circular to its shareholders disclosing the identity of the Eligible Person, the number and terms of the Options to be granted (and Options previously granted) to such Eligible Person, and containing the information required under Rule 17.02(2)(d) and the disclaimer required under Rule 17.02(4) of the Listing Rules. The number and terms (including the Subscription Price) of the Options to be granted to such Eligible Person must be fixed before the approval of the Company's shareholders and the date of the Board meeting proposing such grant shall be taken as the Offer Date for the purpose of calculating the Subscription Price of those Options.

(iv) The maximum numbers set out in paragraphs (4)(i) to (iii) shall be subject to adjustment in accordance with paragraph (6) below but shall not in any event exceed the limits imposed by the Listing Rules.

(5) Rights are personal to Grantee

An Option is personal to the Grantee and is not transferable.

(6) Effects of alterations to capital

In the event of a capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of the Company while any Option may become or remains exercisable, the Board may, if it considers the same to be appropriate, direct that adjustments be made to the maximum number of Shares subject to the New Scheme and/or the number of Shares subject to any Option so far as unexercised and/or the Subscription Price. Where the Board determines that such adjustments are appropriate (other than an adjustment arising from a capitalisation issue), the auditors or the independent financial adviser (as the Board may select) shall certify in writing to the Board that any such adjustments are in their opinion fair and reasonable. Any such adjustments shall be made on the basis that the aggregate Subscription Price payable by the Grantee on the full exercise of any Option is to remain as nearly as practicable the same as (but shall not be greater than) it was before such event. No such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value and any such adjustment shall, as nearly as practicable, be made on the basis that the proportion of the issued share capital of the Company for which any Grantee is entitled to subscribe pursuant to the Options held by him shall remain the same as (but shall not be greater than) it was before such event. The issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring an adjustment.

(7) Rights on death/disability/retirement/transfer of employment

If the Grantee dies or becomes permanently disabled before exercising an Option (or exercising it in full), he (or his legal representative(s) may exercise the Option up to the Grantee's entitlement (to the extent not already exercised) within a period of 12 months following his death or permanent disability or such longer period as the Board may determine. In the event of the Grantee ceasing to be an Executive by reason of his retirement pursuant to such retirement scheme applicable to the Group at the relevant time, his Option (to the extent not already exercised) shall be exercisable until the expiry of the relevant Option Period. In the event of the Grantee ceasing to be an Executive by reason of his transfer of employment to an Affiliate Company, his Option (to the extent not already exercised) shall be exercisable until the expiry of the relevant Option Period unless the Board in its absolute discretion otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board has determined.

(8) Rights on ceasing employment

In the event of the Grantee ceasing to be an Executive for any reason (including his employing company ceasing to be a member of the Group) other than his death, permanent disability, retirement pursuant to such retirement scheme applicable to the Group at the relevant time or the transfer of his employment to an Affiliate Company or the termination of his employment with the relevant member of the Group by resignation or Culpable Termination, the Option (to the extent not already exercised) shall lapse on the date of cessation of such employment and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such cessation.

In the event of the Grantee ceasing to be an Executive by reason of the termination of his employment by resignation or Culpable Termination, the Option (to the extent not already exercised) shall lapse on the date on which the notice of termination is served (in the case of resignation) or the date on which the Grantee is notified of the termination of his employment (in the case of Culpable Termination) and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such service or notification. A resolution of the Board resolving that the Executive's Option has lapsed pursuant to this sub-paragraph shall be final and conclusive.

(9) Rights on ceasing to hold executive post/office

If (i) a Grantee being an executive director of the Company ceases to be an Executive but remains a non-executive director, his Option (to the extent not already exercised) shall be exercisable until the expiry of the relevant Option Period unless the Board in its absolute discretion otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board has determined; or (ii) a Grantee being a non-executive director of the Company ceases to be a director (aa) by reason of Non-Executive Director Retirement, his Option (to the extent not already exercised) shall be exercisable until the expiry of the relevant Option Period unless the Board in its absolute discretion otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board has determined; or (ab) for reasons other than Non-Executive Director Retirement, his Option (to the extent not already exercised) shall lapse on the date of cessation of such appointment and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such cessation.

(10) Rights on ceasing to be an Eligible Person

If (i) the Board in its absolute discretion at any time determines that a Grantee has ceased to be an Eligible Person; or (ii) a Grantee has failed to or no longer satisfies or complies with such criteria or terms and conditions that may be attached to the grant of the Option or which were the basis on which the Option was granted, the Option (to the extent not already exercised) shall lapse on the date on which the Grantee is notified thereof (in the case of (i)) or on the date on which the Grantee has failed to or no longer satisfies or complies with such criteria or terms and conditions as aforesaid (in the case of (ii)) and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such notification or the date of such failure/non-satisfaction/non-compliance. In the case of (i), a resolution of the Board resolving that the Grantee's Option has lapsed pursuant to this sub-paragraph shall be final and conclusive.

(11) Rights on liquidation, breach etc.

If a Grantee (being a corporation) (i) has a liquidator or receiver appointed anywhere in the world in respect of the whole or any part of the assets or undertaking of the Grantee; or (ii) has suspended ceased or threatened to suspend or cease business; or (iii) is unable to pay its debts; or (iv) otherwise becomes insolvent; or (v) suffers a change in its constitution, management, directors or shareholding which in the opinion of the Board is material; or (vi) commits a breach of any contract entered into between the Grantee or his Associate and any member of the Group, the Option (to the extent not already exercised) shall lapse on the date of appointment of the liquidator or receiver or on the date of suspension or cessation of business or on the date when the Grantee is deemed to be unable to pay its debts as aforesaid or on the date of notification by the Company that the said change in constitution, management, directors or shareholding is material or on the date of the said breach of contract (as the case may be) and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such occurrence. A resolution of the Board resolving that the Grantee's Option has lapsed pursuant to this sub-paragraph by reason of breach of contract as aforesaid shall be final and conclusive.

If a Grantee (being an individual) (i) is unable or has no reasonable prospects of being able to pay his debts within the meaning of the Bankruptcy Ordinance or any other applicable law or has otherwise become insolvent; or (ii) has made any arrangement or composition with his creditors generally; or (iii) has been convicted of any criminal offence involving his integrity or honesty; or (iv) commits a breach of any contract entered into between the Grantee or his Associate and any member of the Group, the Option (to the extent not already exercised) shall lapse on the date on which he is deemed unable or to have no reasonable prospects of being able to pay his debts as aforesaid or on the date on which a petition for bankruptcy has been presented in any jurisdiction or on the date on which he enters into the said arrangement or composition with his creditors or on the date of his conviction or on the date of the said breach of contract (as the case may be) and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such occurrence. A resolution of the Board resolving that the Grantee's Option has lapsed pursuant to this sub-paragraph for breach of contract as aforesaid shall be final and conclusive.

(12) Rights on a Takeover

If a general offer is made to all holders of Shares and such offer becomes or is declared unconditional (in the case of a takeover offer) or is approved by the requisite majorities at the relevant meetings of shareholders of the Company (in the case of a scheme of arrangement), the Grantee shall be entitled to exercise the Option (to the extent not already exercised) at any time (in the case of a takeover offer) within one month after the date on which the offer becomes or is declared unconditional or (in the case of a scheme of arrangement) prior to such time and date as shall be notified by the Company.

(13) **Rights on compromise, arrangement with creditors etc.**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purpose of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company, the Company shall give notice thereof to the Grantees who have Options unexercised at the same time as it despatches notices to all members or creditors of the Company summoning the meeting to consider such a compromise or arrangement and thereupon each Grantee (or his legal representatives or receiver) may until the expiry of the earlier of: (i) the Option Period; (ii) the period of two months from the date of such notice; or (iii) the date on which such compromise or arrangement is sanctioned by the court, exercise in whole or in part his Option. Except insofar as exercised in accordance with this provision, all Options outstanding at the expiry of the relevant period referred to in this provision shall lapse. The Company may thereafter require each Grantee to transfer or otherwise deal with the Shares issued on exercise of the Option to place the Grantee in the same position as would have been the case had such Shares been the subject of such compromise or arrangement.

(14) **Rights on a Voluntary Winding up**

In the event of an effective resolution being passed for the voluntary winding-up of the Company, and if the Grantee immediately prior to such event had any subsisting Option which had not been fully exercised, the Grantee may, by notice in writing to the Company within one month after the date of such resolution, elect to be treated as if the Option had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice, and shall accordingly be entitled to receive out of the assets available in the liquidation, *pari passu* with the holders of Shares, such sum as would have been received in respect of the Shares the subject of such election, reduced by an amount equal to the aggregate Subscription Price which would otherwise have been payable in respect thereof.

(15) **Rights attaching to Shares upon exercise of an Option**

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Memorandum of Association and Bye-Laws of the Company and the laws of Bermuda in force from time to time and shall rank *pari passu* in all respects with the then existing fully-paid Shares in issue on the date of allotment, and accordingly shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment, other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor is before the date of allotment.

(16) Lapse of Options

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of the occurrence of any of the following events unless otherwise relaxed or waived (conditionally or unconditionally) by the Board:

(i) the expiry of the Option Period;

(ii) the expiry of any of the periods referred to in paragraphs (7) to (14);

(iii) (subject to paragraph (14)) the date of the commencement of the winding-up of the Company;

(iv) there is an unsatisfied judgment, order or award outstanding against the Grantee or the Board has reason to believe that the Grantee is unable to pay or to have no reasonable prospect of being able to pay his/its debts;

(v) there are circumstances which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in paragraph (11) or (16)(iv); or

(vi) a bankruptcy order has been made against any director or shareholder of the Grantee (being a corporation) in any jurisdiction.

No compensation shall be payable upon the lapse of any Option, provided that the Board shall be entitled in its discretion to pay such compensation to the Grantee in such manner as it may consider appropriate in any particular case.

(17) Cancellation of Options

The Board shall be entitled for the following causes to cancel any Option in whole or in part by giving notice in writing to the Grantee stating that such Option is thereby cancelled with effect from the date specified in such notice (the "Cancellation Date"):

(i) the Grantee commits or permits or attempts to commit or permit a breach of paragraph (5) or any terms or conditions attached to the grant of the Option;

(ii) the Grantee makes a written request to the Board for the Option to be cancelled; or

(iii) if the Grantee has, in the opinion of the Board, conducted himself in any manner whatsoever to the detriment of or prejudicial to the interests of the Company or a Subsidiary.

The Option shall be deemed to have been cancelled with effect from the Cancellation Date in respect of any part of the Option which has not been exercised as at the Cancellation Date. No compensation shall be payable upon any such cancellation, provided that the Board shall be entitled in its discretion to pay such compensation to the Grantee in such manner as it may consider appropriate in any particular case.

(18) Period of New Scheme/Termination

The New Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, provided that the Company may by resolution in general meeting at any time terminate the operation of the New Scheme. Upon the expiry or termination of the New Scheme as aforesaid, no further Options shall be offered but the provisions of the New Scheme shall remain in force and effect in all other respects. All Options granted prior to such expiry or termination (as the case may be) and not then exercised shall continue to be valid and exercisable subject to and in accordance with the New Scheme.

(19) Alteration of New Scheme

The New Scheme may be altered in any respect by a resolution of the Board except that the following shall not be carried out except with the prior sanction of an ordinary resolution of the shareholders of the Company in general meeting:

(i) any material alteration to its terms and conditions or any change to the terms of Options granted (except where the alterations take effect under the existing terms of the New Scheme);

(ii) any alteration to the provisions of the New Scheme in relation to the matters set out in Rule 17.03 of the Listing Rules to the advantage of Grantees; and

(iii) any alteration to this paragraph (19).

provided always that the amended terms of the New Scheme shall comply with the applicable requirements of the Listing Rules.

(20) Administration of the New Scheme

(i) The New Scheme shall be subject to the administration of the Board whose decision on all matters arising in relation to this New Scheme or its interpretation or effect shall (save as otherwise provided in the New Scheme) be final and binding on all parties.

(ii) The Board may delegate any or all of its powers in relation to the New Scheme to any of its committees.

(21) Conditions precedent

The New Scheme shall come into effect on the Adoption Date upon the fulfilment of the following conditions:

(i) the approval of the shareholders of the Company for the adoption of the New Scheme; and

(ii) the approval of HKSE and SGX-ST for the listing on both exchanges of and the permission to deal in, the Shares in the Company to be issued and allotted pursuant to the exercise of the Options in accordance with the terms and conditions of the New Scheme.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 24 May 2002 at 10:15 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company convened at 10:00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. "THAT subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Singapore Exchange Securities Trading Limited granting the listing on both exchanges of and the permission to deal in, the shares in the capital of the Company (the "Shares") to be issued and allotted pursuant to the exercise of any options in accordance with the terms and conditions of the new share option scheme of the Company (the "New Scheme"), the terms of which are set out in the printed document marked "A" produced to this meeting and for the purpose of identification signed by the Chairman of this meeting, the New Scheme be approved and adopted as the new share option scheme of the Company and that the Directors of the Company be and are hereby authorised to do on behalf of the Company all such acts and things (including without limitation entering into transactions and arrangements and executing and/or issuing agreements and documents) as they may consider to be necessary or expedient in order to implement and give full effect to the New Scheme, including but not limited to the following:

   (i) to offer or grant options and issue and allot such number of Shares in the capital of the Company as may be required to be issued upon the exercise of any options under the New Scheme from time to time, subject always to the limits and restrictions as set out in the New Scheme;

   (ii) to make applications at the appropriate time or times to the Hong Kong Stock Exchange and any other stock exchanges upon which the issued Shares may be listed at the relevant time (together the "Relevant Authorities") for the listing of and for permission to deal in any Shares which may hereafter from time to time be issued and allotted pursuant to the exercise of options granted pursuant to the New Scheme;

(iii) to consent and give effect, if they so deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the Relevant Authorities in relation to the New Scheme; and

(iv) to modify and/or amend the New Scheme from time to time, provided that such modification and/or amendment is effected in accordance with the provisions of the New Scheme relating to modifications and/or amendments."

2. "**THAT** subject to and conditional upon the passing of Ordinary Resolution No. 1 set out in this Notice and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on 16 December 1997 (the "Existing Scheme") be hereby terminated with effect from the date of adoption of the New Scheme (such that no further options shall thereafter be offered under the Existing Scheme of the Company but in all other respects the provisions of the Existing Scheme of the Company shall remain in full force and effect)."

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 17 April 2002

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every member entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a member appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the member's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the member's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a member of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a member fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the member shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部香格里格（亞洲）有限公司股份**售出或轉讓**，應立即將本通函交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司

股份購回一般授權

二零零二年四月十七日

SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司

執行董事:
叶龍蜚先生(主席)
郭孔輔先生(副主席兼董事總經理)
Thaddeus Thomas BECZAK先生
Giovanni ANGELINI先生
雷孟成先生

非執行董事:
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
郭保發先生*
Alexander Reid HAMILTON先生*
何建昌先生
(何建源先生之替任董事)

* 獨立非執行董事

註冊辦事處:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點:
香港
中區
添美道一號
中信大廈二十一樓

敬啟者:

股份購回一般授權

本說明文件乃按照香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「香港上市規則」)所載有關管制在香港聯交所擁有第一上市地位之公司購回其本身證券之規則(「證券購回規則」)之規定。

本說明文件向 閣下提供必需之資料,以考慮載於香格里拉(亞洲)有限公司(「本公司」)將於二零零二年五月二十四日舉行之股東週年大會之通告中之6B項建議關於一般及無條件授權本公司之董事(「董事」)行使本公司之權力購回本公司每

股面值港幣1.00元之普通股(「股份」),惟不得超過於有關決議案(「股份決議案」)之日本公司已發行股本之10%(「股份購回授權」)。

證券購回規則

證券購回規則准許在香港聯交所擁有第一上市地位之公司購回其證券,惟須受若干限制所約束,其中最重要之限制概述如下:

(a) 股東批准

證券購回規則規定,在香港聯交所擁有第一上市地位之公司所有在香港聯交所或獲香港證券及期貨事務監察委員會與香港聯交所就此認可之其他證券交易所(「認可證券交易所」)或任何其他證券交易所;就本公司之情況乃指新加坡證券交易所有限公司(「新交所」)(股份在此擁有第二上市地位),購回之證券必須為繳足證券,並須以一項一般授權或就特定交易作特別批准之方式以股東普通決議案事先批准。

(b) 資金來源

用以購回證券之資金,必須由根據公司之規章文件及公司註冊成立所在司法地區之法律可合法使用於有關用途之資金中撥出。

(c) 買賣限制

在香港聯交所或認可證券交易所或新交所進行購回,最多可購回於有關批准購回證券決議案之日已發行股本或其他有關類別證券之10%。

股份購回建議

於二零零二年四月十五日(本説明文件付印前之最後可行日期),本公司之已發行股本包括2,176,659,912股股份。

待股份決議案獲通過後，假設於二零零二年五月二十四日舉行之股東週年大會前並無進一步發行或購回股份以及撤除其他限制（如交易量規定），本公司獲准按股份購回授權在香港聯交所或認可證券交易所或新交所最多可購回217,665,991股股份。

證券購回之理由

董事會認為，獲股東授予一般授權以讓本公司在市場購回股份乃符合本公司及其股東之最佳利益。該等購回可使本公司之資產淨值及／或本公司之每股盈利增加（須視乎當時之市況及資金安排而定），而且只有在董事認為購回將為本公司及其股東帶來利益之情況下方會進行。

證券購回之資金

在購回股份時，本公司只可運用根據其規章文件及根據百慕達法例可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，將可能對本公司之營運資金或資產負債比率（與截至二零零一年十二月三十一日止年度之年報所載經審核綜合賬目所披露之狀況比較及考慮到本公司於本說明文件之日之財務狀況）有重大之不利影響。

然而，董事會不擬建議行使股份購回授權至某一程度，以致在該情況下會對董事會認為不時適合本公司之營運資金或資產負債比率有重大之不利影響。

一般事項

董事會已向香港聯交所作出承諾，在股份購回授權仍適用之日，股份購回授權將按照香港上市規則及百慕達適用之法例而行使。

各董事（於作出一切合理查詢後，就彼等所知）或彼等之聯繫人等現時概無意在股份決議案獲股東採納之情況下，向本公司出售股份。

關連人士（定義見香港上市規則）概無知會本公司，表示在股份購回授權建議獲批准之情況下，彼等現時擬向本公司出售任何股份，彼等亦無承諾不會向本公司出售任何股份。

倘股份購回導致股東於本公司之投票權之相應權益增加，此增加將就香港公司收購及合併守則（「收購守則」）而言被視作一項收購事宜。故此，一名股東或一批行動一致之股東（視乎股東權益增加之水平）可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制性收購。

於二零零二年四月十五日（本說明文件付印前之最後可行日期），Kerry Group Limited（「KGL」）根據證券（披露權益）條例直接或間接擁有981,958,555股股份（附註）之權益，佔本公司已發行股本所附之投票權約45.11%。倘股份購回授權獲全面行使（假設有關之事實及情況不變），則KGL將持有本公司已發行股本所附之投票權約50.13%。

此增加可能導致出現須根據上文所述而作出強制性收購之情況。董事目前無意行使股份購回授權至某一程度，以致產生該收購之情況。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則承擔之後果。

附註：該等股份包括由泰國Shangri-La Hotel Public Company Limited之附屬公司所持有之股份。

本公司作出之證券購買

於本說明文件付印前之最後可行日期前六個月內，本公司在香港聯交所購回合共67,241,522股已繳足股份。該等股份已全部註銷，詳情如下：

購買日期	購回股份數目	每股股份之購買價 最高	最低
		港元	港元
二零零一年十二月十一日	66,945,522	6.85	6.85（附註1）
二零零一年十二月三十一日	296,000	6.10	5.70（附註2）

附註：

1. 本公司購回之該等股份乃先前由新加坡Shangri-La Hotel Limited（「SHL」）間接持有。該等股份乃透過私人協議向SHL購回。

2. 本公司在香港聯交所購回該等股份。

除以上所述者外，本公司並無於本說明文件付印前之最後可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

市價

股份於二零零一年四月一日至二零零二年三月三十一日期間，每個月在香港聯交所買賣之最高價及最低價如下：

二零零一年	股份	
月份	最高價	最低價
	港元	港元
四月	8.00	7.20
五月	8.15	7.05
六月	7.15	5.85
七月	7.25	6.30
八月	7.20	5.90
九月	6.25	3.875
十月	4.80	4.10
十一月	4.975	4.30
十二月	6.45	4.95
二零零二年		
月份		
一月	6.15	5.50
二月	6.80	5.75
三月	6.95	5.95

此致

列位股東　台照

代表董事會
香格里拉（亞洲）有限公司
主席
叶龍蜚

二零零二年四月十七日

MARKET PRICES

The highest and lowest prices at which Shares have been traded on the HK Stock Exchange during each of the previous twelve months (from 1 April 2001 to 31 March 2002) were as follows:

2001 Month	Shares Highest Price *HK$*	Shares Lowest Price *HK$*
April	8.00	7.20
May	8.15	7.05
June	7.15	5.85
July	7.25	6.30
August	7.20	5.90
September	6.25	3.875
October	4.80	4.10
November	4.975	4.30
December	6.45	4.95
2002 Month		
January	6.15	5.50
February	6.80	5.75
March	6.95	5.95

Yours faithfully,
For and on behalf of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder, or group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at 15 April 2002 (the latest practicable date prior to the printing of this explanatory statement), Kerry Group Limited ("KGL") was directly or indirectly interested in 981,958,555 Shares[note] under the Securities (Disclosure of Interests) Ordinance, which constituted approximately 45.11 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 50.13 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by the subsidiary of Shangri-La Hotel Public Company Limited, Thailand.

SECURITIES PURCHASES MADE BY THE COMPANY

During the six months prior to the latest practicable date before the printing of this explanatory statement, the Company has repurchased a total of 67,241,522 fully-paid up Shares, all of which have been cancelled, as follows:

Date of Purchase	Number of Shares Repurchased	Purchase Price Per Share Highest *HK$*	Purchase Price Per Share Lowest *HK$*
11 December 2001	66,945,522	6.85	6.85 *(note 1)*
31 December 2001	296,000	6.10	5.70 *(note 2)*

Notes:

1. *The Company repurchased the Shares which were previously held indirectly by Shangri-La Hotel Limited, Singapore ("SHL"). Those shares were repurchased from SHL by private arrangement.*

2. *The Company repurchased the Shares on the HK Stock Exchange.*

Save as aforesaid, the Company has not purchased any Shares whether on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST or by private arrangement in the six months prior to the latest practicable date before the printing of this explanatory statement.

Subject to the passing of the Share Resolution, on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting to be held on 24 May 2002 and ignoring other restrictions, such as the limitation on the basis of trading volume, the Company would be allowed under the Share Repurchase Mandate to purchase up to a maximum of 217,665,991 Shares on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to repurchase Shares in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31 December 2001 and, taking into account the financial position of the Company as at the date of this explanatory statement, in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

GENERAL

The Directors have undertaken to the HK Stock Exchange that, so far as the same may be applicable, the exercise of the Share Repurchase Mandate will be in accordance with the HK Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have a present intention, in the event that the Share Resolution is adopted by the shareholders, to sell Shares to the Company.

No connected person (as defined in the HK Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

6B of the notice of the Annual General Meeting of the Company to be held on 24 May 2002 (the "Share Repurchase Mandate").

SECURITIES BUY BACK RULES

The Securities Buy Back Rules permit companies whose primary listings are on the HK Stock Exchange to repurchase their securities subject to certain restrictions, the most important of which are summarised below:

(a) Shareholder approval

The Securities Buy Back Rules provide that all securities repurchases on the HK Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange (the "Recognised Stock Exchange") or on any other stock exchange which in the Company's case refers to the Singapore Exchange Securities Trading Limited (the "SGX-ST") (on which the Shares have a secondary listing) by a company with its primary listing on the HK Stock Exchange must be of fully paid up securities and must be approved in advance by an ordinary resolution of its shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated.

(c) Trading restrictions

A maximum of 10 per cent of the existing issued share capital or other relevant class of securities at the date of the relevant resolution authorising the repurchase may be repurchased on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

SHARES REPURCHASE PROPOSAL

As at 15 April 2002 (the latest practicable date prior to the printing of this explanatory statement), the issued share capital of the Company comprised 2,176,659,912 Shares.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Executive Directors:
Mr YE Longfei *(Chairman)*
Mr KUOK Khoon Ho
(Deputy Chairman and Managing Director)
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr QUEK Poh Huat*
Mr Alexander Reid HAMILTON*
Mr HO Kian Cheong
(alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

17 April 2002

Dear Shareholders,

GENERAL MANDATE FOR THE REPURCHASE OF SHARES

This is the explanatory statement required by the relevant rules set out in the Rules Governing the Listing of Securities (the "HK Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange") to regulate the repurchase by companies with primary listings on the HK Stock Exchange of their own securities (the "Securities Buy Back Rules").

This explanatory statement provides the requisite information to you for your consideration of the proposal to grant a general and unconditional mandate to the directors (the "Directors") of Shangri-La Asia Limited (the "Company") to exercise the powers of the Company to repurchase the ordinary shares of HK$1.00 each in the share capital of the Company (the "Shares") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the relevant resolution (the "Share Resolution") referred to in item

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

GENERAL MANDATE FOR THE REPURCHASE OF SHARES

17 April 2002

此乃要件　請即處理

閣下如對本通函或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部香格里拉（亞洲）有限公司股份**售出或轉讓**，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司

建議採納新購股權計劃
及
終止現有購股權計劃之運作

香格里拉（亞洲）有限公司謹訂於二零零二年五月二十四日（星期五）上午十時十五分（或緊隨本公司於同日上午十時在相同地點召開之股東週年大會結束或續會後）假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳召開股東特別大會或其任何續會，藉以通過本通函內所提述之事項，大會通告載於本通函第21頁。無論　閣下是否準備出席該大會，務請依照隨附之代表委任表格所印列之指示，將該表格填妥及交回本公司之香港股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，並在任何情況下於大會或其任何續會指定舉行時間不少於48小時前送達。　閣下填妥代表委任表格後仍可出席會議及於會議上投票。

香港，二零零二年四月十七日

目 錄

頁次

除非文義另有所指，否則本通函內所用之詞彙具有下述涵義：

「採納日期」	指	二零零二年五月二十四日(新計劃於股東大會上以本公司決議案形式採納之日期)；
「聯屬公司」	指	本公司之控股股東或控股股東之附屬公司或聯繫人士；
「配發日期」	指	根據行使所授出之購股權而向承授人配發股份之日期；
「聯繫人士」	指	具有上市規則所賦予之涵義，惟在「合資格人士」一詞之釋義及新計劃條文中另有明文規定情況下，上市規則內「聯繫人士」一詞之釋義中註明為收購守則所界定之數量百分比應為相關百分比；
「破產條例」	指	不時修訂之破產條例(香港法例第6章)；
「董事會」	指	本公司董事會或根據附錄第(20)(ii)段授權之任何委員會；
「營業日」	指	具有上市規則所賦予之涵義；
「公司條例」	指	不時修訂之公司條例(香港法例第32章)；
「本公司」	指	香格里拉(亞洲)有限公司，其股份在香港聯交所及新交所上市；
「控股股東」	指	具有上市規則所賦予之涵義；

「構成罪行終止」 指 行政人員被終止受聘乃由於嚴重犯錯，或有原因可構成彼在僱傭合約或普通法項下被即時解僱，或根據破產條例或任何其他適用法例所界定彼未能償付或缺乏償付其債務之合理可能性，或彼已破產或已與債權人達成任何安排或妥協，或彼被判涉及其品格或誠信之任何刑事罪行；

「合資格人士」 指 任何下列人士：

(a) 行政人員；

(b) 本集團任何成員公司之董事或候任董事（包括獨立非執行董事）；

(c) 本集團任何成員公司之直接或間接股東；

(d) 本集團任何成員公司之貨物或服務供應商；

(e) 本集團任何成員公司之客戶、顧問、業務或合營夥伴、特許經銷商、承辦商、代理或代表；

(f) 向本集團任何成員公司提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務之人士或實體；

(g) 本集團任何成員公司之業主或租客（包括分租戶）；

(h) 獲本公司股東批准之任何人士；及

(i) 任何上述人士之聯繫人士。

「行政人員」	指	本集團任何成員公司之任何執行董事、經理、或擔任行政、管理、監督或類似職位之其他僱員（「僱員」）、任何候任僱員、任何全職或兼職僱員、或當時被調派至本集團任何成員公司擔任全職或兼職工作之人士；
「現有購股權計劃」	指	本公司於一九九七年十二月十六日召開之股東特別大會上採納之現有行政人員購股權計劃；
「承授人」	指	根據新計劃條款接納所授出之購股權之任何合資格人士或(如合資格人士為個人及符合文義所指)因合資格人士身故而有權獲取任何有關購股權之法定遺產代理人；
「本集團」	指	本公司、其附屬公司及聯繫人士以及被投資實體。為免引起混淆，儘管新計劃有任何其他規定，本釋義所用「聯繫人士」一詞具有上市規則所賦予之涵義；
「香港聯交所」	指	香港聯合交易所有限公司；
「控股公司」	指	公司條例所賦予之涵義；
「被投資實體」	指	本公司或其任何附屬公司擁有權益之法團、合夥企業、註冊成立或非註冊成立組織或其他實體；
「最後可行日期」	指	二零零二年四月十五日，即本通函付印前就確定其中所載若干資料之最後可行日期；
「上市規則」	指	不時修訂之聯交所證券上市規則；
「新計劃」	指	本公司根據普通決議案(載於股東特別大會通告內)將予採納之新購股權計劃；

「非執行董事退任」	指	本公司之非執行董事根據本公司細則(經不時修訂)之規定退任,並知會本公司其不擬在本公司之股東週年大會上膺選連任;
「股東特別大會通告」	指	本通函第21頁所載召開股東特別大會之通告;
「要約日期」	指	董事會通過決議案批准授出購股權之日(必須為營業日);
「購股權」	指	根據新計劃授出可認購股份之購股權;
「購股權期間」	指	就任何特定購股權而言董事會可全權酌情釐定之期間,惟該期間由購股權授出日期起計不得超逾10年;
「購股權股份」	指	任何特定購股權相關之股份;
「普通決議案」	指	股東特別大會通告內所提呈之普通決議案;
「其他購股權計劃」	指	本公司任何及所有包括授出涉及本公司新股份或其他新證券之購股權計劃(不包括新計劃);
「相關百分比」	指	以下兩者中之較高百分比: (i) 上市規則內有關「聯繫人士」一詞之釋義中就收購守則內註明為觸發強制性全面收購建議水平之數量有關之百分比;及 (ii) 不時修訂之證券(披露權益)條例(香港法例第396章)中所述之數量,即某一位人士因有權行使或該人士可控制行使某數量之投票權而被視為在某一公司之股份中擁有權益;
「新交所」	指	新加坡證券交易所有限公司;

「股份」	指	本公司股本中每股面值1.00港元之股份，或如本公司之股本出現拆細、合併、重新分類或重組，則指構成本公司普通股股本之股份；
「股東特別大會」	指	本公司將於二零零二年五月二十四日（星期五）上午十時十五分（或緊隨本公司於同日上午十時在相同地點召開之股東週年大會結束或續會後）假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳召開之股東特別大會或其任何續會；
「認購價」	指	承授人根據新計劃條款行使購股權時可認購股份之每股價格；
「附屬公司」	指	本公司當時之附屬公司（定義見不時修訂之公司條例）；
「收購守則」	指	證券及期貨事務監察委員會不時批准之公司收購及合併守則；
「港元」	指	港元。

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

執行董事:
叶龍蜚先生(主席)
郭孔輔先生(副主席兼董事總經理)
Thaddeus Thomas BECZAK先生
Giovanni ANGELINI先生
雷孟成先生

非執行董事:
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
郭保發先生*
Alexander Reid HAMILTON先生*
何建昌先生(何建源先生之替任董事)

* 獨立非執行董事

註冊辦事處:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點:
香港
中區
添美道一號
中信大廈二十一樓

敬啟者:

建議採納新購股權計劃
及
終止現有購股權計劃之運作

1. 緒言

鑒於規範購股權計劃運作之上市規則第17章最近有所修訂,董事會擬建議本公司股東於股東特別大會上批准採納新計劃,並同時終止現有購股權計劃之運作。本通函旨在向 閣下提供有關建議之資料,並尋求 閣下批准採納。

2. 採納新計劃及終止現有購股權計劃之運作

現有購股權計劃乃本公司於一九九七年十二月十六日所採納。於最後可行日期，除現有購股權計劃外，本公司並無採納任何購股權計劃。

本公司建議於股東特別大會上採納新計劃，並同時終止現有購股權計劃（即不會再根據現有購股權計劃授出購股權，惟現有購股權計劃之條文將在所有其他方面仍然繼續有效），而新計劃將由股東特別大會採納當日起生效。新計劃將於所有先決條件達成後生效。

董事會認為，為鼓勵合資格人士於日後充份發揮彼等對本集團之貢獻，以及吸納及挽留或保持與該等合資格人士（彼等對本集團之表現、增長或成就至為重要及／或彼等之貢獻確實或將有利於本集團之表現、增長或成就）之長久關係，尤為重要者，本集團應獲准許為該等人士（如適用）提供獎勵；給予彼等擁有本公司權益之機會及／或就彼等過往曾作出之貢獻給予獎勵。

此外就行政人員而言，董事會認為，為吸納及挽留資深及能幹之行政人員為本集團服務，尤為重要者，本集團應為該等行政人員提供額外獎勵，給予彼等擁有本公司權益之機會及／或就彼等過往對本集團之貢獻給予獎勵。

於授出任何購股權時，董事會將考慮可以由其酌情釐定之因素，如認購價、購股權期間、歸屬期間、表現目標（如有）及其他條件，以達致新計劃之目的。

新計劃之主要條款載於本通函之附錄內。

於最後可行日期，本公司之已發行股本為2,176,659,912股，董事會已根據現有購股權計劃授予購股權，以認購合共32,560,000股股份，佔最後可行日期時本公司已發行股本約1.50%，其中可認購合共6,190,000股股份之購股權已告失效。現有購股權計劃自本公司股東採納日期以來概無購股權獲行使或被註銷。因此，於最後可行日期，在現有購股權計劃項下未獲行使之購股權合共可認購26,370,000股股份，佔最後可行日期時本公司已發行股本約1.21%。

假設於最後可行日期至採納日期期間本公司之已發行股本並無變動，則於採納日期根據新計劃將予發行之股份為217,665,991股，佔最後可行日期時本公司已發行股本之10%。

3. 購股權之價值

董事會認為並不適宜假設新計劃可授出之購股權全部均於最後可行日期授出而作出估值。原因為釐定有關估值之若干關鍵因素並未能合理釐定。該等因素包括（但不限於）認購價（須視乎股份於香港聯交所之價格）、購股權期間、歸屬期間及其他授出條款及條件，尤其那些屬於或然性質之條件或董事會於授出購股權時可酌情釐定之其他持續符合資格規定。有見及此，以該等預測性假設為基準對購股權所作之任何估值均屬無意義及對股東造成誤導。

4. 先決條件

新計劃將於以下條件達成後，於採納日期生效：

(i) 本公司股東批准採納新計劃；及

(ii) 香港聯交所及新交所批准根據新計劃條款及條件行使購股權時將予發行及配發之本公司股份於上述兩個交易所上市及買賣。

本公司將向香港聯交所及新交所申請上述批准。

5. 股東特別大會

股東特別大會通告載於本通函第21頁，隨函附奉股東特別大會適用之代表委任表格乙份。本公司將於股東特別大會上提呈批准採納新計劃及終止現有購股權計劃運作之普通決議案（於股東特別大會結束後生效）。

6. 應採取之行動

無論　閣下能否出席股東特別大會，務請填妥代表委任表格，並於股東特別大會或其任何續會指定舉行時間不少於48小時前將表格交回本公司之股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。填妥及交回代表委任表格後，　閣下仍可出席股東特別大會及在會上投票。新計劃文件於緊接股東特別大會舉行前14日期間之一般辦公時間內，可於本公司之主要營業地點（地址為香港中區添美道1號中信大廈21樓）及於股東特別大會上查閱。

7. 推薦意見

董事會相信採納新計劃及終止現有購股權計劃運作乃符合本公司之最佳利益，因此董事會建議　閣下投票贊成將於股東特別大會上提呈之普通決議案。新計劃亦已經董事會（包括獨立非執行董事）審閱，彼等一致支持有關建議。

此致

列位股東　台照

代表董事會
香格里拉（亞洲）有限公司
主席
叶龍蜚

二零零二年四月十七日

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事會願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他重大事實致使本通函所載內容產生任何誤導。

新計劃概要

以下為將於本公司股東特別大會上提呈予股東採納之新計劃之主要條款。其中所提述之段落乃本附錄之段落。

(1) 新計劃之目的／資格

(i) 新計劃旨在鼓勵合資格人士於日後充份發揮彼等對本集團之貢獻及／或就彼等過去之貢獻給予獎勵，吸納及挽留該等合資格人士或與彼等保持緊密無間之關係，該等合資格人士對本集團之表現、增長或成就至為重要及／或彼等之貢獻確實或將會有利於本集團之表現、增長或成就。而就行政人員而言，本集團可藉此吸納及挽留資深及能幹之員工及／或對彼等過往所作出之貢獻加以獎勵。

(ii) 根據新計劃之條款，董事會有權在新計劃生效期間隨時向董事會全權酌情選擇之任何合資格人士提呈授予任何購股權。

(iii) 董事會將不時釐定資格標準。

(2) 授出購股權

(i) 在新計劃條文規限下，董事會於建議授出購股權時，可在新計劃所載條文以外規定任何董事會認為適當之有關條件、限制或規限（於載有授出購股權建議之函件中列明），包括（在不損前述條文一般性之情況下）持續符合資格之標準，涉及本公司及／或承授人達致表現、營運或財務目標之條件、限制或規限，承授人完滿達成或履行若干條

件或責任，或行使全部或部份購股權股份所涉及購股權之權利應歸屬之時間或期間。

(ii) 於接納購股權時應付之金額為每份1.00港元。

(iii) 購股權必須行使之期間為董事會於授出購股權時全權釐定之期間，惟有關期間不得超過授出購股權日期起計十年。

(3) **認購價**

任何特定購股權之認購價為董事會於授出有關購股權時全權釐定之價格（及須於授出購股權建議之函件中列明），惟認購價不得低於以下最高者：

(i) 股份之面值；

(ii) 股份於要約日期在香港聯交所每日報價表所述之收市價；及

(iii) 緊接要約日期前五個營業日股份在香港聯交所每日報價表所述之平均收市價。

認購價亦將根據第(6)段作出調整。認購價須於購股權行使時全數支付。

(4) **股份數目上限**

(i) 本公司在股東特別大會上採納新計劃後，因行使根據新計劃（及任何其他購股權計劃）將予授出之所有購股權而可予發行之股份總數，最多不得超逾於採納日期已發行股份之10%（「計劃授權上限」），惟：

(a) 本公司可於董事會認為適當之情況下尋求股東批准更新計劃授權上限，惟因行使根據新計劃（及任何其他購股權計劃）將

予授出之所有購股權而可予發行之股份數目，最多不得超逾於本公司股東批准更新該上限之日已發行股份之10%。之前根據新計劃及任何其他購股權計劃授出之購股權（包括尚未行使、已註銷及根據新計劃或任何其他購股權計劃之條款已失效者或已根據上述計劃行使之購股權）將不會列入計算上述經更新上限內。本公司必須向其股東寄發一份通函，詳列上市規則第17.02(2)(d)條所規定之資料及17.02(4)條所規定之免責聲明。此外，本公司可於股東大會上尋求其股東另行批准授出超逾計劃授權上限之購股權，惟超逾計劃授權上限之購股權僅授予尋求上述批准前本公司指定並就其取得特別批准之合資格人士。本公司須向股東寄發通函，其中載有上市規則第17.03(3)條規定之資料；及

(b) 為免引起混淆，計算於採納日期之計劃授權上限時，不應包括因根據現有購股權計劃已授出並於採納日期仍未行使之所有購股權獲行使而可予發行之股份。

(ii) 儘管有第4(i)段所述者，惟因行使根據新計劃（及任何其他購股權計劃）所授出而尚未行使及有待行使之所有購股權可予發行之股份數目，最多不得超逾不時已發行股份之30%。

(iii) 在任何12個月內因授予任何合資格人士之購股權（包括已行使及尚未行使之購股權）獲行使而已發行及將予發行股份之數目，最多不得超逾不時已發行股份之1%。倘向上述合資格人士增授購股權會導致截至增授購股權之日（包括該日）止12個月期間因行使已授予及將授予該合資格人士之所有購股權而已發行及將予發行之股份合共超逾已發行股份之1%，則增授購股權須在股東大會上取得股東另行

批准，而該合資格人士及其聯繫人士須放棄投票。本公司須向其股東寄發一份通函，披露合資格人士之身份、向該合資格人士將授出購股權（及先前已授出購股權）之數目及條款，以及載列上市規則第17.02(2)(d)條所規定之資料及上市規則第17.02(4)條所規定之免責聲明。向該合資格人士將授出購股權之數目及條款（包括認購價）必須在本公司股東批准之前釐定，而董事會開會提呈該授出之日必須視作要約日期，以計算該等購股權之認購價。

(iv) 上文第(4)(i)至(iii)段所述之數目上限可根據下文第(6)段予以調整，但無論如何不得超逾上市規則所規定之上限。

(5) 權利屬承授人個人專有

購股權屬承授人個人專有及不可轉讓。

(6) 股本變動影響

倘於購股權成為或仍然可予行使期間本公司作出資本化發行、供股、合併、拆細或削減股本，董事會在認為適合之情況下，可指示就新計劃所規限之股份數目上限及／或任何購股權所規限之股份數目（以未行使者為準）及／或認購價作出調整。倘董事會認為該等調整合適（不包括來自資本化之任何調整），核數師或獨立財務顧問（由董事會揀選）須向董事會書面證明該等調整為公平合理。任何該等調整必須以最接近（但不得超過）未作出調整前承授人於全面行使購股權時所應付之認購價總額為基準。任何該等調整均不得導致股份以低於其面值發行，而任何調整必須以最接近（但不得超過）未作出調整前任何承授人根據所持購股權可認購之本公司已發行股本比例之基準作出。發行證券作為交易之代價不得被視作須要作出調整之情況。

(7) **身故／喪失工作能力／退休／調職時之權利**

倘承授人於行使（或全面行使）購股權前身故或成為永久傷殘，承授人（或其法定遺產代理人）可於彼身故或永久傷殘後十二個月內或董事會釐定之較長期間內行使承授人之購股權份額（以尚未行使者為限）。倘根據本集團於有關期間適用之退休計劃，承授人因退休而不再成為行政人員，則其購股權（以尚未行使者為限）可繼續行使直至有關購股權期間屆滿為止。倘承授人因調往聯屬公司而不再成為行政人員，則其購股權（以尚未行使者為限）可繼續行使直至有關購股權期間屆滿為止，惟在董事會全權釐定之情況下，則購股權（或其中尚未行使部份）可於董事會釐定之期間內予以行使。

(8) **終止受僱時之權利**

倘承授人因任何原因（包括彼受聘之公司不再成為本集團之成員公司）而不再成為行政人員（因身故、永久傷殘、根據本集團於有關期間適用之退休計劃退休或調往聯屬公司或因辭職或構成罪行終止等原因而終止受聘於本集團有關成員公司者除外），則其購股權（以尚未行使者為限）將於終止受聘之日起失效及不可以行使，惟在董事會另行釐定之情況下，則購股權（或其中尚未行使部份）可於終止日期後董事會全權釐定之期間內予以行使。

倘承授人不再成為行政人員是由於辭職或構成罪行終止之原因而終止受聘，則其購股權（以尚未行使者為限）將於終止通告送達日期（如屬辭職）或承授人獲知會終止受聘之日（如屬構成罪行終止）失效及不可以行使，惟在董事會另行釐定之情況下，則購股權（或其中尚未行使部份）可於送達或知會日期後董事會全權釐定之期間內予以行使。董事會根據本分段議決失效之行政人員購股權將為最終決定及不可以推翻。

(9) 不再出任行政職位／職務時之權利

倘(i)承授人身為本公司之執行董事而不再成為行政人員但仍保留非執行董事一職，則其購股權（以尚未行使者為限）可繼續行使直至有關購股權期間屆滿為止，惟在董事會全權另行釐定之情況下，則購股權（或其中尚未行使部份）可於董事會釐定之有關期間內予以行使；或(ii)倘承授人身為本公司非執行董事不再成為董事是(aa)由於非執行董事退任理由，則其購股權（以尚未行使者為限）可繼續行使直至有關購股權期間屆滿為止，惟在董事會全權另行釐定之情況下，則購股權（或其中尚未行使部份）可於董事會釐定之有關期間內予以行使；或(ab)由於非執行董事退任以外之其他理由，則其購股權（以尚未行使者為限）將於委任終止之日失效及不可以行使，惟在董事會另行釐定之情況下，則購股權（或其中尚未行使部份）將可於終止日期後董事會全權釐定之期間內予以行使。

(10) 終止作為合資格人士

倘(i)董事會於任何時間全權釐定承授人不再為合資格人士；或(ii)承授人未能達成或不再履行或遵守授出購股權時所附帶或作為授出購股權基準之該等標準或條款及條件，則購股權（以尚未行使者為限）將於承授人獲通知當日（如屬第(i)種情況）或於承授人未能達成或不再履行或遵守上述有關標準或條款及條件當日（如屬第(ii)種情況）失效及不可以行使。惟在董事會另行釐定之情況下，則購股權（或其中尚未行使部份）可於該通知日期或未達成／未履行／未遵守日期後董事會全權釐定之有關期間內予以行使。就第(i)種情況而言，董事會根據本分段議決承授人之購股權已失效之決定將為最終決定及不可以推翻。

(11) 清盤、違約等之權利

倘承授人（如為一家公司）(i)於任何地方已委任清盤人或接管人接管承授人之全部或部份資產或物業；或(ii)已暫停或終止或威脅暫停或終止業務；或(iii)未能償還其債務；或(iv)成為無力償還債務；或(v)其公司組織、管理層、董事或股權出現董事會認為屬重大之變動；或(vi)違反承授人或其聯繫人士與本集團任

何成員公司訂立之任何合約，則購股權（以尚未行使者為準）將於委任清盤人或接管人當日或暫停或終止業務當日或承授人被視為無力償還上述債務當日或獲本公司通知其公司組織、管理層、董事或股權出現重大變動當日或上述違反合約當日（視乎情況而定）失效及不可以行使。惟在董事會另行釐定之情況下，則購股權（或其中尚未行使部份）可於發生上述事項日期後董事會全權釐定之期間內予以行使。董事會根據本分段基於上述違約原因議決承授人之購股權已失效之決定將為最終決定及不可以推翻。

倘承授人（如為個人）(i)根據破產條例或任何其他適用法例之含義未能償付或缺乏可償付其債務之合理可能性或成為無力償債者；或(ii)與債權人達成任何一般安排或妥協；或(iii)被判任何涉及其品格或誠信之刑事罪行；或(iv)被判違反承授人或其聯繫人士與本集團任何成員公司訂立之合約，則購股權（以尚未行使者為準）將於上述彼被視為未能償付或缺乏可償付其債務之合理可能性當日或於任何司法權區被提呈破產申請當日或彼與其債權人訂立上述安排或妥協當日或彼被判有罪或違反上述合約當日（視乎情況而定）失效及不可以行使。惟在董事會另行釐定之情況下，則購股權（或其中尚未行使部份）可於發生上述事件後於董事會全權釐定之期間內予以行使。董事會根據本分段基於上述違約原因議決承授人之購股權已失效之決定將為最終決定及不可以推翻。

(12) 收購權利

倘全體股份持有人獲提呈全面收購建議，而該收購建議成為或宣佈成為無條件（如屬收購建議）或於本公司之有關股東大會上獲所需之大比數批准（如屬協議安排），則承授人有權於收購建議成為或宣佈成為無條件當日起一個月內（如屬收購建議）或（如屬協議計劃）本公司告知之時間及日期前隨時行使購股權（以尚未行使者為限）。

(13) 與債權人等妥協、安排時之權利

倘本公司及其股東或債權人就本公司重組或與其他公司合併之計劃提出妥協或安排建議，則本公司須於其向本公司全體股東或債權人發出為考慮有關妥協或安排而召開之大會之通告當日通知尚有未行使購股權之承授人。而各承授人(或其法定遺產代理人或接管人)可於直至：(i)購股權期間；(ii)由發出該通告日期起之兩個月；或(iii)該妥協或安排獲法院核准當日(以較早發生者為準)行使全部或部份購股權。除根據本條文行使者外，所有在本條文所述之有關期間屆滿後而仍未行使之購股權將告失效。本公司可於其後要求各承授人轉讓或以其他方式處置因行使購股權而發行之股份，以便將承授人置於尤如該等股份已受有關妥協或安排制約之相同情況。

(14) 自動清盤時之權利

倘有關本公司自動清盤之有效決議案獲通過而承授人於緊接上述情況前仍有任何未全面行使之購股權，則承授人可於該決議案通過日期後一個月內以書面通知本公司，選擇將購股權當作於緊接通過該決議案前已全數或按該通知書指定之數額予以行使。承授人亦因此與股份持有人享有同等權利，可於清盤時自可供分派的資產中收取款項，金額相等於就上述選擇所涉及股份應收取之款額扣除相等於原應就此支付認購價之金額。

(15) 行使購股權而發行之股份所附權利

因行使購股權而將予配發之股份須受本公司之公司組織章程大綱及公司細則之條文及不時生效之百慕達法律所規限，並將於各方面與其他於配發當日已發行之現有繳足股份享有同等權益，因此持有人有權享有於配發日期或之後派付或作出之所有股息或其他分派(倘記錄日期為配發日期之前，則先前宣派或建議或議決將予派付或作出之任何股息或其他分派除外)。

(16) 購股權失效

除獲董事會另行解除或有條件或無條件豁免外，購股權將於任何下述事項發生之最早日期自動失效及不可以行使（以尚未行使者為限）：

(i) 購股權期間屆滿；

(ii) 上述第(7)至(14)段所述任何期限屆滿；

(iii) （在第(14)段之規限下）本公司開始清盤之日期；

(iv) 尚有涉及承授人未履行之判決、判令或其他未了結之裁定，或董事會有理由相信承授人未能償付或缺乏可償付其債務之合理可能性；

(v) 出現任何情況使任何人士有權採取任何行動、委任任何人士、展開訴訟或取得第(11)或(16)(iv)段所述類別之任何判令；或

(vi) 承授人（倘為法團）之任何董事或股東在任何司法權區被頒佈破產令。

購股權失效時毋須作出任何賠償，惟董事會有權酌情在任何特別情況下按其認為適當之方式向承授人支付賠償。

(17) 註銷購股權

董事會有權就下列理由書面通知承授人以註銷全部或部份購股權，通知書表明有關購股權由該通知所指定日期（「註銷日期」）起予以註銷：

(i) 承授人違反或容許違反或意圖違反或意圖容許違反第(5)段或授出購股權所附之任何條款或條件；

(ii) 承授人書面要求董事會註銷購股權；或

(iii) 倘董事會認為承授人本身任何方式之行為損害或影響本公司或附屬公司之利益。

於註銷日期尚未行使之任何部份購股權，應被視為由註銷日期起已予註銷。在進行任何上述註銷時毋須作出賠償，惟董事會有權酌情在任何特別情況下按其認為適當之方式向承授人支付賠償。

(18) 新計劃之期限／終止

新計劃由採納日期起計10年內有效，惟本公司可隨時於股東大會上以決議案終止新計劃之運作。於上述新計劃屆滿或終止後，將不會再行建議授出購股權，惟新計劃之條文將在所有其他方面仍然有效。於屆滿或終止（視乎情況而定）前所授出及於當時尚未行使之全部購股權將根據新計劃並在其規限下繼續有效及可予行使。

(19) 新計劃之變更

新計劃可藉董事會決議案在任何方面作出修訂，惟下列情況須事先經本公司股東在股東大會上通過普通決議案批准：

(i) 其條款及條件之任何重大修訂或授出之購股權之條款有任何改動（除非有關改動乃根據新計劃之現有條款生效）；

(ii) 新計劃條文中有關上市規則第17.03條所載事宜之任何有利於承授人之修訂；及

(iii) 本第19段之任何修訂，

而在任何情況下新計劃之修訂條款須符合上市規則之適用規定。

(20) 新計劃之管理

(i) 新計劃由董事會管理，董事會就新計劃所產生之一切事宜或其詮釋或效力之決定（新計劃另有規定者除外）將為最終及對各方具有約束力。

(ii) 董事會可將新計劃之任何或全部權力賦予其任何委員會。

(21) 先決條件

新計劃將於以下條件達成後於採納日期起生效：

(i) 本公司股東批准採納新計劃；及

(ii) 香港聯交所及新交所批准根據新計劃條款及條件行使購股權時將予發行及配發之本公司股份在上述兩個交易所上市及買賣。

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零二年五月二十四日星期五上午十時十五分(或緊隨本公司於同日上午十時在相同地點召開之股東週年大會結束或續會後)假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行股東特別大會,藉以考慮及酌情通過下列決議案為普通決議案:

普通決議案

1. 「**動議**待香港聯合交易所有限公司(「香港聯交所」)及新加坡證券交易所有限公司批准根據本公司之新購股權計劃(「新計劃」)(其條款載於註有「A」字樣之印製文件,而該文件已提交大會並經大會主席簽署以資識別)之條款及條件行使任何購股權而將予發行及配發之本公司股本中股份(「股份」)於上述兩個交易所上市及買賣後,批准新計劃並將其採納為本公司之新購股權計劃,亦**動議**授權本公司董事代表本公司作出彼等認為必須或權宜之一切行動及事宜(包括(但不限於)進行交易及安排及簽署及/或發出協議及文件),使新計劃可以實行及全面生效,包括(但不限於)下列各項:

   (i) 建議授出或授出購股權及發行及配發不時因行使新計劃之任何購股權而須予發行之本公司股本中之股份數目,惟須經常受新計劃所列明之範圍及限制所規限;

   (ii) 在適當時候向香港聯交所及在有關時間已發行股份可能在其上市之任何

其他證券交易所(統稱「有關機關」)申請批准因行使新計劃所授出之購股權而須予不時發行及配發之股份上市及買賣;

(iii) 同意有關機關對新計劃所附加或作出之條件、修改及／或更改(如屬適當及權宜),並使其生效;及

(iv) 不時修改及／或修訂新計劃,惟有關修改及／或修訂須根據新計劃有關修改及／或修訂之規定而進行。」

2. 「**動議**待本通告所載第1項普通決議案獲得通過及達成或履行其中所述之條件後,本公司於一九九七年十二月十六日所採納之現有購股權計劃(「現有計劃」)之運作將自採納新計劃之日起終止(而隨後不得根據本公司之現有計劃再建議授出購股權,惟本公司現有計劃之條文於其他各方面仍繼續有效)。」

承董事會命
香格里拉(亞洲)有限公司
公司秘書
高秀麗

香港,二零零二年四月十七日

總辦事處及香港主要營業地點:
香港
中區
添美道一號
中信大廈二十一樓

附註：

1. 凡有權出席本通告所召開之大會（「大會」），並於大會上投票之股東，均可委任不超過兩位代表出席及代其投票。倘股東委派兩位代表，則須在代表委任表格上清楚列明各受委代表所代表之本公司股份（「股份」）數目及有投票權之委任代表。倘有兩位委任代表，在下述情況下只有擁有投票權之委任代表方可代股東投票：(a)以舉手方式投票；(b)倘兩位代表欲以不同方式代股東投票；及(c)行使酌情權投票。受委代表毋須為本公司之股東。由一間結算公司（或其代理人）（定義見本公司之公司細則）所委任之代表數目則不受上述規限。倘股東未有註明每位受委代表屆時可代表之股份數目及／或有投票權之受委代表姓名，則該股東將被視為已委任名列首位之代表出任其有投票權之受委代表，惟大會主席絕對有權酌情另作決定。而該名列首位之代表將代表股東所持有之所有股份。

2. 除上述附註1所述有關之結算公司外，股東於任何時間僅有一份有效之代表委任表格。倘股東遞交一份以上之代表委任表格，按以下附註4所述方式遞交之最後一份代表委任表格將被視作唯一有效之代表委任表格處理。

3. 如屬任何股份之聯名登記持有人，則任何一位該等人士均可於大會上投票（不論親身或委派代表），猶如彼等為唯一有權投票者。惟倘超過一位有關之聯名持有人親自或委派代表出席大會，則該等出席者中只有在股東名冊內排名首位者方有權就該等股份投票。排名首位而已身故之股東之個別遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

4. 代表委任表格及經授權人簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件之副本，須於大會（或任何續會）指定舉行時間最少四十八小時前送達本公司在香港之股份過戶登記處雅柏勤證券登記有限公司（地址為香港中環干諾道中111號永安中心5樓）方為有效。



Shangri-La Hotel, Jakarta – Lobby

SHANGRI-LA
ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司